SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, January 2011

Commission File Number 000-13727

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 Howe Street, Vancouver BC Canada V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Technical Report for Navidad Property

2

Document 1

M3-PN100019
January 14, 2011

PAN AMERICAN SILVER CORP.NAVIDAD PROJECT

Chubut Province, Argentina:
Preliminay Assessment

Prepared For:

M3 Engineering & Technology Corporation • 2051 West Sunset Road, Tucson, AZ 85704 • 520.293.1488

NAVIDAD PROJECT
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LIST OF TABLES

TABLE NO.	DESCRIPTION

Table 3-1: Navidad April 2009 Mineral Resources Reported Above a 50 g/t Ag Equivalent (AgEQ) Cut-off Grade	4

Table 3-2: Average Navidad Recoveries and Grades for Copper-Silver Ore	5

Table 3-3: Average Navidad Recoveries and Grade for Lead-Silver Ore	5

Table 3-4: Cash Operating Cost Over the Life of Navidad Operations	8

Table 3-5: Financial Model Economic Summary	10

Table 3-6: Mine Production Plan (Years -1 to 5)	11

Table 3-7: Mine Production Plan (Years 6 to 11)	11

Table 3-8: Mine Production Plan (Years 12 to 17)	12

Table 3-9: Navidad 2009 Mineral Resources Reported Above a Cut-Off Grade of 50 g/t AgEQ	15

Table 3-10: Recommended Feasibility Study Budget	20

Table 4-1: List of Qualified Persons	22

Table 4-2: Project Term Abbreviations and Descriptions	24

Table 12-1: Diamond Drillholes Completed by IMA from 2003 to 2006	44

Table 12-2: Diamond Drillholes Completed by Pan American Silver in 2010	49

Table 12-3: Summary of Drilling Performed on the Navidad Project	49

Table 13-1: Downhole Survey Methods at the Navidad Project	52

Table 18-1: Average Navidad Recoveries and Grades for Copper-Silver	70

Table 18-2: Average Navidad Recoveries and Grades for Lead-Silver	70

Table 18-3: SGS Grinding Testwork Results	71

Table 18-4: Summary of 2010 Test Data	72

Table 18-5: Key Metallurgical Results and Design Criteria Inputs	77

Table 18-6: Recovery and Mass Pull Functions – Navidad PA Base Case	90

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Table 18-7: Reagent Consumptions	91

Table 18-8: Grinding Media and Wear Parts	91

Table 19-1: Number of Drillholes Used in the Navidad April 2009 Mineral Resource Estimates	95

Table 19-2: Navidad Block Model Parameters	99

Table 19-3: Navidad Block Model Densities	101

Table 19-4: Navidad April 2009 Mineral Resources Reported Above a Cut-Off Grade of 50 g/t AgEQ	106

Table 20-1: Resource Tonnage and Grade Included in the PA Mine Plan	110

Table 20-2: Mine Cost Inputs for Cut Definition (excluding hauling)	112

Table 20-3: Haul Portion of the Mine Cost Inputs for Cut Definition	112

Table 20-4: Cut Definition Leach Grossman Shell Used for Cut Design Guidance	114

Table 20-5: Ore Tonnage and Relative Percent by Ore Type in Phase Designs	116

Table 20-6: Summary of Phase Tonnage	117

Table 20-7: PA Mine Production Schedule	123

Table 20-8: PA Production Schedule – Ore and Non-Economic Material Tonnage by Mining Phase	125

Table 20-9: Non-Economic Material Tonnage by Year and by Storage Facility Locations	133

Table 20-10: Mine Equipment Fleet Requirements and Equipment Fleet on the Property	136

Table 20-11: Life of Mine Ore, Non-Economic Material Quantities, and Ore Grade	152

Table 20-12: Metal Recovery Factors	152

Table 20-13: Navidad Project Annual Metal Production	153

Table 20-14: Smelter Return Factors	154

Table 20-15: Total Project Capital Cost Summary	156

Table 20-16: Operating Cost Over Life of Navidad Operations	159

Table 20-17: Operating Cost –Summary	160

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Table 20-18: Sensitivity Analysis ($000)	162

Table 20-19: Sensitivity Analysis for Capital Cost, Operating Cost and Silver Recovery	162

Table 22-1: Recommended Feasibility Study Budget	165

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1                                                                 TITLE PAGE

This report is classified as a Preliminary Assessment (PA) and is formatted and prepared in accordance with the Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.  The first two items of this 26-item outline are the Title Page and Table of Contents. For ease of cross-referencing during review, the first two subsections of this report (1 and 2) are incorporated into the format for this report.

2                                                                 TABLE OF CONTENTS

See discussion in subsection 1.

3                                                                 SUMMARY

Pan American Silver Corp. (PAS) acquired the Navidad Project with the purchase of Aquiline Resources Inc. (Aquiline) in December 2009.  PAS is headquartered in Vancouver, Canada.  Its wholly-owned Argentine subsidiary, Minera Argenta, S.A. (MASA), is headquartered in Buenos Aires, Argentina and controls 100% interest in the Navidad Project.  The Navidad properties are located in north central Chubut Province in Argentina. Several deposits of silver, lead, zinc and copper minerals have been identified along three northwest striking parallel mineral trends, known as the Navidad, Esperanza, and Argenta trends, all within a 5 km by 4 km rectangle. Mineral Resource estimates have been completed for eight of these deposits, including Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, Loma de La Plata, and Valle Esperanza.

A Preliminary Economic Assessment (PEA) for the Loma de La Plata deposit was completed in 2008 based on resource estimates as at December 2007 (Snowden, 2007). The results of the 2008 PEA have been superseded by additional resource drilling, updated resource estimates as at April 2009 (Snowden, 2009), and the findings presented in this Technical Report. This Technical Report discloses the results of a Preliminary Assessment (PA) based on Mineral Resources at seven adjacent deposits as well as Loma de La Plata and is expanded to encompass the potential development items, as PAS intends to proceed with the preparation of an Environmental Impact Study (EIA) and Feasibility Study.

M3 Engineering & Technology Corporation (M3) led the PA with assistance from PAS, Independent Mining Consultants (IMC), Golder Associates (Golder), and others.

3.1                                                       ABSTRACT OF THE BASE CASE

The daily ore production rate is 15,000 tonnes per day (tpd) and the ore is scheduled to be produced from the eight deposits. The ore will be mined and transported in 150 tonne (t) trucks to the crusher.

The process plant consists of a 54-inch gyratory crusher, a stockpile and a 15,000 tpd semi-autogenous (SAG) mill/ball mill/flotation/filtration facility. The process plant is capable of treating two basic ore types from the Navidad deposits: copper-silver ore and lead-silver ore, using the same circuit on a campaign treatment basis. Two different concentrates will be

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produced in campaigns of the two basic ore types: copper-silver and lead-silver.  The copper-silver concentrates will be bagged and placed in containers and likely trucked 320 km east to Puerto Madryn in the Province of Chubut, on the Atlantic.  The lead-silver bulk concentrate will be trucked in enclosed bulk transport or container trailers to ports in Argentina or Chile. The concentrates will be exported for treatment and recovery of contained metal, as adequate smelter and refinery facilities do not exist in Argentina.

Electric power will be provided from existing twin 330 kV power lines presently located 80 km to the south of the Project. SPT SRL Electrical Power Consultants (SPT), an Argentine power line consultant, has produced a preliminary report for the supply of power that has been incorporated into the PA.

Mine dewatering is expected to be the principal source of water makeup for processing. The Project is designed to minimize fresh water make-up by optimizing water recycle and using water conservation technology. A local well field will supply additional water if required.

3.2                                                       BASE CASE DEFINITION

A conventional open cut mining operation, followed by SAG mill grinding and froth flotation are defined in this study.  Multiple open cuts have been designed by PAS and the mining consultant IMC of Tucson, Arizona.  The average ore production rate is 15,000 tpd and the average life-of-mine strip ratio is 4.8 to 1. Golder (Golder, 2010a and Golder, 2010b) evaluated alternative tailings dam types and locations and the owner determined that a conventional slurry discharge facility using a rockfill dam and engineered systems to protect surface and groundwater resources surrounding the facilities is the preferred approach considering both environmental and economic aspects.

The Montgomery Watson Harza (MWH) Buenos Aires office has been retained by PAS to complete baseline studies and prepare an environmental impact assessment.  The same team was responsible for similar work for PAS’s Manantial Espejo mine in Santa Cruz Province to the south of Navidad.

Southmark Logistics, S.A. delivered a scoping level concentrate shipping study (Southmark, 2010). Other port and logistics specialists are further developing the details.

A marketing study is in progress and initial estimates for concentrate Treatment Charge/Refining Charge (TC/RC) have been assembled from data collected from interested third party smelters. This preliminary information is incorporated into this PA.

There is currently a law in Chubut Province prohibiting open cut mining and the use of cyanide in mining that, as currently enacted, would severely restrict and likely prohibit the future construction and development of the Navidad Project defined in this PA which employs the use of surface mining methods.  PAS has advised that it intends to demonstrate to the Provincial Government, local population and other stakeholders that it can develop the Navidad Project in a socially and environmentally sensitive manner and believes this will stimulate reform to the open-cut mining prohibition allowing the development of the Navidad Project.

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3.3                                                       CAPITAL COST ESTIMATE

Eight (8) open cut mines and a 15,000 tpd plant with a single grinding line were chosen for this study.

A preliminary estimate to an accuracy of -10% to +30% has been calculated.  Approximately 50 drawings were completed in support of this PA study.

Budgetary bids were obtained for most major equipment. Other equipment and material costs were taken from the experience of M3, IMC, Golder, or PAS.  Piping, electrical and instrumentation are largely factored estimates. Labour rates were obtained from PAS and Argentine contractors.

The initial capital is estimated at US$759.7 million. The sustaining capital is estimated at US$161 million over the life of the operation.

3.4                                                       MINING RESERVES

This is a PA, thus no reserves have been declared.  As this work is ongoing, the reserves will be declared for the Feasibility Study.

3.5                                                       MINERAL RESOURCES

Mineral Resources as at April 2009, (Snowden, 2009) and summarized in Table 3-1 were utilized for this PA.  PAS updated the April 2009 resource models with estimates of Cu and utilized resources classified as Measured, Indicated, and Inferred Mineral Resources to develop a mine plan. This PA is preliminary in nature because of the inclusion of Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. No mineral reserves have been estimated and there is no certainty that the PA will be realized.  The resource estimate does not include the 2010 drill hole results as the models are not complete.

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Table 3-1: Navidad April 2009 Mineral Resources Reported Above a 50 g/t Ag Equivalent (AgEQ) Cut-off Grade

Classification	Tonnes (Mt)	AgEq (g/t)	Ag (g/t)	Pb (%)	Cu%	Contained Ag (Moz)	Contained Pb (Mlb)	Contained Cu (Mlb)
Measured	15.4	177	137	1.44	0.10	67	489	35
Indicated	139.8	147	126	0.79	0.04	565	2,425	127
Measured and Indicated	155.2	150	127	0.85	0.05	632	2,914	162
Inferred	45.9	97	81	0.57	0.02	119	580	22

Notes:

The most likely cut-off grade for Navidad is not known at this time and must be confirmed by the appropriate economic studies.

Silver equivalent grade values are calculated without consideration of variable metal recoveries for silver and lead. A silver price of US$12.52/oz and lead price of US$0.50/lb was used to derive an equivalence formula of AgEQ g/t = Ag g/t + (Pb% × 10,000/365). Silver prices were based on a three-year rolling average and lead prices were based on an approximate ten-year rolling average.

The estimated metal content does not include any consideration of mining, mineral processing, or metallurgical recoveries.

Tonnes, ounces, and pounds have been rounded and this may have resulted in minor discrepancies in the total.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No Mineral Reserves have been estimated.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Estimates of Cu were updated by Pan American Silver Corp. for the purposes of this PA.

IMC has developed a 17 year mine production schedule which will produce:

•                  52,874,000 tonnes of copper-silver Ore

•                  36,571,000 tonnes of lead-silver Ore

•                  418,083,000 tonnes of Non-Mineralised or Non-Economic Material

3.6                                                       METALLURGICAL RECOVERIES FOR ORES

The expected metallurgical performance for the Navidad ores was determined by laboratory bench-scale flotation test methods and a pilot plant test on one ore type.  There are two distinct ore types found in the Navidad Mineral Resources that have been defined as copper-silver ores and lead-silver ores.  The metal recoveries and the concentrate tonnage (portion of the ore feed that is estimated to be in the concentrate) for both the silver-copper ore and the lead-silver ore vary by the degree of oxidation, lithology, grade and cut. Recovery algorithms have been constructed for each cut and each ore type using a statistical analysis of the laboratory and pilot test results.  The algorithms are recorded to each Mineral Resource block to project recoveries by ore type, oxidation state (depth), lithology, grade and cut. The following tables (Table 3-2 and Table 3-3) show average life metal recoveries from the block model life of mine ore tonnes using

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the developed recovery matrix separated by the two distinct ore types, as well as average mine head grades and concentrate grades.

Table 3-2: Average Navidad Recoveries and Grades for Copper-Silver Ore

Cu-Ag Ore	Ag	Cu	Pb
Mine Head Grades	163.5 g/t	0.066%	0.131%
Flotation Recovery	77.76 g/t	51.93%	56.55%
Concentrate Grade	36,696 g/t	10.09%	21.85%

Table 3-3: Average Navidad Recoveries and Grade for Lead-Silver Ore

Pb — Ag Ore	Ag	Cu	Pb
Mine Head Grade	150.454 g/t	0.036%	2.255%
Flotation Recovery	33.58 g/t	32.60%	76.57%
Concentrate Grade	1,736 g/t	0.400%	59.43%

3.7                                                       ORE GRADES

IMC constructed optimized cut shells and an annual mine plan using the April 2009 Mineral Resource block models for each of the eight deposits of Navidad updated with the addition of Cu grades estimated by PAS. The anticipated annual mined and milled tonnages and feed grades are shown in Table 3-6, Table 3-7, and Table 3-8 in Section 3.13.  The mine schedule and plant production plan are shown in Section 3.13.

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3.8                  CAPITAL COST SUMMARY

Pan American Silver Corporation/Minera Argenta SA
15,000 MTPD-Preliminary Economic Assessment Capital Cost Estimate
TOTAL PROJECT COST SUMMARY SHEET
Navidad Project M3 PN 100019 October 27, 2010 Rev P-3

Plant			Plant				Construction
Area	Description	Man-hours	Equipment	Material	Labor	Subcontract	Equipment	Total
	***DIRECT COST***
000	Site General	66,532	$6,495,830	$2,083,717	$2,560,155	$2,792,400	$5,831,104	$19,763,206
100	Mine (Equip.& Preproduction In Indirects)	15,461	$0	$165,274	$604,169	$1,625,712	$17,965	$2,413,121
160	Mine Waste Stockpiles	1,981	$0	$0	$75,010	$0	$375,000	$450,010
200	Open Pit Primary Crusher & Storage	607,768	$11,191,482	$15,368,578	$23,332,202	$448,128	$1,596,674	$51,937,064
250	SAG Feed Conveyors)	26,391	$1,223,476	$470,627	$1,149,151	$105,730	$18,338	$2,967,323
300	Grinding, Classification	571,339	$28,256,791	$19,467,055	$22,211,645	$2,115,603	$1,454,398	$73,505,491
400	Flotation & Regrind	250,413	$13,606,848	$12,793,944	$9,655,399	$0	$1,104,464	$37,160,654
500	Concentrate Thickening & Filtering	245,421	$5,457,083	$9,606,122	$9,253,597	$0	$770,619	$25,087,421
600	Tailings System	193,191	$5,568,854	$7,805,960	$7,515,449	$275,178	$2,595,609	$23,761,051
650	Fresh Water	62,981	$2,314,245	$2,384,130	$2,502,331	$500,000	$160,408	$7,861,114
700	Main Substation	28,252	$5,033,400	$1,538,087	$1,130,189	$100,000	$151,096	$7,952,772
750	Utility Substation & Power Lines	27,023	$6,649,000	$1,595,760	$1,097,085	$10,000,000	$166,225	$19,508,070
800	Reagents	17,689	$1,350,958	$353,396	$716,325	$0	$111,346	$2,532,024
900	Ancillary Facilities	42,458	$0	$4,469,397	$1,650,062	$16,725,595	$679,010	$23,524,065
910	Lab	2,082	$0	$2,274,826	$82,293	$1,338,235	$38,718	$3,734,071
940	Owner’s Camp Facilities	86,949	$0	$7,286,601	$3,227,686	$80,000	$1,282,325	$11,876,612
950	Construction Camp Facilities	14,481	$0	$8,604,480	$578,800	$1,979,258	$0	$11,162,538
960	Puerta Madryn	4,000	$550,000	$150,000	$151,432	$125,000	$100,000	$1,076,432
970	Bulk Port Facilities	200,000	$10,214,000	$0	$7,571,600	$0	$199,400	$17,985,000
	Freight (8% domestic/materials 15% Import/equipment)		$14,686,795	$7,713,436				$22,400,231
	Import Duties & Custom Fees 1.5%		$1,468,680	$1,446,269				$2,914,949
	Subtotal DIRECT COST	2,464,412	$114,067,442	$105,577,658	$95,064,580	$38,210,840	$16,652,700	$369,573,220

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NOTES:
(1)

Specific Indirect Field Costs have been added to the direct labor rates listed for each area. Indirects added contractor operating overheads and profit at 15%. Mobilization 0.5% of Total Direct Cost without Mine.

(2)	Camp & Busing Costs included in Owner’s Cost.
(3)	Contractors’ fee included in labor rates and Subcontract unit cost.
(4)	Engineering, Procurement & Construction Management included at 15% of Total Constructed Cost. Does not include Owner’s management team.
(5)	Mine & Mining Equipment costs provided by owner.
(6)

Operating spare parts included at 4.5% of Plant Equipment. Commissioning spares are included at 0.5% of plant equipment. Vender Commissioning at 1.5%. Initial fills and construction power in owner’s cost.

(7)	Contingency is included at 25% of Total Contracted cost & Commission/spare parts. Contingency is included at 15% of mine equipment, mine cost, tailings dam and owner’s costs.
(8)	Added Owners Cost - number provided by Owner.
(9)	IVA is not included in estimate.
(10)	All costs are in end of 3rd quarter 2010 US dollars with no escalation
(11)	Total Evaluated Project Cost is projected to be in the range of -10% to +30%.
Note: Construction Man-hours do not include subcontract hours.
Conversion Rates used for the estimate are as follows:
1 US$ Dollar = 4 ARS

TOTAL DIRECT FIELD COST	$369,573,220

TOTAL INDIRECT FIELD COST (1)	$1,847,866
CAMP & BUSING COSTS (2)	$0

FEE - CONTRACTOR (3)	$0

TOTAL CONSTRUCTED COST	$371,421,086

EPCM (4)	$55,713,163

TOTAL CONTRACTED COST	$427,134,249

MINE EQUIPMENT COST (5)	$41,353,312
MINE COST (5)	$21,205,000
TAILINGS DAM	$46,300,000
COMMISSIONING AND SPARE PARTS (6)	$7,414,384
Subtotal	$543,406,945

ADDED OWNER’S COST (8)	$79,383,333
CONTINGENCY (7)	$136,873,405
TOTAL CONTRACTED & OWNER’S COST	$759,663,682
IVA (9)	$0
ESCALATION (10)	$0
TOTAL EVALUATED PROJECT COST (11)	$759,663,682

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3.9                                                       OPERATING COST SUMMARY

The average Cash Operating Cost over the life of the mine is estimated to be $27.40 per tonne of ore processed, excluding the cost of the capitalized pre-stripping.  Cash Operating Cost includes mine operations, process plant operations, general administrative cost, smelting and refining charges and shipping charges.  Table 3-4 below shows the estimated operating cost by category per tonne of ore processed.

Table 3-4: Cash Operating Cost Over the Life of Navidad Operations

Operating Cost	$/ore tonne
Mine(1)	$8.08
Process Plant	$9.86
General Administration	$2.00
Smelting/Refining Treatment	$7.46
Total Operating Cost	$27.40

(1) Based on a mining cost of $1.52 per tonne of material mined.

3.10                                                SCHEDULE

The overall development schedule for the Navidad Project as of this report is shown in Figure 3-1. The schedule assumes Project approvals to proceed in the second quarter of year 2, and approval of the Project EIA in the fourth quarter of year 2.  At present, a 30-month construction schedule is assumed, followed by a three-month commissioning and start-up period.

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OVERALL DEVELOPMENT SCHEDULE SUMMARY
PEA - DEVELOPMENT NAVIDAD PROJECT

DATA DATE: 2011
REV (0)
CLIENT: PAN AMERICAN SILVER

ID	Name	Duration
1	**M3-PN100019 Overall Schedule Summary**	932.5 d
2	Project Design	485 d
3	Basic Engineering	100 d
4	Procurement	435 d
5	Detail Engineering	395 d
6	Permits Received	0 d
7	Construction	900 d
8	Start Up (Commissioning)	90 d

1
2
3
4

Project: Overall schedule -Navidad
Print Date: Thu 1/13/11

Task
Milestone
Summary
Project Summary

C:\Users\ab329\AppData\Local\Temp\Temp1_M3-PN100019 - Overall schedule summary 110113.zip\M3-PN100019 - Overall schedule summary 110113.mpp

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Figure 3-1: Overall Development Schedule Summary

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3.11                                                FINANCIAL MODEL

A summary of the financial model is shown in Table 3-5.

Table 3-5: Financial Model Economic Summary

	Base Case	Upside Case
Silver Price ($/oz)	$18.00	$25.00
Lead Price ($/tonne)	$1,950	$2,150
Copper Price ($/tonne)	$6,500	$8,150

After-tax NPV 0% ($ million)	$1,089	$2,019
After-tax NPV 5% ($ million)	$524	$1,157
After-tax IRR (%)	14.2%	23.6%

Payback (years)	5.5	3.7
Years 1-5 average Ag production (Moz)	19.8	19.8
Years 1-5 average cash cost ($/oz)	$6.03	$7.00
Years 1-5 average annual cash flow ($ million)	$142	$202

Approximately US$705 million of Argentine corporate taxes are projected to be paid over the life of the Project in the base case.

3.12                                                SENSITIVITIES

The Project is most sensitive to the silver price as shown in Table 3-5.  To a lesser extent the Project is sensitive to the estimation of silver grade and silver recovery as well as operating costs and capital costs.

3.13                                                PROJECT OPERATIONS AND PRODUCTION

IMC developed the PA mine production plan based on the April 2009 resource estimates (Snowden, 2009) updated by PAS to include estimates of Cu. The mine plan is summarized in Table 3-6 through Table 3-8, inclusive.

Mill feed in these tables was taken from the financial model and not the IMC mine production schedule.  The tonnage and silver grades match the mine schedule. Lead and copper grades are lower in the financial model than the mine schedule.  Thus, the values below are more conservative than the values in the mine schedule.

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Table 3-6: Mine Production Plan (Years -1 to 5)

	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5

Mining
Ore, kt	651	3,893	5,474	5,474	5,475	5,475
Low Grade to Stockpile, kt	0	0	0	0	2,248	1,301
Non-Economic Material, kt	6,349	11,107	14,526	24,526	32,277	33,224
Total Mining, kt	7,000	15,000	20,000	30,000	40,000	40,000
From Low Grade Stockpile, kt	0	0	0	0	0	0

Mill Feed
kt		4,544	5,475	5,474	5,474	5,474
Ag, ppm		226	208	167	189	204
Pb,%		0.441	1.016	0.737	1.431	1.308
Cu,%		0.026	0.019	0.038	0.053	0.105

Percentage of Mill Feed
Copper - Silver Ore		79%	55%	66%	48%	50%
Lead - Silver Ore		21%	45%	34%	52%	50%

Table 3-7: Mine Production Plan (Years 6 to 11)

	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11

Mining
Ore, kt	5,475	5,475	5,475	5,475	5,476	5,475
Low Grade to Stockpile, kt	1,261	2,500	2,117	2,437	405	295
Non-Economic Material, kt	33,264	32,025	32,408	32,088	34,119	34,230
Total Mining, kt	40,000	40,000	40,000	40,000	40,000	40,000
From Low Grade Stockpile, kt	0	0	0	0	0	0

Mill Feed
kt	5,474	5,474	5,475	5,475	5,475	5,475
Ag, ppm	174	152	156	170	141	125
Pb,%	1.248	0.802	0.790	0.550	1.468	1.830
Cu,%	0.034	0.032	0.034	0.054	0.016	0.012

Percentage of Mill Feed
Copper - Silver Ore	54%	65%	71%	80%	45%	31%
Lead - Silver Ore	46%	35%	29%	20%	55%	69%

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Table 3-8: Mine Production Plan (Years 12 to 17)

	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Total

Mining
Ore, kt	5,474	2,136	4,879	5,099	0	0	76,881
Low Grade to Stockpile, kt	0	0	0	0	0	0	12,564
Non-Economic Material, kt	34,526	37,864	22,393	3,157	0	0	418,083
Total Mining, kt	40,000	40,000	27,272	8,256	0	0	507,528
From Low Grade Stockpile, kt	0	3,338	595	375	5,476	2,780	12,564

Mill Feed
kt	5,474	5,474	5,473	5,475	5,477	2,780	89,442
Ag, ppm	106	123	186	186	75	73	158
Pb,%	2.151	0.463	0.116	0.072	0.481	0.467	0.922
Cu,%	0.005	0.036	0.046	0.068	0.045	0.046	0.039

Percentage of Mill Feed
Copper - Silver Ore	9%	66%	86%	90%	57%	57%	59%
Lead - Silver Ore	91%	34%	14%	10%	43%	43%	41%

Over the 17-year life of the Navidad operations, the following quantities of metals (in concentrates) are projected to be produced:

Silver	275.5 million ounces
Lead	631.5 thousand tonnes
Copper	18.2 thousand tonnes

A more detailed annual summary of this metal production is included in Section 20.5 of this report.

3.14                                                PROJECT DESCRIPTION AND LOCATION

The Project is located in the central plateau of northern Chubut province, 1,250 km southwest of Buenos Aires, Argentina.  The mine site is approximately 360 km west of Puerto Madryn and is served by graded Provincial Highway #4.  The site elevation is approximately 1,200 metres (m).

The area is semi-arid, windy and relatively cold. Sparse sheep ranching occurs in the area.  A regional location map for the Project is shown in Figure 3-2 and a local map is shown in Figure 3-3.

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N
REPÚBLICA DE BOLIVIA
REPÚBLICA DEL PARAGUAY
REPÚBLICA FEDERATIVA DEL BRASIL
REPÚBLICA ORIENTAL DEL URUGUAY
REPÚBLICA DE CHILE
OCÉANO PACÍFICO SUR
OCÉANO ATLÁNTICO SUR
MAR ARGENTINO
JUJUY
San S. de Jujuy
SALTA
Salta
FORMOSA
Formosa
CHACO
Resistencia
MISIONES
Posadas
TUCUMÁN
San M. de Tucumán
CATAMARCA
San F. d. V. de Catamarca
SANTIAGO DEL ESTERO
Santiago del Estero
CORRIENTES
Corrientes
LA RIOJA
La Rioja
SAN JUAN
San Juan
CÓRDOBA
Córdoba
SANTA FE
Santa Fe
ENTRE RÍOS
Paraná
MENDOZA
Mendoza
SAN LUIS
San Luis
BUENOS AIRES
La Plata
LA PAMPA
Santa Rosa
NEUQUÉN
Neuquén
RÍO NEGRO
Viedma
CHUBUT
Rawson
SANTA CRUZ
Río Gallegos
TIERRA DEL FUEGO, ANTÁRTIDA E ISLAS DEL ATLÁNTICO SUR
Ushuaia
Islas Malvinas (Arg.)
ANTÁRTIDA ARGENTINA
ARGENTINA
(Political Map Not to Scale)
National Capital
Provincial Capital
Cities
Navidad Project Site
1-Límite del lecho y subsuelo
2-Límite exterior del Río de la Plata
3-Límite lateral marítimo argentino-uruguayo

Figure 3-2: Map of Argentina

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Figure 3-3: Project Location Map

3.15                                                PROJECT DEVELOPMENT PLAN

An environmental impact assessment is scheduled to be submitted as soon as provincial laws are changed or modified to permit development of open cut mining in the Navidad Meseta area of Chubut.  Once all permits are received, the Project will proceed immediately into construction.  Commercial production could start in 2014.

An Engineering, Procurement and Construction Management (EPCM) company will be contracted to manage the Project.  Argentine contractors will be used for the construction of the facilities.  Based on PAS’s recent construction experience at Manantial Espejo, a knowledge base of the existing Argentine contractors and suppliers is readily available, and will be advantageous in advancing the Project in an expedient manner.

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3.16                                                RESOURCE TABULATION

Table 3-9 shows the April 2009 Navidad Mineral Resource estimates (Snowden, 2009) on a deposit basis above a 50 g/t AgEQ cut-off grade.

Table 3-9: Navidad 2009 Mineral Resources Reported Above a Cut-Off Grade of 50 g/t AgEQ

Deposit	Classification	Tonnes (Mt)	AgEQ g/t	Ag g/t	Pb%	Cu%	Contained Ag (Moz)	Contained Pb (Mlb)	Contained Cu (Mlb)
Calcite Hill NW	Measured	—	—	—	—	—	—	—	—
	Indicated	14.8	94	78	0.59	0.03	37	194	9
	Meas. + Ind.	14.8	94	78	0.59	0.03	37	194	9
	Inferred	14.6	74	52	0.82	0.02	24	265	6

Calcite Hill	Measured	—	—	—	—	—	—	—	—
	Indicated	17.5	115	100	0.55	0.06	56	212	24
	Meas. + Ind.	17.5	115	100	0.55	0.06	56	212	24
	Inferred	4.9	106	96	0.36	0.03	15	39	3

Navidad Hill	Measured	8.4	122	109	0.46	0.16	29	85	29
	Indicated	5.6	96	90	0.24	0.11	16	29	14
	Meas. + Ind.	14	112	101	0.37	0.14	45	114	42
	Inferred	1.8	81	70	0.41	0.08	4	16	3

Connector Zone	Measured	—	—	—	—	—	—	—	—
	Indicated	8.2	102	91	0.41	0.04	24	74	7
	Meas. + Ind.	8.2	102	91	0.41	0.04	24	74	7
	Inferred	9.9	88	74	0.49	0.03	24	107	13

Galena Hill	Measured	7	242	170	2.62	0.04	38	404	6
	Indicated	44.7	166	117	1.78	0.03	168	1,754	26
	Meas. + Ind.	51.7	176	124	1.89	0.03	206	2,158	33

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Deposit	Classification	Tonnes (Mt)	AgEQ g/t	Ag g/t	Pb%	Cu%	Contained Ag (Moz)	Contained Pb (Mlb)	Contained Cu (Mlb)
	Inferred	1.7	116	80	1.35	0.01	4	50	1

Barite Hill	Measured	—	—	—	—	—	—	—	—
	Indicated	7.7	161	153	0.28	0.07	38	48	12
	Meas. + Ind.	7.7	161	153	0.28	0.07	38	48	12
	Inferred	0.9	100	81	0.69	0.01	2	13	0

Loma de La Plata	Measured	—	—	—	—	—	—	—	—
	Indicated	29.1	172	169	0.09	0.04	158	58	26
	Meas. + Ind.	29.1	172	169	0.09	0.04	158	58	26
	Inferred	1.3	82	76	0.21	0.02	3	6	0

Valle Esperanza	Measured	—	—	—	—	—	—	—	—
	Indicated	12.2	178	172	0.21	0.03	68	56	9
	Meas. + Ind.	12.2	178	172	0.21	0.03	68	56	9
	Inferred	10.8	133	123	0.35	0.02	43	84	4

Total	Measured	15.4	177	137	1.44	0.10	67	489	35
	Indicated	139.8	147	126	0.79	0.04	565	2,425	127
	Meas. + Ind.	155.2	150	127	0.85	0.05	632	2,914	162
	Inferred	45.9	97	81	0.57	0.02	119	580	22

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Notes:

The most likely cut-off grade for these deposits is not known at this time and must be confirmed by the appropriate economic studies.

Silver equivalent grade values are calculated without consideration of variable metal recoveries for silver and lead. A silver price of US$12.52/oz and lead price of US$0.50/lb was used to derive an equivalence formula of AgEQ = Ag + (Pb × 10,000 / 365). Silver prices are based on a three-year rolling average and lead prices are based on an approximate ten-year rolling average.

The estimated metal content does not include any consideration of mining, mineral processing, or metallurgical recoveries.

Tonnes, ounces, and pounds have been rounded and this may have resulted in minor discrepancies in the totals.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No Mineral Reserves have been estimated.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Estimates of Cu were updated by Pan American Silver Corp. for the purposes of this PA.

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3.17                                                RESERVE TABULATION

No Reserves have been declared for this study. Measured, Indicated, and to a lesser extent, Inferred Resources for all eight deposits have been utilized to develop a preliminary mine production plan.

This PA is preliminary in nature because of the inclusion of Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. No mineral reserves have been estimated and there is no certainty that the preliminary assessment will be realized.

3.18                                                FACILITIES

Normal open cut mine type facilities have been selected for the Project.  These include:

•                  Maintenance Facilities (Truck Shop)

•                  Warehouse

•                  Process Plant

•                  Concentrate Filtering, Storage & Loadout

•                  Metallurgical and Environmental Laboratory

•                  Medical Facilities/Clinic

•                  Operator’s Camp

•                  Contractor’s Camp

•                  Administration Building

•                  Concentrate transport containers

•                  Open cut facility upgrades

3.19                                                INFRASTRUCTURE

Although a camp will be constructed to house the employees and contractors at the site that do not live in the immediate area, the surrounding small towns and ranching areas will most likely develop numerous small support businesses that will profit from the mine construction and operation. The graded highway route Provincial Highway #4 connects the mine site to the medium sized coastal cities of Puerto Madryn, Rawson and Trelew and will likely provide the main supply route for the mine construction and operation.

Regularly scheduled commercial airline flights are available from Buenos Aires and service Trelew and Puerto Madryn.

Puerto Madryn has container shipping service.  Other ports in Argentina and Chile have bulk concentrate handling facilities.  A final decision on which bulk handling facility will ultimately be used has yet to be finalized.

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3.20                                                METALLURGICAL TEST PROGRAM

An extensive bench scale and pilot plant program is underway at G&T Metallurgical (G&T) in Kamloops, B.C., Canada. This is the same lab that was used by the previous owner of the Navidad Project (Aquiline) and provides consistency to the test results used for this PA metallurgical performance estimation.

The available G&T test results were used for developing the metallurgical projections used in this study.

3.21                                                REFINERIES

There are no suitable smelters or refineries in Argentina for treatment of Navidad concentrates.  While a study has been done of foreign smelters and their terms, a formal study will be performed as part of the Feasibility Study. There is no assurance at this time that the concentrate revenue calculated in this study will be attained. No smelter contracts have yet been negotiated.   The commercial terms and ocean freight cost assumptions used in this PA are based on an in-house assessment by experienced PAS personnel, who are currently engaged in marketing similar PAS products elsewhere in the Company’s businesses, with additional assistance from an external concentrate logistics consulting firm.

3.22                                                CONCLUSIONS AND RECOMMENDATIONS

Based on the results of this PA, it is the opinion of the authors that the Project should advance to a Feasibility Study stage.

The following recommendations have been made as a result of the findings disclosed in this PA and in support of the recommendations to advance to a Feasibility Study:

1.               Continue the discussions with interested smelters.

2.               Continue to support efforts for open cut mining to be legally recognised as a valid and sustainable form of economic development in the central plateau of Chubut Province.

3.               Complete EIA permit applications that can be submitted when mining becomes permissible.

4.               Further refine the geological interpretation to incorporate all available geological information, including surface mapping (including the position of outcropping mineralisation), geophysical information, structural information, and core logging detail in digital, three dimensional format.

5.               Continue the modelling of fault interpretations for use in future resource estimations.

6.               Continue with the work currently underway to update the April 2009 Mineral Resource estimate to include the results of the 2010 drilling and the interpretations described above, and revise the mine production plan.

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7.               Continued exploration in the company’s land package in the Navidad district.

8.               Continue the metallurgical testing program to improve in particular silver recoveries in all ore types. Local concentrate treatment is also being investigated.

9.               Finalize engineering work for development of water and utility networks.

The following budget is approved and recommended by PAS for advancing the Project to a feasibility study level (not including Value Added Tax “VAT”):

Table 3-10: Recommended Feasibility Study Budget

Capital Spending	US$ 1.6 Million
Human Resources	US$ 2.9 Million
Admin and Support	US$ 4.7 Million
Feasibility Study	US$ 5.0 Million
Geology and Exploration Drilling	US$ 6.1 Million (including 3.0 Million for diamond drilling)
Project Management and Technical Services	US$ 2.3 Million
Environmental Work	US$ 1.1 Million
Safety	US$ 1.3 Million
TOTAL	US$ 25.0 Million

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4                                                                 INTRODUCTION

4.1                                                       PURPOSE AND BACKGROUND

Pan American Silver Corp. (PAS) intends to develop its 100% owned Navidad Silver Project.  It is located in north central Chubut Province, 1,250 km southwest of Buenos Aires, Argentina.

PAS engaged M3 in early 2010 to produce a revised Preliminary Assessment (PA) to update the previous PA performed for Aquiline Resources Inc. (Aquiline) on the Project, followed by a Feasibility Study.  The previous PA in 2008 (Snowden, 2008) evaluated only Loma de La Plata and was based on resource estimates as at December 2007 (Snowden, 2007).  The results of the 2008 PA have been superseded by additional resource drilling, updated resource estimates as at April 2009 (Snowden, 2009), and the findings presented in this Technical Report. Snowden has also prepared numerous NI 43-101 reports for the Navidad resource including the most recent report issued by PAS in February 2010 disclosing the transaction between Aquiline and PAS.  The current Mineral Resource estimate carried out in April 2009 and updated by PAS with estimates of Cu, formed the basis of Mineral Resources for this PA.

Concurrent to M3 activities, PAS engaged other sub-consultants for geological modelling and updates to the current resource estimates, mining, permitting, geotechnical, power and logistics.  Also, major drilling and metallurgical testing programs are nearing completion.

The Montgomery Watson Harza (MWH) Buenos Aires office is in the process of preparing an Environmental Impact Study (EIA).

A provincial law that prohibits open cut mining must be modified before the EIA can be submitted.  In the meantime, all preparatory work is being done in order to position the Project to proceed immediately following a change to the provincial law.

4.2                                                       SOURCES OF INFORMATION

Snowden completed a PEA in 2008 for the Loma de La Plata deposit (Snowden, 2008) based on resource estimates as at November 2007 (Snowden, 2007)  Updated resource estimates as at April 2009 (Snowden, 2009) and later updated by PAS to include estimates of Cu, form the basis of this PA. The April 2009 estimates were also disclosed in a Technical Report dated February 2010 (Snowden, 2010) disclosing the details of the acquisition of the Project by PAS.  Independent Mining Consultants (IMC) used the April 2009 resource estimates to develop optimized cut designs and to construct the annual mine production plan for this report.

G&T Metallurgical Services (G&T) has been performing metallurgical testing in Kamloops, British Columbia on this Project since 2005.  G&T has completed variability testing on samples collected from the 2010 core. This was mostly bench scale testing, but a pilot plant test was also run on a Loma de La Plata ore composite. Planning for confirmation testing and optimization in 2011 is currently underway.  Rheology, settling and filtering tests for copper-silver (at Loma de La Plata) ore have been performed by other consultants.

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Golder Associates (Golder) has performed field geotechnical testing and three studies to support the EIA and this PA.  The Golder studies cover cut slope stability, the tailings storage facility, and the process plant facility foundations. Further work is underway to support the upcoming Feasibility Study.

Determining the optimum method for concentrate transport commenced with a scoping study by Southmark Logistics, S.A. (Southmark) of Buenos Aires, supported by their Toronto office.  Other sub-consultants are now studying port improvement requirements and other transport logistics.

4.3                                                       LIST OF QUALIFIED PERSONS

Table 4-1 lists the Qualified Persons and the sections that they are responsible for.

Table 4-1: List of Qualified Persons

Author	Company	Designation	Section Responsibility
Douglas C.J. Austin	M3 Eng	P.E., P. Eng.	3, 4, 20, 21, 22, 26
Martin Wafforn	PAS	P. Eng.	3, 4, 20, 21, 22, 26 (Golder drawings)
Herb Welhener	IMC	M.M.S.A.	3, 20
Michael Steinmann	PAS	P. Geo.	3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17, 21, 22
Thomas L. Drielick	M3 Eng	P.E.	3, 18, 20, 26 (M3 drawings)
Pamela De Mark	PAS	P. Geo.	3, 16, 19

4.4                                                       PERSONAL INSPECTIONS

The following groups have carried out site inspections:

•                  M3 — Douglas Austin visited the site in February and early March 2010.  Activities done during this visit by Mr. Austin were:

•                  Visited the Navidad Project to understand the site location and its surroundings

•                  Define options for process plant location.

•                  Visited Gan Gan and Gastre and the client offices in Gastre, Puerto Madryn and Buenos Aires

•                  Visited Puerto Madryn port facilities to evaluate the feasibility of installations for concentrate shipping.

•                  PAS — Martin Wafforn made a visit to the site in December of 2008 and carried out the following activities:

•                  Observed the geology and mineralisation.

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•                  Verified that the diamond drilling and drill core logging was in progress.

•                  Confirmed that no apparent fatal flaws exist for a development concept that was being formed within PAS.

•                  Michael Steinmann visited the Navidad site in January 13-15, April 21-23, May 3-4, and October 21-23, all in 2010. Activities carried out by Mr. Steinmann include:

•                  Reviewed the mining claim holdings.

•                  Reviewed geological plans and cross sections.

•                  Reviewed diamond drill core logging, cutting, and sampling procedures.

•                  Reviewed the on-site sample preparation lab and lab procedures.

•                  Inspected operating diamond drilling rigs during the April and May site visits.

•                  Pamela De Mark visited site on 10 September to 13 September 2007 and from 28 April to 30 April 2009, which is considered current for the purposes of the mineral resource estimates.  Activities carried out by Ms. De Mark include:

•                  Reviewed geological plans and cross sections.

•                  Reviewed selected diamond drillhole logs and diamond drill core intersections.

•                  Reviewed diamond drill core logging, cutting, and sampling procedures.

•                  Selected mineralized intersections for independent analyses.

•                  Confirmed the coordinates of selected diamond drilling rigs during the 2007 site visit. No diamond drill rigs were in operation at the time of the 2009 visit.

•                  Reviewed the diamond drilling database validation undertaken by site geologists.

•                  Reviewed diamond drill core sample QAQC results.

•                  Reviewed the digital geological interpretation and modelling of lithological and mineralisation domains.

4.5                                                       UNITS

The units of measurement in this report are metric, unless otherwise noted.  All costs are in 4th Quarter 2010 US Dollars.

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Table 4-2: Project Term Abbreviations and Descriptions

Abbreviation	Description
°	degrees
°C	degrees Celsius
Alex Stewart	Alex Stewart (Assayers) Argentina S.A.
Ag	silver
AgEQ	silver equivalent
BLEG	bulk leach extractable gold
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimetre
COPRAM	Provincial Environment Committee
Cu	copper
CSAMT	controlled source audio-frequency magnetotellurics
DC	direct costs
DGPS	Differential Global Positioning System
dollar ($)	U.S. dollars
E	east
EPCM	Engineering, Procurement and Construction Management
EIA	Informe de Impacto Ambiental, or Environmental Impact Study
Fe	iron
gpm	US gallons per minute
GPS	Global Positioning System
g/t	grams per tonne
g/dmt	gram per dry metric tonne
g/t	gram per metric tonne
G&T	G&T Metallurgical Services
Golder	Golder Associates
h	hour
ha	hectares
IC	indirect costs
IMA	IMA Exploration Inc. and Inversiones Mineras Argentinas, S.A. They are part of the same group, with Inversiones Mineras Argentinas, S.A. being the subsidiary.

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Abbreviation	Description
IMC	Independent Mining Consultants
INPRES	Instituto Nacional de Prevención Sísmica
IP	induced polarization
IRA	interramp slope angle
IRR	internal rate of return
k	thousand
kg	kilogram
kg/t	kilograms per metric tonne
km	kilometre
KNA	Kriging Neighborhood Analysis
kt	kilotonnes
kV	kilovolt
l	litres
l/s	Litres per second
lb	pound
LG	Lerch Grossman algorithm
LOM	life of mine
m	metre
m2	square metre
m3	cubic metres
MASA	Minera Argenta, S.A.
METSIM	name of a computer-based process simulation tool.
Minera Normandy	Minera Normandy Argentina S.A.
MIK	Multiple Indicator Kriging
mm	millimetre
M3	M3 Engineering & Technology Corporation
MD	Manifestación de Descubrimiento
MLARD	metal leaching and acid rock drainage
Mlb	million pounds
Moz	million ounces
t	metric tonne
Mt	million metric tonnes
tpd	tonnes per day
tpy	tonnes per year

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Abbreviation	Description
MIBC	methylisobutyl carbinol
MW	megawatts
MWh	megawatt hours
MWH	Montgomery Watson Harza Consultants
N	north
Newmont	Newmont Mining
NN	nearest neighbour
Normandy	Normandy Argentina
NPV	net present value
NSR	net smelter return
Pb	lead
OK	Ordinary Kriging
OSA	overall slope angles
oz	ounce
P80	80 percent of material passing through a screen
PA	preliminary assessment
PAS	Pan American Silver Corp.
PEA	preliminary economical assessment
pH	a measurement on a scale from 0 to 14 of the acidity or alkalinity of a solution
PM10	Particulate matter with aerodynamic diameter less than 10 microns.
PM2.5	Particulate matter with aerodynamic diameter less than 2.5 microns.
POSGAR	Posiciones Geodésicas Argentinas (Argentinean Geodesic Positions)
PP	pilot plant
ppm	parts per million
QA/QC	quality assurance/quality control
QP	qualified person
Quantec	Quantec Geoscience Argentina S.A.
RC	reverse circulation (drill holes)
ROM	run of mine
s	second(s)
S	south

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Abbreviation	Description
SAG mill	semi-autogenous grinding mill
SEDAR

System for Electronic Document Analysis and Retrieval (electronic site holding documents and information filed by public companies for the Canadian Securities Administrators and where many feasibility studies are filed)

Selmar	Selmar International Services Ltda
Silver Wheaton	Silver Wheaton Corp.
Smee	Smee and Associates Consulting Ltd.
Snowden	Snowden Mining Industry Consultants
Southmark	Southmark Logistics, S.A.
SP	self-potential test
SPT	SPT SRL Electrical Power Consultants
SWS	Schlumberger Water Services
t	metric tonne
TEM	transient electromagnetic survey
TC/RC	treatment charges and refining charges
TSF	tailings storage facility
TSP	total suspended particulates
µm	micron, one millionth of a metre
US	United States
US$	United States dollars
USEPA	US Environmental Protection Agency
V	volts
VMS	volcanogenic massive sulphide
W	west
w/w	weight to weight
WGS	World Geodetic System
Wt	wet tonne
Xstrata	Xstrata Process Support Laboratory
y	year
Zn	zinc

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5                                                                 RELIANCE ON OTHER EXPERTS

M3 has not inspected the legal documents concerning PAS’s incorporation, mineral leases, land holdings, caveats, if any, Argentine federal regulations, and the Province of Chubut or any local regulations.  M3 has no reason to believe that any of the information contained in this report is incorrect. Mining is a business with inherent risks, despite the efforts of the qualified persons who have prepared this and supporting reports.  As this is a preliminary report, its results should not be used for budgetary purposes or commitments.

6                                                                 PROPERTY DESCRIPTION & LOCATION

6.1                                                       LOCATION

The Navidad Project is located in the central plateau of northern Chubut province, 1,580 km southwest of Buenos Aires, Argentina. The mine site is served by the gravel graded road called “Provincial Route #4”. The Project site is situated approximately 360 km west of Puerto Madryn. The nearest communities are Gan Gan 47 km to the east with a population of approximately 900 and Gastre 35 km to the west with a population of approximately 800. There is also the smaller community of Blancuntre located 25 km southwest of the Project with a population of 80.  The area is semi-arid, windy, and relatively cold. Sparse sheep ranching occurs in the region. Figure 6-1 shows the approximate Project location in the region, and Figure 6-2 shows the Project with relation to some of the nearby communities.

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N
REPÚBLICA DE BOLIVIA
REPÚBLICA DEL PARAGUAY
REPÚBLICA FEDERATIVA DEL BRASIL
REPÚBLICA ORIENTAL DEL URUGUAY
REPÚBLICA DE CHILE
OCÉANO PACÍFICO SUR
OCÉANO ATLÁNTICO SUR
MAR ARGENTINO
JUJUY
San S. de Jujuy
SALTA
Salta
FORMOSA
Formosa
CHACO
Resistencia
MISIONES
Posadas
Puerto Iguazú
TUCUMÁN
San M. de Tucumán
CATAMARCA
San F. d. V. de Catamarca
SANTIAGO DEL ESTERO
Santiago del Estero
CORRIENTES
Corrientes
Goya
Reconquista
LA RIOJA
La Rioja
SAN JUAN
San Juan
CÓRDOBA
Córdoba
San Francisco
SANTA FE
Santa Fe
ENTRE RÍOS
Paraná
Concordia
Rosario
Río Cuarto
Villa María
Venado Tuerto
Pergamino
Zárate
MENDOZA
Mendoza
San Martín
San Rafael
SAN LUIS
San Luis
BUENOS AIRES
La Plata
Olavarría
Tandil
Mar del Plata
C. Corrientes
Necochea
Bahía Blanca
LA PAMPA
Santa Rosa
NEUQUÉN
Neuquén
Gral. Roca
RÍO NEGRO
Viedma
Carmen de Patagones
San C. de Bariloche
Pta. Valdés
CHUBUT
Trelew
Rawson
Comodoro Rivadavia
C. Blanco
SANTA CRUZ
Río Gallegos
P. Dungeness
Islas Malvinas (Arg.)
TIERRA DEL FUEGO, ANTÁRTIDA E ISLAS DEL ATLÁNTICO SUR
Ushuaia
I. de los Estados
ANTÁRTIDA ARGENTINA
(Arg.)
ARGENTINA
National Capital
Provincial Capital
Cities
Navidad Project Site
1-Límite del lecho y subsuelo
2-Límite exterior del Río de la Plata
3-Límite lateral marítimo argentino-uruguayo
24°
32°
40°
48°
56°
68°
60°
52°
76°
44°

Figure 6-1: Project Regional Map

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RIO NEGRO
NAVIDAD PROJECT
GASTRE
GAN GAN
Telsen
PUERTO MADRYN
Esquel
TRELEW
RAWSON
Tecka
CHUBUT PROVINCE
Camarones
Rio Mayo
Comodoro Rivadavia
SANTA CRUZ
0 50 100
kilometers
N
ARGENTINA
CHUBUT
Pan American
SILVER CORP.
MINERA ARGENTA S.A.
NAVIDAD PROJECT
CHUBUT PROVINCE, ARGENTINA
LOCATION MAP
-72 °
-70 °
-68 °
-66 °
-64 °
-62 °
-42 °
-44 °
-46 °

Figure 6-2: Navidad Project Location Map

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6.2                                                       PROPERTY DESCRIPTION

Information in this section has been updated from Snowden (2010).

The Navidad Project is located within the Gastre Department in the Province of Chubut, southern Argentina, at approximately 42°24'54''S and 68°49'12''W.

6.3                                                       MINERAL TENURE

In Argentina, exploration concessions are not physically surveyed or staked in the field, but are electronically filed using the Gauss Kruger coordinate system, zone (faja) 2, relative to the World Geodetic System (WGS) 84 datum. There are three levels of mineral rights (which do not include surface rights):

•                  Cateo — an exploration permit granting any mineral discoveries on the cateo to the applicant. In the Province of Chubut, cateos are measured in units of 500 hectares (ha), with a minimum of one unit (500 ha) and a maximum of 20 units (10,000 ha) granted to any holder. Cateo units must be reduced over time relative to the number of units held. The maximum duration for any granted cateo is three years. The holder may conduct prospecting, mapping, sampling, and geophysical surveys, and drilling and trenching after notifying the mining office of the exploration plan and obtaining environmental permits.

•                  Manifestación de Descubrimiento (MD) — once mineralisation is discovered on a cateo, the cateo lease expires and the permit is upgraded to an MD. The maximum area of an MD is 7,000 ha. A basic environmental impact assessment, a physical survey, and boundary markers are required at this stage.

•                  Pertenencia — a lease allowing mining. A physical survey and boundary markers are required.

The main Navidad Property block, containing all of the current resources, consists of four MDs (Navidad Oeste, Navidad Este, Navidad Oeste 1, and Navidad Este 1, with MD registration numbers 14340/04, 14341/04, 14902/06, and 14903/06 respectively), each of which is 2,500 ha in area. Minera Argenta (MASA) holds the rights to an additional 20 MD’s in the Province of Chubut and has applied for a number of others. Nine of the MD’s currently held (Pampa 1, Puente 1, Puente 2, Colonia Este, Sierra 1, Sierra Sur 1, Sierra, Sierra Oeste, and Sierra Cacique III) are located either adjacent to or in the vicinity of the main Navidad claim block, along strike of the mineralised trends. The remaining 11 MD’s that MASA currently holds (Trucha A, Trucha B, Mara A, Mara B, Mara C, Condor C, Condor D, Alamo A, Alamo B, Nina 3 and Carlota 3) are located in three different areas approximately 50 km to 150 km to the south. All 24 MD properties together cover an area of 67,327 ha and are in good standing with the mining authorities of the Chubut Province.

Figure 6-3 shows the mining concession map in the vicinity of the Project.

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2,510,000 mE
2,515,000 mE
2,520,000 mE
2,525,000 mE
5,310,000 mN
5,305,000 mN
5,300,000 mN
5,295,000 mN
5,290,000 mN
N
14352/04
Pampa 1 MD
14341/04
Navidad Oeste MD
14340/04
Navidad Este MD
14903/06
Navidad Oeste 1 MD
14902/06
Navidad Este 1 MD
15455/08
Puente 1 MD
15455/08
Puente 2 MD
0
2
4
kilometers
LEGEND
MD Granted
2010 Resource Limits
MD: Manifestarion de descubrimiento
Pan American
SILVER CORP.
MINERA ARGENTA S.A.
EXPLORATION AND MINING CONCESSIONS
Chubut Province, Argentina

Figure 6-3: Mining Concession Map in the Vicinity of the Navidad Project

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6.4                                                       OPTION AGREEMENTS

There are no option agreements for the mine site.

6.5                                                       AGREEMENTS AND ROYALTIES

1.              Silver Wheaton Silver Stream

Discussions with Silver Wheaton Corp. (Silver Wheaton) with respect to a silver stream for part of the production from the Loma de La Plata deposit are ongoing.  An agreement was entered into by Silverstone Resources Corp. and Aquiline, (those companies being subsequently acquired by Silver Wheaton and PAS, respectively), which included some basic terms for the silver stream.  The financial estimates in this PA include an allowance for this silver stream based on the terms set out below.  This estimate may change depending on the final terms negotiated with Silver Wheaton.

Silver Wheaton has the right to purchase 12.5% of the payable silver produced from the Loma de La Plata deposit for the life of that deposit, such right including the right to purchase a minimum of one million ounces of payable silver per year from Loma de La Plata, or if unavailable, from other production on the Navidad Project, for a minimum of a 12.5 year period.

Silver Wheaton purchased this right for the sum of: (a) an upfront payment of $50 million (the Upfront Payment); and (b) the lesser of $4.00 per ounce of payable silver and the prevailing market price per ounce of payable silver on the London Metals Exchange.

The Upfront Payment shall be made by Silver Wheaton as follows: (a) $17.6 million which has already been paid; (b) $14.9 million on the date a decision is made to proceed with the construction of a mine at Loma de La Plata; and (c) $17.5 million to be paid in four equal instalments, payable as follows:

(i) three months after commencement of construction — $4.375 million;

(ii) six months after commencement of construction — $4.375 million;

(iii) nine months after commencement of construction — $4.375 million; and

(iv) 12 months after commencement of construction — $4.375 million.

2.              Export Royalty

This PA includes application of the 10% federal export tariff to the gross value of concentrates shipped off-shore for third party treatment and refining.

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3.              Provincial (Chubut) Royalty

This PA includes application of the Chubut Provincial royalty of 3% of the “Operating Income”.  Operating income is defined as revenue minus production cost (not including mining costs), treatment and transportation charges.

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7                                                                 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information in this section has been sourced from Snowden (Snowden, 2010) with some updates from current developments.

7.1                                                      ACCESSIBILITY

The communities nearest to the Property are Gastre, with a population of approximately 800 inhabitants, 35 km to the northwest, and Gan Gan, with a population of approximately 900 inhabitants, about 47 km to the east. Both communities are located on Provincial Highway #4, a gravel highway that passes just north of the Property. The Property is accessible year round.

Daily flights are available from Buenos Aires to Trelew, located about 370 km by road from the site to the southeast near the Atlantic coast. The nearest airport, which also has regularly scheduled flights, is located in Esquel, about four hours’ drive to the southwest by gravel road. The provincial capital of Rawson is located 20 km east of Trelew.  PAS currently has offices in Buenos Aires, Trelew, Gan Gan and Gastre to service the Navidad Project.

7.2                                                       CLIMATE

The climate is semi-arid with average monthly temperatures ranging from 1°C to 20°C. High winds frequently occur from October through December, but may also occur at other times throughout the year. Monthly average precipitation ranges between 7 mm and 29 mm, with the highest precipitation during the winter months from May to August that may occur as either rain or snow. Field activities run throughout the year and are typically not curtailed by weather conditions.

7.3                                                       INFRASTRUCTURE AND LOCAL RESOURCES

The PAS base of operation for the Navidad Project is in Gastre and Gan Gan. Facilities include offices, modular living facilities, and core-storage warehouses. Communications are provided by land-line telephone service and satellite internet. The Gastre modular living facilities provide lodging and meals for up to 20 people. The Gastre warehouses include three drill core storage sheds, a logging and sampling shed, metal shop, vehicle workshop, and a regional exploration office.

In Gan Gan the company has built two core storage facilities as well as an office on land purchased on the western edge of town in 2007. The office serves as a base of operation for its social and community relations personnel, while the warehouses contain older drill core from the Navidad Property.

Near the Navidad Property a small camp facility has been installed at an acquired farmhouse with electrical power provided by several small generators. Drilling contractors and consultants are also located in the temporary camp.  Alex Stewart Assayers Argentina S.A. (Alex Stewart) operates a sample preparation lab at the campsite.  Communication is provided by a satellite

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internet uplink. Other infrastructure on site includes storage areas for drill supplies and contractors. There are several water supply bore holes authorized by the Chubut Provincial Water Institute to pump water for camp use and diamond drilling. PAS has rented a portable package sewage treatment plant for the camp.

7.4                                                       LAND ACCESS

Access to land for drilling and other exploration activities is allowed through outright surface ownership as well as through a series of easement contracts with the remaining surface owners. Aquiline initiated land acquisition to facilitate unimpeded land access to the Navidad Project.

PAS reports the current status of its land acquisition process as follows:

•                  Santana Horacio Property (property of 2,988 ha): Direct purchase of land completed on May 13, 2008.

•                  Santana Sarmiento Property (property of 4,280 ha): Land swap completed on February 26, 2008.

•                  Montenegro Succession: Direct purchase of the 4,109 ha property named “La Rosada” was completed on August 6, 2009. The purchase agreement for a 325 ha property is signed and title transfer is in progress.

•                  Raileff Succession (property of 2,962 ha): Land swap agreements have been signed for a property acquired by Minera Argenta in Telsen (outside the Project), and the titles are in the process of being transferred. Mr. Raileff is in a new property and waiting for local authority inspection to complete transfer.

•                  Llanquetru Eleuterio Property (property of 1,784 ha): With easement agreement in force.  The original easement agreement was executed on June 16, 2006. A new easement agreement was executed on January 23, 2008 modifying the landowner´s compensation. This agreement expires automatically when Minera Argenta (or its successors) ceases with the exploitation of its mining rights located in Llanquetru´s land.

7.5                                                       PHYSIOGRAPHY

The Property is located in the Patagonian Plateau region with steppe vegetation characterized by low and compact bushes of grass and by stocky shrubs of less than a metre high. Elevation ranges from 1,060 m to 1,460 m with gentle topographic relief interrupted by local structurally controlled ridges.

8                                                                 HISTORY

Information in this section has been updated from Snowden (2010).

The first known exploration program that included the Navidad Project area consisted of a preliminary regional geochemical sampling program conducted by Normandy Argentina

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(Normandy) in mid-2000 to locate additional deposits to supplement those known at its Calcatreu Property, a gold and silver deposit located approximately 80 km from Navidad. The program consisted of 1,200 bulk leach extractable gold (BLEG) stream sediment samples taken from drainage systems overlying Jurassic volcanic rocks in Chubut Province in the general vicinity of Calcatreu, Mina Angela, Gastre, Lagunita Salada, Gan Gan, and other areas. This program took place on what was then considered open exploration ground, and resulted in the identification by Normandy of various anomalies, including the Flamingo Prospect and Sacanana, which is today known as Navidad.

In January and February 2002, Newmont Mining (Newmont) purchased Normandy’s worldwide mining interests, and in March 2002, Newmont decided to sell all of its interests in Argentina. In September 2002, IMA Exploration Inc. (IMA) signed a confidentiality agreement in order to obtain a copy of the Information Brochure and technical data related to Newmont’s Argentinean interests, which included the Calcatreu Project. In December 2002, IMA applied for  exploration concessions (cateos) over the area formerly known as Sacanana and now known as Navidad, utilizing and relying upon the Normandy BLEG data (known as BLEG A), and began undertaking a regional exploration program over the Navidad area, including regional mapping and sampling. From December 2002 to July 2006, IMA conducted diamond drilling, geochemical sampling, geophysical exploration, and Mineral Resource estimates at Navidad.

In January 2003 Aquiline entered into an agreement with Newmont, which was completed in July 2003, to purchase all of the shares of Normandy and Newmont’s 100% interest in Calcatreu, and acquired all of Newmont’s assets including the BLEG A data. In May 2003 Aquiline reviewed the BLEG A data and found that the ground covered by the BLEG A data had already been claimed by IMA. After failure to receive a credible response from IMA as to how they could otherwise have made a legitimate discovery at Navidad without having breached the terms of the Confidentiality Agreement, Aquiline went on to file suit in the Supreme Court of British Columbia in March 2004.

The Supreme Court of British Columbia awarded ownership of the Navidad Project to Aquiline on 14 July 2006 following a court case with IMA where IMA was found to have breached the Confidentiality Agreement. IMA subsequently appealed to the Court of Appeal for British Columbia, but lost the appeal by unanimous decision in June 2007. An Application for Leave to Appeal to the Supreme Court of Canada was filed by IMA in September 2007. Sole ownership rights were granted to Aquiline by the Supreme Court of Canada on 20 December 2007, subject to Aquiline making payment to IMA which would reimburse the latter for its accrued exploration expenditures up to the July 2006 court decision. Aquiline’s final payment to IMA was made on 8 February 2008, giving Aquiline full ownership of the Project.

Since October 2006, Aquiline undertook diamond drilling, geophysical and geochemical exploration, metallurgical test work, resource estimates (Snowden, 2007), including the 2009 Mineral Resource estimate, and a PA for Loma de La Plata (Snowden, 2008).

On 14 October 2009, PAS announced a friendly offer to acquire all of the issued and outstanding securities of Aquiline. On 7 December 2009, PAS acquired approximately 85% of the issued and outstanding shares of Aquiline and extended its bid to 22 December 2009, and on that later date,

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PAS took up approximately an additional 7% of the issued and outstanding shares in the capital of Aquiline. Since the offer to acquire the Aquiline shares was accepted by holders of more than 90% of the Aquiline shares, on 23 December 2009, PAS provided notice to the remaining shareholders of its intention to exercise its right to acquire the remaining issued and outstanding Aquiline shares pursuant to the compulsory acquisition provisions of the Business Corporation Act (Ontario). Pursuant to the compulsory acquisition, PAS has been deemed to have acquired the balance of the Aquiline shares not already owned by it on or about 22 January 2010.

Early in 2010, PAS took possession of the Property. PAS continued with a rigorous drilling campaign, metallurgical testing, hydrologic analysis, environmental studies, and several other works on the Project site. Mineral Resource estimates based on the results of the 2010 drilling and updated geological models are currently under way.  Metallurgical testing of both older and new drill core continued at G&T in Kamloops, British Columbia. Crushing and grinding testwork was completed at the SGS laboratories in Santiago, Chile.

9                                                                 GEOLOGICAL SETTING

9.1                                                       REGIONAL GEOLOGY

Information in this section has been sourced from Snowden (2010).

The Navidad Project is located on the southwest edge of the Northern Patagonia Massif in southern Argentina. This boundary of the massif is coincident with the “Gastre Fault System”, a mega-structural feature believed to be the result of continental-scale northeast to southwest extension that produced through down-faulting a series of northwest to southeast trending half grabens and tectonic basins (von Gosen et. al. 2004). Granitoid rocks of the basement in northern Chubut Province belong to the Palaeozoic age Mail Choique and Lipetren formations. Locally these rocks are exposed at surface in windows through the overlying Mesozoic age volcanic and sedimentary rocks. At Navidad the Mesozoic sequence consists of the Lonco Trapial Formation and overlying Cañadón Asfalto Formation. The latter of these formations hosts the Navidad mineralisation.

9.2                                                       LOCAL GEOLOGY

The oldest rocks are Palaeozoic (Mamil Choique Formation) and crop out along the west side of the area. They comprise red and grey granitoids, cut by aplite dykes and quartz-rich pegmatites. These crystalline basement rocks are overlain by a Jurassic sequence of volcanic (Lonco Trapial Formation), and sedimentary (Cañadón Asfalto Formation), rocks. These are the host for silver mineralisation at Navidad. The contact between the Mamil Choique and Lonco Trapial formations lies about 6.5 km southwest of Navidad.

The older rocks are overlain unconformably by the Cerro Barcino Formation (Chubut Group, Cretaceous), comprising continental sandstones, conglomerates and tuffs. The youngest rocks are plateau basalts of the Pire Mahuida Volcanic Complex (Miocene).

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9.3                                                       PROPERTY GEOLOGY

The oldest rocks at the Navidad Project comprise the Mamil Choique Formation. This is overlain by acid pyroclastics (ignimbrites), volcanic agglomerates, and lavas of the Lonco Trapial Formation. These rocks crop out on the southwest side of a complex, faulted sedimentary basin filled by sandstones, mudstones and limestones of the Cañadón Asfalto Formation. Lonco Trapial ignimbrites also occur on the northeast side of the basin. The basin includes, and is defined by, three northwest-striking major fault zones, generally referred to as ‘trends’. These comprise the Argenta, Esperanza, and Navidad trends. The Navidad Trend, which includes the bulk of the silver mineralisation, occurs in the immediate hanging wall of a major northeast-striking fault (Sauzal Fault). Most of the economic mineralisation is hosted by the upper of two trachytic andesite lava flows (referred to as ‘latite’ in the literature). The latites overlie an extensive andesite flow.

10                                                          DEPOSIT TYPES

Information in this section has been sourced from Snowden (Snowden, 2010), which incorporated contributions from Sillitoe (Sillitoe, 2007).

Navidad mineralisation is epithermal, as demonstrated by widespread open space-filling crustiform and cockade textures in the gangue minerals (carbonate, barite) and sulphide assemblages. The abundance of base metals, combined with carbonate-rich gangue, suggests that the deposit is intermediate, rather than low, sulphidation in style. Typical high sulphidation sulphides and gangue minerals are absent, but there is rare late stage kaolinite and minor hydrothermal alunite that implies late ingress of a hypogene acid fluid.

The Navidad silver mineralisation occurred very soon after deposition of the host sandstones, mudstones and limestones (Cañadón Asfalto Formation). It was localized at the contact between oxidized volcanic rocks and overlying organic-rich sedimentary rocks. Mineralisation was strongly controlled by existing permeability, with common open space-filling textures. Most is hosted by a single trachytic andesite (‘latite’) lava flow. Calcite fluid inclusion studies (Lang, 2003) suggest a depth of formation of about 400-500 m below the original surface. The hydrothermal fluid was vapour-dominated, with an homogenisation temperature below 200°C. Despite forming near the surface, there is no concrete evidence of exhalative mineralisation. The semi-massive sulphides at Galena Hill, the most sulphide-rich of all the Navidad deposits, are clearly replacement in origin. Finely laminated carbonates postulated as exhalative products are in fact stromatolitic limestone of the Cañadón Asfalto Formation. Navidad is therefore not analogous to shallow water volcanogenic massive sulphide (VMS) deposits, such as Eskay Creek in British Columbia. This had been suggested by previous investigators.

The Sillitoe (Sillitoe, 2007) model for Navidad envisages mineralisation controlled by a district-wide redox interface. It is similar to red bed Cu and Ag deposits, where brines ascending through thick oxidized sequences leach Cu and/or Ag and deposit them in overlying reduced rocks. Like Navidad, red bed silver deposits, such as Nacimiento in New Mexico in the United States, are characterized by sulphur-poor minerals, such as native Ag and acanthite. The principal difference

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is that at Navidad the mineralizing fluid is thought to be epithermal in origin, rather than basinal brine.

The broadly strataform nature of the Navidad mineralisation is uncommon for an intermediate sulphidation epithermal silver deposit, most of which tend to be of vein type (e.g. Fresnillo in Mexico, Arcata in Peru, Martha in Santa Cruz province, Argentina). Potential analogous deposits include the Jardin Cu-Ag deposit of northern Chile. At Jardin, strata-bound copper sulphide mineralisation occurs in the upper brecciated, and non-welded, part of a pyroclastic flow deposit, overlain by organic-rich tuffaceous lacustrine sedimentary rocks (Lortie, 1987). San Cristóbal in Bolivia is another example of a broadly strataform silver deposit. Although the feeders for the San Cristóbal deposit are largely confined to a dacite dome complex, the bulk of the silver-zinc-lead mineralisation is hosted by lacustrine sedimentary rocks rather than lava, as at Navidad.

11                                                          MINERALISATION

Information in this section has been sourced from Snowden (2010).

In all of the Navidad deposits the gangue minerals are principally calcite with minor barite. Silica is less important and occurs mostly as chalcedony and late amethyst. Ore minerals recognizable with a hand lens include: native silver, clots of black sulphide comprising argentite/acanthite, discrete grains of sphalerite, galena, chalcopyrite, cuprite, bornite, native copper and copper carbonates (malachite, azurite). Similar styles of mineralisation and a similar paragenesis occur in most of the deposits. However, the proportion of sulphides varies considerably. Loma de La Plata is silver-rich, but is sulphide-poor and contains very low levels of lead, zinc and copper. Various pulses of mineralisation are observed, principally at Galena Hill.

The principal metal association is Ag-Pb. Other associations include Ag-Pb-Cu and Cu-Ag and, more rarely, Ag-Zn. Occasionally there is Ag only, or Cu-Pb-Zn or simply isolated occurrences of these base metals. This suggests that deposition occurred through successive pulses of mineralisation. Gold appears to be totally absent from the system.

Mineralisation is mostly hosted in the upper latite, but important mineralisation occurs in the lower latite at Galena Hill. In a few places the underlying andesite also hosts high grade mineralisation. Deposits with mostly latite-hosted mineralisation include: Loma de La Plata, Valle Esperanza, Calcite Hill, and Galena Hill. Sedimentary rocks and volcaniclastics that overlie or are laterally equivalent to the upper latite also host significant mineralisation. Deposits where the mineralisation is dominantly hosted by these rock types include Calcite NW, Navidad Hill, Barite Hill, and Connector Zone.

High grade mineralisation mostly occurs in permeable host rocks. Examples of primary porosity include coarse volcaniclastic rocks and autobrecciated lava flows. Secondary porosity occurs as crackle brecciation of the brittle lava flows, hydrothermal eruption breccias, and tectonic breccias. At both Valle Esperanza and Loma de La Plata, the autobrecciated upper latite acted as an aquifer, sealed by overlying organic-rich sedimentary rocks (mudstones, limestones). The sediments were unconsolidated and are commonly slumped. Mixing of reduced water, derived

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from the organic-rich sediments, and rising metal-laden hydrothermal fluid probably triggered sulphide precipitation.

To date, the Navidad Project comprises eight individual mineral deposits in three separate mineralized trends (Navidad, Esperanza and Argenta trends). The six deposits of the Navidad Trend occur along strike over a distance of about 5.8 km and are essentially continuous. They comprise, from northwest to southeast: Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, and Barite Hill. The Valle Esperanza deposit occurs on the east flank of the Esperanza Trend and is found approximately 400 m south-southwest of Galena Hill. The Loma de La Plata deposit occurs in the north part of the Argenta Trend, approximately 2.2 km southwest from Calcite Hill.  Summary descriptions are listed in the remainder of Section 11.

11.1                                                CALCITE NW

Mineralisation at Calcite NW takes the form of three long and tabular to slightly synformal bodies. The main body lies from the surface to a depth of 130 m below surface and has an average overburden thickness of approximately 60 m. It has a strike length of 1,825 m towards the northwest, a width between 350 m to 500 m, and a thickness between 10 m and 80 m. The mineralised body plunges gently to the northeast with a dip between 1º to 5º. The base of the main body is normally identified by the Galena Marker.

Towards the south-eastern end of the deposit, a smaller lens lies close to the surface parallel to the main body and about 80 m above it. It has a regular shape 275 m long, up to 250 m wide and between 20 m and 40 m thick.

Another elongated lens of mineralisation lies between 15 m to 50 m below and parallel to the northern end of the main body. The body is 1,000 m long, between 200 m and 350 m wide, and ranges between 10 m and 30 m in thickness.

11.2                                                CALCITE HILL

Mineralisation at Calcite Hill forms an irregular body with a narrow upper portion outcropping towards the western end of Calcite Hill, which merges with a larger mineralised lens. Mineralisation outcrops and extends to a depth of around 250 m below surface. It forms a relatively flat surface 600 m long, ranging from 270 m to 600 m in width. The lower portion of the body has an irregular shape resulting from two nearly separate lenses that merge into one lens having a variable thickness between 150 m to 20 m. The body plunges to the southwest with a -5º dip.

11.3                                                NAVIDAD HILL

Mineralisation at Navidad Hill trends for 520 m towards the northwest and forms an irregular globular shape ranging from 270 m to 470 m wide and 10 m to 175 m thick. The mineralised zone has a shallow dip to the southwest and lies at the subsurface along the ridge crest to around 50 m depth along the southern flank.

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11.4                                                CONNECTOR ZONE

The mineralisation at Connector forms two intersecting, but distinct bodies, which combined, are 670 m in strike length, and between 240 m and 590 m wide. The mineralisation lies from the surface to a depth of 330 m.

11.5                                                GALENA HILL

The extent of mineralisation is long and wide with a strike length of roughly 900 m and a width of between 250 m and 700 m. In section views orientated at 030° to 210°, the mineralised body as defined by values approaching 50 g/t AgEQ forms a roughly strataform body with a slight dip to the southwest. This body resembles an inverted shield with a flat top and a thicker central portion that thins to the margins. On nearly every section the mineralisation is affected by post-mineralisation movement on the northwest to southeast trending block faults resulting is displacements of roughly 10 m to 50 m. Those portions of the mineralisation located above the horst are partly eroded whilst those portions to either side are preserved in their entirety. The mineralised zone ranges from a few metres thick at the extreme margins to over 200 m thick in the central portions of the deposit.

11.6                                                BARITE HILL

Mineralisation at Barite Hill forms three lenses. The northern lens is about 230 m long along strike, between 170 m and 430 m wide in the dip direction and between 5 m and 30 m thick. The southwest dip varies between 3° where the body outcrops in the north to 25° in the southwest where the body lies approximately 120 m below surface. The second lens is found towards the southern end of Barite Hill. Its dimensions are approximately 300 m long by 350 m wide with thicknesses ranging from 4 m to 32 m. It occurs at the subsurface on the crest of the ridge and plunges to the southwest.

The third mineralised body, characterised by high Ag values, forms an irregularly shaped mass around 350 m long, between 100 m and 400 m wide, and between 7 m to 100 m thick.  It lies between 50 m and 200 m below the second lens in southern Barite Hill and has a dip of 30° to the west-southwest.

11.7                                                LOMA DE LA PLATA

Two distinct mineralised bodies are present at Loma de La Plata.  The main deposit is 850 m long with a north-south strike, between 600 m to 1,200 m wide and 40 m to 50 m thick. It covers a surface area of 74 ha. The second body is considerably lower in grade and is located approximately 60 m beneath the main deposit. It has approximately the same surface area as the upper main body but with an average thickness of only 5 m.

The area with the highest grade mineralisation is located in the central and western side of the upper Loma de La Plata deposit; overburden thickness varies from 0 m to 50 m. The dimensions of the high grade zone are 500 m north-south by 170 m east-west.

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11.8                                                VALLE ESPERANZA

Drillhole intersections have traced the two mineralised zones from surface to approximately 400 m below surface.  The upper body is about 1,100 m long and between 130 m and 700 m wide. The lower body lies approximately 50 m below the upper deposit, and is 800 m long and between 140 m and 500 m wide. Both bodies range in thickness between 5 m to 30 m.

The mineralised horizon strikes approximately to 290° with a variable northeast dip between -70° to -10°.  The dip appears to flatten towards the northeast.

12                                                          EXPLORATION

Information in this section has been sourced from Snowden (2010).  Some details of the PAS drilling campaign in 2010 have been added.

12.1                                                EXPLORATION BY NORMANDY MINING

The first exploration on the Navidad Project area consisted of a preliminary regional geochemical sampling program conducted by Normandy in mid-2000. The program consisted of 1,200 BLEG stream sediment samples taken from drainage systems overlying Jurassic age volcanic rocks in Chubut Province in the general vicinity of Calcatreu, Mina Angela, Gastre, Lagunita Salada, Gan Gan, and other areas. This program resulted in the identification of various anomalies, including the Flamingo Prospect and Sacanana, which is today known as Navidad.

12.2                                                EXPLORATION BY IMA

12.2.1                                     Geological Mapping and topographical Surveys

IMA commenced the initial detailed outcrop mapping of the Navidad Project along the Navidad Trend in 2003 at both 1:500 and 1:5,000 map scales. During 2004 this mapping was expanded to cover a wider portion of the mineral tenement at 1:5,000 and 1:10,000 map scales.

In 2003 IMA produced a 2 m contour map over the central portion of the Navidad Project using a differential GPS. The coverage of this topography is 2.5 km by 4.5 km.  Outside this core zone, 10 m contour lines were produced from satellite radar data. In 2004 IMA commissioned high resolution air photo coverage of the Navidad Project area. These photos were used to produce an orthophoto of the Project area and to create 2 m contour lines covering an area of 14.4 km by 5.5 km.

12.2.2                                     Geophysical Exploration

In 2003 IMA contracted Proingeo S.A. to conduct a limited ground gravimetric survey over Galena Hill, Connector Zone and the southeast part of Navidad Hill. The survey consisted of ten lines of roughly 2 km each at 200 m line spacing.

In 2005 IMA commissioned Quantec Geoscience Argentina S.A. (Quantec) to conduct pole-dipole and gradient array IP and ground magnetometer surveys over the Navidad Trend. These

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surveys covered roughly an area of 6.9 km by 4.6 km. A large open spaced survey of IP covered strike extensions of the main trend for a total coverage of 14.4 km by 5.5 km. The data from these surveys was reprocessed in 2007 by Aquiline. The results of these surveys were variable, probably in great part due to the distinct physical characteristics of the various deposits and their varying degree of oxidation.

12.2.3                                     Geochemical Exploration

Commencing in 2002 and continuing through 2006, IMA collected soil, rock chip and stream silt samples over the Navidad Project. A total of 1,852 rock, 6,411 soil and 63 stream sediment geochemical samples are listed in the IMA database spatially related to the Project area. This work led to the identification of nearly all mineralised bedrock exposures known on the Property. The best example of soil geochemistry leading to the identification of a mineralised zone is that of Loma de La Plata. Collectively the anomalous rock chip samples clearly delineate the Navidad, Esperanza and Argenta trends, as does the soil geochemistry.

12.2.4                                     Diamond Drilling

A list of the drillholes drilled by Boart Longyear for IMA between November 2003 and July 2006 is shown in Table 12-1.

Table 12-1: Diamond Drillholes Completed by IMA from 2003 to 2006

Deposit	Number of drillholes	Metres drilled
Calcite NW	45	7,788
Calcite Hill	71	13,949
Navidad Hill	96	11,289
Connector Zone	37	4,712
Galena Hill	66	12,862
Barite Hill	8	1,315
Loma de La Plata	12	1,615
Exploration drillholes elsewhere on the Property	32	7,391
Total	367	60,921

12.2.5                                     Other Work

IMA also collected metallurgical samples during IMA’s second field season running from November 2003 to March 2004.  The results of this test work are summarized in Section 18.1 of this Report.

In 2005, IMA contracted Peter Lewis, a consulting structural geologist, to study the Project area including the Esperanza and Navidad trends. He concluded the Esperanza Fault formed part of the larger Gastre Fault system and was active at the time of mineralisation. He postulated that there could be a splay to this fault that was as yet unrecognized coincident with the Navidad Trend and that mineralisation was related to dilatational zones formed by dextral strike-slip

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movement on these northwest-southeast structures. He further concluded that post mineral tectonic activity resulted in deformation of the host rock units. This manifested in the formation of folds and southwest dipping thrust faulting.

12.2.6                                     Mineral Resource Estimates

In February 2006 and updated in May 2006, Snowden prepared Mineral Resource estimates for IMA on the Navidad Project deposits including Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, and Galena Hill (Snowden, 2006a). In September 2006, Snowden prepared an updated Mineral Resource estimate and drill spacing study at Galena Hill for IMA (Snowden, 2006b).

12.3                                                EXPLORATION BY AQUILINE FROM OCTOBER 2006 TO JUNE 2009

Aquiline focused exploration efforts on identifying new exploration targets with diamond drilling, with delineation and infill drilling at the Loma de La Plata deposit, and with minor infill drilling of the other previously identified mineralised zones. Exploration for additional deposits through the use of fence drilling across prospective covered areas was considered feasible, since as is so far known, the occurrence of the latite unit hosting mineralisation is generally of relatively large areal extent that can be measured in units of tens of hectares. Mineralisation is frequently stratiform with relatively shallow dips, and most of the known deposits occur as large roughly tabular bodies.

Geophysical and geochemical methods have proved useful in mapping the distribution of the latite unit and potassic-style alteration, in detecting Galena Hill style sulphide-rich mineralisation, and in interpreting the Project-scale structural regime. The characteristics of the host rock and wall rock units are favourable for diamond drilling, and extensive areas can be rapidly explored by drilling at relatively low cost. As was demonstrated during the 2007 diamond drilling program, additional Mineral Resources could be delineated by extension drilling laterally away from known deposit areas.

12.3.1                                    Geophysical Exploration

Gravity Surveys

Between March and May 2007, Aquiline contracted/commissioned Quantec to conduct a gravimetric survey over an area measuring approximately 10 km by 8.5 km in the area referred to as the core Navidad Project area. Measurements were recorded at 150 m stations along 82 parallel lines trending 030º located at 200 m intervals. A total of 2,998 grid stations were read in the survey area. Station locations were surveyed with a differential global positioning system (DGPS), ensuring accuracies of ±5 cm. The objective of the survey was to map out density variations that potentially coincide with mineralisation and to provide data for structural interpretation.

Raw data for this survey has been interpreted by geophysical consultant Robert Ellis who has produced a residual Bouguer gravity model over the tested area. In this model, the 2003 Proingeo

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data demonstrates a gravity high in the area of Galena Hill. Other gravity anomalies within the survey area remain to be tested by drilling.

Ground TEM Survey

Between January and February 2007, Aquiline contracted Quantec to run a transient electromagnetic (TEM) survey on three test lines. The tests were performed to determine if a recognizable TEM response could be observed across areas of known mineralisation and in particular across massive sulphide mineralisation beneath Galena Hill. Each line was surveyed with transmitter 200 m by 200 m loops advanced at 50 m intervals, and then repeated with 100 m by 100 m loops advanced at 25 m intervals. The reading instrument was a Zonge GDP-16 receiver. Results were “flat” and no meaningful TEM response was detected.

Ground SP Survey

A self-potential (SP) test was carried out by Quantec during the same period as the TEM survey. The purpose of the SP test was to map naturally occurring voltage patterns produced by the oxidation of sulphides. Three 4,200 m test lines were selected to transverse known mineralised areas. Three averaged measurements were taken at 25 m intervals along the test lines. Results were considered to be too ambiguous to justify continuing with this method as a geophysical prospecting technique at Navidad.

Ground Radiometric Surveys

Ground radiometric testing was done by Quantec with an Exploranium Gamma Ray Spectrometer GR 256 during the same period as the TEM survey and across the same three lines used for the SP test. The purpose was to determine if alteration related to mineral occurrence, particularly the introduction of potassium in the form of adularia, gives a coherent radiometric signature. Thirty-second measurements were taken at 25 m intervals on the test lines. Results for potassium were considered to be sufficiently correlative with areas of known mineralisation to justify radiometric measurements in the fixed-wing geophysical survey conducted in 2008.

Fixed-Wing Magnetometer and Radiometric Surveys

In 2008 a 9,700 line-km fixed-wing geophysical survey collected magnetic and radiometric data over 1,935 km2 of selected Aquiline controlled mineral tenements in Chubut province. The survey was flown using 200 m line spacing and 2 km tie-lines spacing. The survey consisted of a northern and southern block. The northern block covered 1,670 km2 and was designed to include all of the Cañadón Asfalto Formation on strike with the Navidad Project. The southern survey block covered 265 km2 including a basin containing Cañadón Asfalto Formation sediments. These surveys are helping build ongoing regional exploration activities.

High Resolution Ground Magnetometer Surveys

During the last quarter of 2008 a 2,153 line-km high definition ground magnetometer survey was conducted over the entire Navidad Project area. The survey covered a surface area of 10,750 ha. Five roving magnetometers on 50 m line spacing were used to collect readings at one second

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intervals. Line orientation of the main survey was 030°. Two smaller surveys using 300° line orientations were conducted over the Navidad Trend and Loma de La Plata. Combined, these surveys greatly aided in the definition of boundaries of magnetic rock units and identifying structures that juxtapose rocks of different magnetic susceptibilities.

Ground 200 m Dipole and CSAMT Surveys

During 2008 seven test lines for a total of 53 line-km of deep looking IP and CSAMT were conducted by Quantec over the Navidad Project area. The objective of these surveys was to provide information from depth for both the extension of mineralisation and to better understand the structural architecture of the geology.

12.3.2                                     Geochemical Exploration

A series of orientation geochemical surveys were conducted by Aquiline over known mineralised zones on the Navidad Project in early 2007. These included soil, stream silt and biogeochemical surveys. As a result new sampling protocols were established that markedly improved the geochemical response in both ore and path finder elements. The biogeochemical study provided distinct and complementary information to that of the soil geochemistry. This has led to the protocol of collecting twin biogeochemistry and soil geochemistry samples. The greater sensitivity of the new sampling protocols has allowed the initial phase of sampling to utilize a wider spacing on grids while maintaining good line-to-line correlation.

From the end of 2007 and into 2008 a large combined soil and biogeochemical survey was conducted by Aquiline over the Navidad Project area and the projected on-strike extensions of the zone under Quaternary cover. A total of 3,316 soil and 4,297 biogeochemical samples were collected. Results of the surveys have identified new zones of precious and path finder base metals that are being followed up by reconnaissance drill programs. The geochemical data is also being incorporated into the environmental base line studies.

12.3.3                                     Geological Mapping

Beginning at the end of 2007 Aquiline geologists have conducted a program of remapping and expanding the coverage of geologic mapping of the Navidad district.

Currently 240 km2 are mapped covering the entire Navidad Project and surrounding area. The main objective of this work is to improve the geological understanding of the geology and controls to mineralisation. This is being done by refining the Project stratigraphy and establishing the location, relative sense of movement and timing of the complex structural elements. This work has led to an updated deposit model as discussed in detail under Section 8 of this report.

12.3.4                                     Mineral Resource Estimates

In November 2007, Snowden prepared an updated Mineral Resource estimate for Aquiline for the Barite Hill, Galena Hill, Connector Zone, Navidad Hill, Calcite Hill, Calcite NW, and Loma de La Plata deposits. These resource estimates were updated with additional drillhole

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information and new estimates were prepared for Valle Esperanza in April 2009 (Snowden, 2009). The April 2009 estimates are the current resource estimates for the property.

12.4                                                EXPLORATION BY PAS IN 2010

PAS continued exploration drilling on several open or new targets along the mineralised trends during 2010. Also, infill drilling was done for Loma de La Plata, Valle Esperanza, Barite Hill, Calcite Hill, Calcite NW, the Connector Zone, and Galena Hill during 2010. These infill drillholes also provided new samples for metallurgical analysis. In addition, condemnation and geotechnical drilling was conducted in the various planned facility areas during 2010.  Updates to the resource estimates based on the 2010 drilling results and updated geological interpretations are currently underway. A summary of the 2010 drillhole programme by hole type is shown in Table 12-2.  The summary of drilling performed on the Navidad Project is shown in Table 12-3.  The 2010 drillholes are shown in Figure 12-1.

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Table 12-2: Diamond Drillholes Completed by Pan American Silver in 2010

	Infill / Extension		Metallurgy		Grinding		Geotechnical		Exploration / Condemnation		Hydrology		Total
Deposit	Metres	Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres	Holes
Loma de La Plata	7,313.00	54	—	—	531.00	5	239.00	1	2,405.00	7	—	—	10,488.00	67
Barite Hill	4,821.70	26	—	—	180.60	1	769.50	3	—	—	—	—	5,771.80	30
Galena Hill	10,324.85	75	1,530.65	11	679.20	4	300.00	2	—	—	151.50	1	12,986.20	93
Connector Zone	3,009.30	35	802.60	11	523.10	4	231.50	2	—	—	—	—	4,566.50	52
Navidad Hill	7,147.60	73	1,322.00	16	468.50	7	100.50	1	537.00	3	112.00	1	9,687.60	101
Calcite Hill	12,670.70	95	1,187.60	7	326.90	2	638.50	3	91.00	1	—	—	14,914.70	108
Calcite NW	1,247.00	9	936.00	12	340.50	4	—	—	—	—	—	—	2,523.50	25
Valle Esperanza	11,214.20	53	—	—	—	—	1,696.50	6	1,994.20	4	181.00	1	15,085.90	64
Valle Yanquetru	—	—	—	—	—	—	364.60	6	1,847.80	5	—	—	2,212.40	11
Sector Z	—	—	—	—	—	—	—	—	753.00	3	—	—	753.00	3
Zona 9	—	—	—	—	—	—	—	—	4,045.40	13	—	—	4,045.40	13
Marcasite Hill	—	—	—	—	—	—	—	—	4,429.50	11	—	—	4,429.50	11
Valle de La Plata	—	—	—	—	—	—	—	—	655.00	2	—	—	655.00	2
Alto Valle Esperanza	—	—	—	—	—	—	253.00	6	3,991.00	12	—	—	4,244.00	18
Total	57,748.35	420	5,778.85	57	3,049.80	27	4,593.10	30	20,748.90	61	444.50	3	92,363.50	598

Table 12-3: Summary of Drilling Performed on the Navidad Project

Drilling	Metres Drilled	Drillholes
Drilling Prior to 2010	188,881	950
Drilling Performed in 2010	92,364	598
Total	281,245	1,548

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MINERA ARGENTA
PROYECTO NAVIDAD
Calcita Noroeste
Tren Navidad
Loma Calcita
Loma Navidad
Zona de Conexion
Loma Galena
Loma de la Plata
Tren Argenta
Valle Esperanza
Tren Esperanza
Loma Baritina
Valle Yanquetruz
2510000 mE
2512000 mE
2514000 mE
2516000 mE
2518000 mE
2520000 mE
5306000 mN
5304000 mN
5302000 mN
5300000 mN
N
S
E
W
REFERENCIAS
Sondajes Infill / Extension
Sondajes Condenacion / Exploracion
Sondajes Metalurgia
Sondajes Pruebas de Molienda y Flotacion
Sondajes Geotecnia
Sondajes con ensayos Lugeon
Limite de Recursos (indicados + inferidos)
Caminos
MINERA ARGENTA S.A.
Proyecto Navidad
Provincia de Chubut
Argentina
SONDAJES 2010

Figure 12-1: Plan of Drillholes Completed at the Navidad Project in 2010

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13                                                          DRILLING

Information in this section has been sourced from Snowden (2010). This section has not been updated for the 2010 PAS drilling program as the analysis is not complete.

13.1                                                DIAMOND DRILLING METHODS

All diamond drilling on the Navidad Project undertaken by all operators since the first drillhole in November 2003 has been completed by Boart Longyear Connors Argentina S.A. of Mendoza, Argentina (subsequently taken over by Boart Longyear in 2007). Nearly all holes have been drilled at HQ3 diameter (61 mm) with 3 m long rods, except for rare instances where the drillhole was collared at HQ size diameter and subsequently reduced to NQ diameter down the drillhole and where larger diameter PQ holes were drilled in 2010 to collect metallurgical samples.  Also, a number of geotechnical holes were drilled in the open cut areas to obtain data necessary for the design of the open cut walls.  Drilling conditions were typically good with drilling rates of approximately 120 m per day per machine.

13.2                                                DRILLHOLE COLLAR SURVEYS

Staff geologists set up drill collars in the field by locating the planned collar coordinates with a GPS unit or occasionally by tape measure from a nearby drillhole. The geologist aligns the azimuth of the rig by setting out a row of stakes oriented on the desired azimuth, frequently 030°, with a Brunton compass. The edge of the drill rig, such as the Nodwell track or the outer wall of the mounted housing unit, is aligned with the stakes. Drillhole inclination is set by placing the inclinometer of the Brunton compass directly on the drill rod.

After drilling the hole, collar coordinates are periodically surveyed by a professional contract surveyor using total station methods or more recently with a differential GPS. The survey point of reference is a federal government geocentric reference frame (POSGAR) point. Coordinates are expressed in the Gauss Kruger Zone II system, relative to the Campo Inchauspe datum. Drillhole azimuths at the Navidad Project have historically used a magnetic declination correction of 08°E, but beginning in 2009 drillholes from number NV-949 onwards will use an updated correction of 06.5°E.

13.3                                                DOWNHOLE SURVEYS

A number of different instruments have been employed at the Project to define the drillhole trace down the hole (Table 13-1). Aquiline previously used a system of taking downhole surveys either halfway downhole, or every third of the hole, or every quarter of the hole, depending on hole length. In October 2008, Aquiline implemented a system of standardising downhole surveys every 50 m, and beginning in 2009, in deposits where Mineral Resources have previously been estimated, downhole readings are now taken at 30 m intervals. Currently no downhole survey of the bearing and dip is taken at the collar, but the first measurement is now taken not lower than 10 m below the drill collar. No surveys are taken of vertical holes.

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The average distance between downhole surveys is 84 m, with a maximum distance of 232 m.  Beginning with drillhole 616, survey measurements have averaged 52 m between readings. No serious drillhole deviation problems have been encountered in the drilling to date. Azimuth swing between downhole surveys ranges between 0° and 10°, with lifts of between 0° and 3°.

Table 13-1: Downhole Survey Methods at the Navidad Project

Date	Drillhole numbers	Method
November 2003 to June 2004	1 to 72	Tropari
July 2004 to April 2007	73 to 445	Sperry Sun
April 2007 to present	446 onwards	Reflex EZ-shot

13.4                                                DRILL INTERCEPTS

The following drill intercepts are given for prospects at the Navidad Project which were not included as part of the April 2009 Mineral Resource estimates. Drillholes are planned to intersect mineralisation as close to perpendicular as possible, but they will not always be exact. Therefore downhole intersection thicknesses described below will have a slightly shorter true thickness.

13.4.1                                     Southern Argenta Trend (Yanquetru)

Several holes were drilled in the Yanquetru area to test at depth the Pb mineralisation observed in soil anomalies. Drillhole NV07-409 intersected a zone within the sediments from 106.3 m to 166.3 m that averaged 0.5% Zn over 57 m. From 187.3 m to 193.3 m, the drillhole intercepted 6 m averaging 21 g/t Ag and 0.2% Pb in the rhythmically bedded turbidite-like greywacke below a 7 m thick horizon of latite. This mineralisation is interpreted to represent a lower grade, relatively zinc-rich distal zone of mineralisation lateral to the higher grade core deposits.

13.4.2                                     Marcasite Hill

Marcasite Hill is located at the southeast end of the Navidad Trend as it is presently known, approximately 1 km to the southeast of Barite Hill. It initially attracted attention due to a sharp IP response, and outcrop examination revealed veinlets and breccia with calcite, galena, and marcasite mineralisation, hosted in the upper latite unit. To date Marcasite Hill has been tested by 14 drill holes, NV07-435 through NV07-600, which are located in an irregular area of approximately 850 m by 450 m though the majority of the holes have been drilled in an area measuring 300 m by 200 m. Beneath the latite, sedimentary units are encountered comprised principally of mudstone and lesser sandstones and sandy conglomerates that are similarly mineralised by calcite, galena, and marcasite/pyrite occurring in breccia and veinlets. The most noteworthy hole drilled in this sequence is NV07-596 with an intercept of 104 m at 0.42% Pb, 0.55% Zn, and low grade anomalies in Ag to 12 g/t with an average of 3 g/t Ag.

13.4.3                                     Bajo del Plomo and Filo del Plomo

To date 20 holes have been drilled in the Bajo del Plomo and Filo del Plomo prospects along the Argenta Trend for a strike length of 1,400 m and down dip from the crest for approximately 400 m.  It is believed that the total down-dip extension could be on the order of 600 m or more based

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on the continuation of this mineralisation towards Bajo del Plomo Inferior.  The mineralisation is hosted in the upper latite, with an attitude of azimuth 315º dipping 20° northeast, and along the contact with the overlying sedimentary units where these are preserved. The mineralisation in the latite unit is found as irregular breccia fillings or in veinlets and typically consists of calcite, galena, and lesser barite. In general analytical results report high lead values with low silver. The most significant intercepts are found in hole NV07-486 for 13.15 m at 97 g/t Ag and 7.10% Pb, hole NV07-494 for 12.5 m at 72 g/t Ag and 1.30% Pb, and in hole NV07- 644 for 13.4 m at 40 g/t Ag and 2.53% Pb.

13.4.4                                     Bajo del Plomo Inferior

In this area 26 holes were completed to evaluate the area proposed in the 2008 PA for Loma de La Plata as a site for a future tailings dam, hence this was in large measure a condemnation drilling program. The holes were typically drilled to a depth of 300 m. They frequently terminated in mudstone, but several holes managed to intercept the upper latite unit which in several cases reported mineralisation of the style encountered at Filo del Plomo.

Condemnation drilling was also performed in the future plant site and non-economic material storage sites, with some mineralisation being intersected in some zones, but nothing that indicated any significant zones of economic material.  Some further condemnation drilling may be warranted in some of these areas to complete the condemnation program.

13.4.5                                     Sector Z and Valle La Plata

Sector Z is a hilly and structurally complex area at the northwest extreme of the Argenta Trend; to date it has been tested with 11 drill holes in two sub-areas. At Valle La Plata, between the Loma de La Plata deposit and Sector Z, seven holes have been drilled with generally wide spacing of 200 m to 300 m between collars. To date neither zone has demonstrated continuous significant mineralisation though several individual intercepts have been noteworthy. The most significant intercepts in Sector Z include hole NV08- 670 for 14.70 m at 73 g/t Ag and 0.34% Pb, hole NV08-742 for 10.97 m at 47 g/t Ag and 0.24% Pb.

The majority of the holes drilled in the Valle La Plata zone have cut short intervals with anomalous to moderately significant Ag mineralisation in the upper latite unit. The most noteworthy intercepts include hole NV08-751 for 6.82 m at 105 g/t Ag and 0% Pb and hole NV08-760 for 4.0 m at 80 g/t Ag and 0% Pb.

14                                                          SAMPLING METHOD AND APPROACH

The sampling method at the Navidad Project has followed similar protocols for the life of the Project.  This section has been sourced from Snowden (2009) and updated for the PAS 2010 drilling program.

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14.1                                                CORE LOGGING

PAS has followed the existing sampling methodology for diamond drill core sampling at Navidad since acquiring the Project, with a few refinements. Approximately five staff geologists are responsible for logging drill core, which takes place at the core logging facilities in Gastre.

Drill core is stored and well-maintained in wooden core boxes with a nominal capacity of approximately 3 m. The drillhole number, box number, and downhole interval are marked in felt tip marker on the side of the box. Wooden downhole core depth markers are placed in the core box by the driller indicating the drillhole number and end of run depth.

Staff geologists log the drill core in detail using standardized logging sheets on handheld computers for: lithology; alteration type, style, and intensity; mineralisation type, style, and intensity; and structural information. The entire drillhole is photographed prior to cutting. Geotechnical information including drill core recovery, RQD, weathering, texture, fracture frequency, type, roughness, infill, shape and angle, hardness, and other notes are recorded on a drill-run basis.

14.2                                                SAMPLING

The drill core is transported from the drill rig to the Gastre facilities by Minera Argenta employees in core boxes.  Each sample interval is indicated by marking the sample interval on the core box with a yellow paint marker and by stapling a waterproof sample number tag on the core box.  Samples are taken continuously downhole and supervised by a Minera Argenta (MASA) geologist.

After describing the geology, the geologist is in charge of defining what was sampled and the length of every core sample.  In general, the entire drill core is cut in half with a diamond-bladed core saw, using recycled water decanted from a settling tank. Then, one half is sent for geochemical analysis and the other half remains in the core boxes for future reference.

Samples are collected by staff, placed into a previously numbered plastic bag along with a two-ticket sample number tag indicating the sample depth interval, with the sample number corresponding to the tag stapled to the core box. A third ticket is placed in the core box.  A fourth ticket remains in the sample ticket book (heel) with a record of the hole number, date, geologist, metres from and metres up to of every sample.  Every ticket has printed on it the sample number and the MASA logo.

The plastic sample bag and tag are then sealed with two warranty seal ties embossed with the sample number. The first is an ordinary warranty seal to seal the bag and the second is a warranty seal embossed with the seal number and MASA’s name.

The ties are placed across the neck of the bag and are numbered in accordance with the number of samples in such a way that it is possible to ensure that the bag was not opened and that the sample was not altered in the distance between the core shed and the laboratory. The laboratory controls the numbered bindings and how they correspond to the samples.  They will report if the

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warranty seal is broken, or if a sample is lacking the warranty seal, etc. so that the chain of custody can be assured.

Several sample bags are then placed into larger poly-woven plastic bags and weighed.  The samples are recorded in duplicate.  One record is sent to the laboratory and the copy is kept in Gastre’s offices for future reference and to support chain of custody verification at any time.

Alex Stewart processes the samples in a preparation room installed at the Project site to obtain 250 g envelopes of pulverized sample. As soon as the samples are processed, they are sent to Alex Stewart in Mendoza for geochemical analysis. If necessary and if instructed by Minera Argenta, Alex Stewart would send core samples without processing to Mendoza.

Alex Stewart is responsible for the custody of the samples from after receiving them from PAS.

The remaining drill core is stored under cover at the PAS core storage facilities in Gastre and Gan Gan.  Since March 2010, the remaining drill core is stored at the PAS core storage facilities in La Rosada.

14.3                                                DENSITY DETERMINATIONS

Density determinations are made on a box by box basis for the entire drillhole. Technicians record the downhole interval marked on the box and the length of the sample contained within the box to obtain the recovery percentage. The volume of the sample is calculated by multiplying the core diameter (6.1 cm) by the recovered core length. The density is then calculated by weighing the core box, subtracting the weight of the wooden core box (previously set at 3,580 g, but now set at the average weight of each new shipment of boxes), and dividing by the volume of the recovered sample.

Boxes with more than 15% core loss are excluded from the database. There are a number of potential sources of error when determining density values using this method, including the accuracy of the scale in use, the accuracy of the drill core recovery estimation, using a set weight for a wooden core box, and the crossing of lithological and/or mineralisation boundaries within the core box. Snowden (2007, 2009 and 2010) made recommendations for more reliable methods for determining density values.

Since October 2008 drillholes numbered NV08-876 and above have had their density determined using the water displacement method, in addition to the box method. Older drillholes under examination have also had density determinations made using the water displacement method. An approximately 20 cm long piece of competent core is selected, quartered with a saw, washed, and dried on a hot plate for between five and ten minutes. The weight of the dry sample is recorded, and the sample is suspended on a length of string and completely submerged into a 1,000 ml capacity cylinder containing 600 ml of water. The displaced water volume is recorded, and the density is calculated by dividing the volume of the displaced water by the weight of the dry sample.

Since September 2010, drillholes numbered NV10-1499 and above have had their density determined using the weight differential method.

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The sample protocol is defined as a maximum of one sample every 15 m in unmineralised rock and one sample every 5 m in the mineralised zones.  These intervals can be modified based on rock quality, lithology and the width of the intersection.

An approximately 15-20 cm long piece of core is selected (representative of the entire sample), quartered with a saw, washed, and dried in an electrical oven for between five and ten minutes and then the sample is sealed with plastic cling film.  The weight of the dry sample is recorded, and the sample is suspended on a length of string and completely submerged into a 1,000 ml capacity cylinder containing 600 ml of water. The weight of the sample suspended is recorded, and the density is calculated by dividing the weight of the dry sample by the volume calculated by the difference between weight dry and weight of the sample suspended divided by water density.

Density = mass (weight in the air) / volume

Volume = (weight dry — weight of the simple suspended) / water density

14.4                                                QP STATEMENT ON SAMPLING METHODS

PAS are of the opinion that drillhole logging and sampling procedures at the Project are reliable and that samples are representative. There is no indication that the sampling protocol could result in sample grade biases. Improvements to sampling methods could be made by determining the density of drill core prior to splitting with the diamond saw to eliminate precision errors associated with small sample weights. Further, to prevent the risk of cross-contamination, the practice of using recycled water during core cutting should be discontinued, and cut samples should be rinsed prior to placing in the sample bag.

15                                                          SAMPLE PREPARATION, ANALYSIS AND SECURITY

Information in this section has been sourced from Snowden (2010).

15.1                                                SAMPLE PREPARATION, ANALYSES, AND SECURITY

15.1.1                                     Laboratory

All diamond drill core samples at the Navidad Project have been analyzed by Alex Stewart in Mendoza.  Alex Stewart is ISO 9001:2000 accredited for the preparation and chemical analysis of mining exploration samples. On two separate occasions in 2003 and 2007, Smee and Associates Consulting Ltd. (Smee) conducted a laboratory inspection and considered the laboratory to conform to industry best practice methods for analysis (Smee, 2003 and Smee, 2007).

15.1.2                                     Sample Preparation

Upon receipt of the sample submission, each sample bag is weighed and the entire sample is removed from the bag and placed in a drying pan. Samples are dried at 70°C for up to 40 hours.

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After drying, the entire sample is removed from the drying pan and jaw crushed to #10 mesh to reduce its fragment size so that 95% of the sample is less than 2 mm in size (which is monitored by subsequent screen tests). The entire sample is passed through a riffle splitter several times before a final split of 1.2 kg is collected.

At this point a 1.2 kg duplicate of the coarse reject is collected randomly from each analytical batch. This coarse reject duplicate is subsequently re-numbered as the original sample number with the suffix “DC” and then treated as a normal sample. The residual coarse reject is stored.

The sample is then pulverized ensuring that at least 80% of the material is less than 75 µm in size (80% passing through #200 mesh, also monitored by screen tests). A representative 250 g split of the sample pulp is taken as the sample and pulp duplicates are routinely collected by the laboratory and assayed as part of their analytical quality control measures. The remaining pulp reject (approximately 950 g) is stored for future reference.

The crusher and pulverizer are cleaned with barren quartz between each sample.

Results of this have shown no major issues.

15.1.3                                     QP Statement of Navidad Quality Control Samples

Snowden (2010) and PAS consider the results of the standard, blank, and field duplicate samples submitted for the Navidad Project and used in the April 2009 Mineral Resource estimates to be of industry standard and do not indicate any significant source of bias, cross contamination, or inaccuracy.

16                                                          DATA VERIFICATION

Information in this section has been updated from Snowden (Snowden, 2010).

16.1                                                FIELD AND LABORATORY QUALITY CONTROL DATA REVIEWS

In June 2003, Smee and Associates Consulting Ltd. (Smee) was engaged to audit the laboratories of Alex Stewart in Mendoza and ALS Chemex laboratories of Coquimbo and Santiago, Chile, and to make recommendations as to the suitability of the methods used by these laboratories for the high grade samples expected to be submitted from the Navidad Project (Smee, 2003). The work involved a formal audit of the Alex Stewart laboratory in Mendoza, a visit to the ALS Chemex laboratory in Santiago, and a formal audit of the ALS Chemex laboratory at Coquimbo. Smee concluded that both laboratories were capable of meeting the required standards, but there would be some operational and turn around differences between the two options.

In April 2005, Smee conducted a review of the 2004 Navidad QA/QC data and an audit of the procedures used at the Alex Stewart laboratory in Mendoza, Argentina (Smee, 2005a). No site visit was undertaken. Smee considered the laboratory facilities in Mendoza to comply with industry best practice methods for analysis, and that the QA/QC Project data as at April 2005 was accurate, precise, free from contamination, and suitable for inclusion in Mineral Resource estimates. Smee recommended improvements in: managing QA/QC data; capturing and

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analyzing the Alex Stewart internal QA/QC data; initiating a plan of action for identifying QA/QC failures and the corrective action required; improvements to diamond drill core cutting (orienting core and marking a cutting line); and taking half core samples for duplicates rather than quarter core samples.

In December 2005, Smee conducted a review of the 2004 and 2005 QC data and made recommendations as to the suitability of the analytical data to be included in Mineral Resources estimations (Smee, 2005b). No site visit was undertaken. Smee considered the laboratory facilities in Mendoza were performing the analyses using industry accepted procedures and quality control protocols, and that the QA/QC Project data as at December 2005 was accurate, precise, free from contamination, and suitable for use in resource estimations. Smee recommended the purchase of a commercial software database to assist the capture of the analytical and quality control data.

In February 2008, Smee visited the Project and conducted a review of the Navidad QA/QC data and procedures (Smee, 2008). Smee recommended improvements for the data compilation and in managing the QA/QC data: to build a table of failures to document the course of action taken to correct or accept the failures; to document and describe the nature of the inserted blank and to determine the background values of the blank samples in order to establish a more precise warning limit. Smee calculated the sampling precision for some of the Project deposits that showed that most areas have an overall sampling precision of nearly ±20%, which is expected for this style of mineralisation. Smee indicated that Calcite Hill mineralisation has a precision of ±30% which is considered to be high for this style of mineralisation and recommended investigating the source of this variation. It was recommended that the corresponding lithology symbol be attached to the duplicate samples to determine which lithology has the poorest precision. These recommendations were subsequently implemented by Aquiline.

16.2                                                QP SITE VISITS

Ms. De Mark conducted a site inspection of the Navidad Property from 10 September to 13 September 2007 and from 28 April to 30 April 2009. Ms. De Mark was involved in discussions with key Aquiline personnel and undertook the following activities:

•                  Reviewed geological plans and cross sections.

•                  Reviewed selected diamond drillhole logs and diamond drill core intersections.

•                  Reviewed diamond drill core logging, cutting, and sampling procedures.

•                  Selected mineralised intersections for independent analyses.

•                  Confirmed the coordinates of selected diamond drillhole collars by GPS.

•                  Inspected Aquiline’s two operating diamond drilling rigs during the 2007 site visit. No diamond drill rigs were in operation at the time of Ms. De Mark’s 2009 visit.

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Mr. Steinmann visited the Navidad Project site in January 13 — 15, April 21 — 23, May 3 -4, and October 21 — 23, all in 2010. During these four visits, Mr. Steinmann undertook the following activities:

•                  Reviewed mining claim holdings.

•                  Reviewed geological plans and cross sections.

•                  Reviewed diamond drill core logging, cutting, and sampling procedures.

•                  Reviewed the on-site sample preparation laboratory and laboratory procedures.

16.2.1                                     QP Review and Sampling of Mineralized Intersections

Ms. De Mark examined mineralised intersections in 49 drillholes from the Barite Hill, Galena Hill, Connector Zone, Navidad Hill, Calcite Hill, Calcite NW, Loma de La Plata and Valle Esperanza deposits in 2007 and 2009. A number of the mineralised intersections selected by Ms. De Mark for review in 2009 were no longer available, as the drill core had been used for metallurgical testing.  No discrepancies were noted.

In 2007, Ms. De Mark confirmed the presence of diamond drill core for the Project, which is stored under cover at the Aquiline drill core storage facilities in Gastre. Further, she collected 30 quarter core duplicate samples from 25 drillholes, and confirmed the presence of visible Ag mineralisation in drillhole NV07-442 (which returned assays of 22,818 g/t Ag from 223.55 m to 224.05 m downhole).

Ms. De Mark is of the opinion that the results of the independent samples selected in 2007 and 2009 are acceptable for duplicate samples of the style of mineralisation concerned.

16.2.2                                     QP Review of Drillhole Collar Locations

Ms. De Mark visited 30 drillhole collars in 2007 and 2009, and measured the drillhole collar coordinates with a handheld GPS unit. No discrepancies were noted in the coordinates beyond the accuracy of the hand held GPS.

16.2.3                                     QP Review of Original Assay Certificates

In 2007 and 2009, Ms. De Mark obtained original assay certificates for comparison against the database. Original assay certificates were emailed directly to Ms. De Mark from the Alex Stewart Mendoza laboratory. 89 certificates for 4,827 assays were reviewed and no discrepancies were noted.

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17                                                          ADJACENT PROPERTIES

There are no relevant adjacent property issues that require description.

18                                                          MINERAL PROCESSING AND METALLURGICAL TESTING

18.1                                                INTRODUCTION

Information disclosed in this section comprises testwork undertaken by PAS in 2010 and builds upon the information gained from testwork which has been conducted on the Navidad Project since 2005 and disclosed in previous Technical Reports (Snowden, 2010).

As most of the metallurgical testing has been done at G&T lab in Kamloops, British Columbia, Canada, PAS elected to continue testing at G&T (G&T 2010a to 2010g). Metallurgical flotation testwork has recently been completed for Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, and Loma de Lla Plata. Testwork at Calcite NW and Valle Esperanza was completed in 2009 and disclosed in Snowden (2010), and has been considered for the summaries and conclusions presented in this Technical Report.

Bench scale testing was done during 2010 on six Barite Hill samples, 34 Galena Hill samples, five Calcite Hill, 28 Navidad Hill samples, 17 Connector Zone samples, and three Loma de La Plata samples (including a pilot run) generated from new metallurgical drill holes in all of the deposits. Settling, filtering and rheology testing were performed on the Loma de La Plata pilot plant residues. In addition, one master composite (nine core intervals) from the high pyrite zone in the Galena Hill cut was tested and concentrate and tailings residues recovered and sent for geochemical characterization.

The samples tested both as deposit composites and individual variability samples and are considered to fairly represent the deposits. Details of the individual samples used to make up composites are described in the individual test reports. Drill hole collar locations for metallurgical test samples are shown in Figure 18-1 to Figure 18-8.

Mineralogical studies were undertaken by Amtel (Amtel, 2010) on three ore samples from Loma de La Plata, Navidad Hill, and Galena Hill.

Grinding testwork was completed by SGS (SGS, 2010) on seven composites for a full suite of comminution tests as well as on 26 individual samples for some selected tests.

Variability testwork was completed at Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, and Loma de La Plata by G&T (G&T 2010a to 2010g).

Testwork completed to date has confirmed that the material tested responds well to flotation with acceptable recoveries and concentrate grades. A simple crushing, grinding and single product flotation concentrator is planned. The plant is being designed to handle two basic ore types: copper-silver and lead-silver. The ore will be campaigned individually through the plant.

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MINERA ARGENTA S. A.
CALCITE HILL
PROGRAMA HQ
Febrero 2010
N
CH_MET-01
CH_MET-02
CH_MET-03
CH_MET-04
CH_MET-05
CH_MET-06
CH_MET-07
5305100 m
5305000 m
5304900 m
5304800 m
5304700 m
5304600 m
5304500 m
2513700 m
2513800 m
2513900 m
2514000 m
2514100 m
2514200 m
2514300 m
2514400 m
2514500 m
2514600 m
49000E
49050E
49100E
49150E
49162.5E
49200E
49225E
49250E
49275E
49300E
49325E
49350E
49400E

Figure 18-1: Calcite Hill Metallurgical Test Sample Locations

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N
5304700 m
5304600 m
5304500 m
5304400 m
5304300 m
5304200 m
2514300 m
2514400 m
2514500 m
2514600 m
2514700 m
2514800 m
2514900 m
2515000 m
NH_MET-01
NH_MET-02
NH_MET-03
NH_MET-04
NH_MET-05
NH_MET-06
NH_MET-07
NH_MET-08
NH_MET-09
NH_MET-10
NH_MET-11
NH_MET-12
NH_MET-13
NH_MET-14
NH_MET-15
NH_MET-16
MINERA ARGENTA S. A.
NAVIDAD HILL
PROGRAMA HO
y programados por
Trevor

Figure 18-2: Navidad Hill Metallurgical Test Sample Locations

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N
MINERA ARGENTA S. A.
BARITE HILL
Vista General
Pozos y Secciones

Figure 18-3: Barite Hill Metallurgical Test Sample Locations

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N
5304000 m
5303800 m
5303600 m
5303400 m
5303200 m
2515000 m
2515200 m
2515400 m
2515600 m
2515800 m
2516000 m
2516200 m
2516400 m
GH_MET-01
GH_MET-02
GH_MET-03
GH_MET-04
GH_MET-05
GH_MET-06
GH_MET-07
GH_MET-08
GH_MET-09
GH_MET-10
GH_MET-11
MINERA ARGENTA S. A.
GALENA HILL
PROGRAMA HO
Febrero 2010

Figure 18-4: Galena Hill Metallurgical Test Sample Locations

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N
MINERA ARGENTA S. A.
CONNECTOR ZONE
PROGRAMA HQ
Febrero 2010
CNZ_MET-01
CNZ_MET-02
CNZ_MET-03
CNZ_MET-04
CNZ_MET-05
CNZ_MET-06
CNZ_MET-07
CNZ_MET-08
CNZ_MET-09
CNZ_MET-10
5304500 m
5304400 m
5304300 m
5304200 m
5304100 m
5304000 m
5303900 m

Figure 18-5: Connector Zone Metallurgical Test Sample Locations

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N
5306000 m
5305750 m
5305500 m
5305250 m
5305000 m
5304750 m
2512500 m
2512750 m
2513000 m
2513250 m
2513500 m
2513750 m
2514000 m
CNW_MET-12
CNW_MET-11
CNW_MET-09
CNW_MET-10
CNW_MET-08
CNW_MET-07
CNW_MET-06
CNW_MET-05
CNW_MET-04
CNW_MET-03
CNW_MET-02
CNW_MET-01
MINERA ARGENTA S. A.
CALCITE NW
PROGRAMA HQ
Febrero 2010

Figure 18-6: Calcite NW Metallurgical Test Sample Locations

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MINERA ARGENTA
PROYECTO NAVIDAD
N
2514500 mE
2515000 mE
2515500 mE
2516000 mE
5303500 mN
5303000 mN
Fase-1
Objective 1
Objective 2
MINERA ARGENTA S. A.
VALLE ESPERANZA
DRILL PROGRAM
FASE-1

Figure 18-7: Valle Esperanza Metallurgical Test Sample Locations

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LOMA DE LA PLATA
Drill Holes for Met_ Samples Locations
N
NV08-765
NV07-627
NV08-724
NV08-656
NV07-609
NV08-725
NV08-782
NV07-621
NV07-620
NV08-807
NV08-710
NV08-676
NV08-794
NV08-779
NV08-798
NV08-713
NV08-714
NV08-777
NV08-681
NV08-792
NV08-732
NV08-733
2511200
2511300
2511400
2511500
2511600
2511700
2511800
2511900
2512000
2512100
2512200
2512300
2512400
2512500
5303700
5303600
5303500
5303400
5303300
5303200
5303100
5303000
5302900
5302800

Figure 18-8: Loma de La Plata Metallurgical Test Sample Locations

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18.2                                                MINERALOGY

Amtel (2010) undertook a study to determine the silver development in the Navidad ore types based on three ore composites from Loma de La Plata, Navidad Hill, and Galena Hill. Silver was found in the form of native silver, silver minerals, and solid solution silver in pyrite, galena, and chalcocite. This section contains Amtel’s conclusions. The principal mineral is acanthite followed by native silver, silver sulphosalts and silver halites. The occurrence of silver was determined on a qualitative basis in three Navidad ore composite samples. Each of the three deposits have distinct silver mineralogies:

•                  Loma de La Plata (Deep)

The principal silver mineral is acanthite. Silver recovery by flotation is estimated at 72% compared to 83% by cyanide leaching. Silver extraction is limited by locking (15%) and refractoriness (2%).

•                  Navidad Hill

Silver minerals account for 73% of the silver assay. The principal silver mineral is acanthite (50% of the silver assay). Silver mineral inclusions liberate from composite particles at two grinds, 90 µ and 30 µ. Silver recovery by flotation is estimated at 45% primarily due to liberation. Silver extraction is limited to 60% by the significant amount of submicron silver (27%) and locking of coarser silver inclusions (13%).

•                  Galena Hill

The deportment of silver in this composite is very distinct in that no discrete silver minerals were observed. The sole form of silver in this sample is solid solution silver hosted primarily in pyrite.

The Loma de La Plata and Navidad Hill composite are more alike, with the difference between them being primarily the silver sulphide grind size, hence liberation and secondarily the silver mineral oxidation.

The Galena Hill (high pyrite) composite is distinct in that all the silver is submicroscopic, but contained almost exclusively in pyrite which liberates at a reasonable grind fineness (P80=120 µ).

Based on the silver deportment data alone, it appears that the ores represented by the Loma de La Plata and Navidad Hill composites would be better suited for cyanide leaching. The ore represented by the high pyrite/high galena composite is better suited for bulk sulphide flotation at a relatively coarse grind followed by ultra-fine grinding intensive cyanidation.  However, no cyanide leaching has been planned for the processing of ore at the Navidad Project.

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18.3                                                FLOTATION AND RECOVERY TESTWORK

In general, the recoveries vary by deposit and also within each deposit. Table 18-1 and Table 18-2) indicate the averages from the block model mined ore tonnes using the developed recovery matrix.

Table 18-1: Average Navidad Recoveries and Grades for Copper-Silver

Ag-Cu Ore	Ag	Cu	Pb
Mine Head Grades	163.5 g/t	0.066%	0.131%
Flotation Recovery	77.76%	51.93%	56.55%
Concentrate Grade	36,696 g/t	10.09%	21.85%

Table 18-2: Average Navidad Recoveries and Grades for Lead-Silver

Ag-Pb Ore	Ag	Cu	Pb
Mine Head Grade	150.454 g/t	0.036%	2.255%
Flotation Recovery	33.58%	32.60%	76.57%
Concentrate Grade	1,736 g/t	0.400%	59.43%

The flotation testwork completed at the Navidad Property has followed a typical development route. For each sample (or composite) a series of batch kinetic rougher tests and usually a few batch cleaner tests were completed. For the larger composites an additional locked cycle test was also completed. The batch kinetic tests examined the usual effects of grind size, and flotation chemistry. From the selected batch test grind and chemistry performance, a batch cleaning test was completed to yield a cleaner concentrate. Often the effect of rougher concentrate regrinding size was examined. The number of batch cleaning stages varied, usually limited by the available rougher concentrate mass. The final test in many series was the locked cycle test, using the process variables identified in the preceding batch rougher and cleaning testwork. Typically one locked cycle test was completed for each major composite.

Information from this ongoing and past testwork was used by M3 process engineers to develop process flowsheets, material balance, process design criteria and an equipment list.

Additional testing is planned for some of the deposits in the next phase of the Project. Tests to optimize the grind size, regrind size, number of cleaner stages, and reagent suite and consumption are planned. In addition, concentrate, settling, and filtration tests for the lead ore are planned. Tests for alternate treatment of concentrate are also being considered.

18.4                                                GRINDING TESTWORK

Grinding testwork was completed by SGS (SGS, 2010). Seven composites were tested for a full battery of comminution tests while 26 individual drill samples were selected from some tests.  Table 18-3 shows the results of the SGS testwork.

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Table 18-3: SGS Grinding Testwork Results

Indicator	Range of Values	Average Value
Abrasion Index	0.0021 – 0.3333	0.09719
Crushing Work Index	6.0 – 22.6	12.2
Rod Mill Work Index	11.5 – 20.3	15.2
Ball Mill Work Index	7.0 – 20.5	14.3
JK Factors
A	46.30 – 72.7	54.8
b	0.40 – 3.21	1.23
A x b	29.1 – 150.2	64.4
ta	0.37 – 1.47	0.84
SMC Factors
DWi	2.02 – 7.77	4.78
A	49.6 – 74.3	63.3
b	0.45 – 2.2	0.95
A x b	32.4 – 145.6	59.4
SG	2.17 – 2.67	2.42
ta	0.33 – 1.50	0.64

18.5                                                VARIABILITY TESTWORK AND RESULTS

Much of the testwork has been completed by deposit to demonstrate global metallurgical performance.

In a general sense there exist three styles of metallurgical performance:

1)             Ores with low lead content that produce a high grade silver concentrate (an example is Loma de La Plata);

2)             Ores with higher lead content that produce a lead concentrate with lower silver grades (an example is Calcite Hill); and

3)             The unique high pyrite zone centered in Galena Hill that produces a lead concentrate, but with low silver recovery (silver remains contained in non-recovered pyrite).

A metallurgical program in 2010 conducted by G&T (G&T 2010a to 2010g) was specifically designed to assess metallurgical response variability of either single drill holes or limited composite samples. Laboratory test conditions were identical using the planned plant flowsheet (including grind size, flotation conditions, etc.).  Samples by deposit (Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, and Loma de La Plata) and by ore type were tested and are considered to reasonably represent the deposits.

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Standard open circuit rougher kinetic and batch cleaner flowsheets and test conditions were established (based on prior G&T testwork) for the variability test work.  Results of the variability testing are as follows:

Table 18-4: Summary of 2010 Test Data

	Head Grade		% Recovery (open circuit cleaner)		Concentrate Grade
	g/t	%	%	%	g/t	%
Deposit	Ag	Pb	Ag	Pb	Ag	Pb
Loma Pilot Plant	351	0.18	80	59	46185	17.8
Barite Hill	20-225	0.12-2.0	30-70	50-80	100-20,000	15-80
Galena Hill low grade	20-60	1.0-2.0	10	80-85	100 – 300	70
Galena Hill Pyrite comp	204	5.95	25	80	570	59
Calcite Hill variability	100 – 332	0.13-5.0	80-95	35-88	30,000-60,000	10-75
Navidad Hill variability	10-6,000	0.1-14.0	15-83	0-85	1000-200,000	1-70
Galena Hill variability	56-1682	0.08-6.10	23-87	2-92	700-53,000	2-58
Connector Zone variability	11-806	0.06-1.47	12-87	1-77	500-69,000	0.5-58

18.5.1                                 Loma de La Plata Variability Testwork and Results

The G&T KM2592 bench scale and pilot plant testing was performed on three samples from the Loma de La Plata deposit. Samples tested were the Shallow, Deep, and Pilot Plant (PP) composite 1.

The main objective of the bench scale test program was to optimize the primary grind size and determine the benefit of including a gravity recovery step ahead of flotation in the flowsheet. In addition, a pilot plant was run to confirm design parameters on a larger scale with recirculation of tailings streams. Concentrate and tailing samples produced in the pilot run would be used to determine solids-liquid (filtration/thickening) for equipment sizing.

The bench scale flotation program consisted of open circuit rougher kinetic, batch open circuit cleaner, and locked cycle testing. Open circuit tests were used to establish primary grind size and to establish the cleaner circuit grade recovery curve. A single locked cycle test was carried out on the PP composite 1.

Silver recoveries to the cumulative rougher concentrate were 80 to 90% with 3 to 4 % mass pull. Silver recoveries were relatively insensitive to the grind sizes tested. Lead recovery for the shallow composite was 30% and 80% for the Deep composite. Copper and lead grades in the rougher concentrate were 1% for the shallow composite and 2-3% for the Deep composite. Silver concentrate grade from a single open circuit cleaner test on each composite was 50,000 g/t Ag, with 70% to 80% of the feed silver recovered. Tests evaluating gravity concentration ahead of

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open circuit flotation were inconclusive.  Results from the bench scale tests were used to confirm parameters for the pilot plant run.

During the pilot plant run, on average, 85% of the feed silver was recovered into the flotation and gravity concentrates. Silver metallurgical performance in the pilot plant approached the metallurgical performance in the single locked cycle test. The average grade of silver in the pilot plant flotation concentrate was 47,000 g/t Ag.

Filtration tests on the concentrate indicated the potential for final concentrate moisture of about 10%. The transportable moisture limit was reported at 13.8%.

Solids-liquid separation tests on both the concentrate and tailings sample produced good underflow densities but the tailing required very high flocculant doses.

Minor element determinations were performed on the final bulk concentrates produced. Cadmium and cobalt were elevated in the final concentrate sample.

The metallurgical test work conducted on the samples from the Loma de La Plata cut confirmed that high silver recoveries can be achieved to a high grade concentrate that will be commercially valuable for its silver and copper content. The detailed results were used to develop algorithms that have been used to calculate the estimated metal production and hence the predicted value of the Loma de La Plata deposit.

18.5.2                                 Barite Hill and Galena Hill Variability Testwork and Results

The G&T KM2593 variability testwork was carried out on new geo-metallurgical composites that were made up from half-core composites from the Barite Hill and Galena Hill deposit. The composite selection process included calculated silver equivalents, modeled cut-off grade, and the need for multiple hole intervals. Typically each composite was from six drill holes. Six composites were created for Barite Hill, three from the upper lead zone and three from the lower silver-lead zone. Three composites were produced for Galena Hill testing from the low-pyrite zone of the deposit. The samples for this test program were selected on the basis of the silver to lead ratio. The purpose was to fill in metallurgical data along a broader range of silver to lead ratios in the feed, as the ratios were not previously tested.

To determine the primary grind size that provides the most efficient recovery of lead and silver into a bulk concentrate, kinetic rougher flotation tests were performed at three sizes (75, 100, and 150 µm). As the primary grind size was coarsened, recovery of both lead and silver dropped slightly for some samples. Other samples had little sensitivity to grind size.

In the open circuit variability tests lead recovery varied between 50% to 85% into the final concentrate. Lead grades varied between 15 to 80% Pb. Silver recovery varied between 10% to 70% into the final concentrate. Silver grades varied between 100 to greater than 20,000 g/t Ag. Silver recoveries and grades were uniformly low for the Galena Hill composites. Previous testing indicated that silver in the Galena Hill samples is locked with the pyrite and therefore difficult to recover.  The 2010 test program confirmed this.

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A single preliminary open circuit test was conducted on a Barite Hill composite to assess the potential for a copper-lead separation from the bulk concentrate produced by flotation. The test was not successful.

Arsenic and antimony concentrations in the feed have the potential to result in high arsenic and antimony concentrations in the final bulk concentrate.  Estimates for the arsenic and antimony grades in the concentrate have been made in order to estimate the smelter charges that will apply to process the concentrate. Zinc concentrations in the Barite Hill samples ranged from 0.05 to 0.39% Zn and have the potential to dilute the lead concentrate depending on flotation conditions. Approximately 30% of the feed lead in two of the Barite Hill samples was reported as lead oxide which may impact lead flotation recovery.

Two composites were generated from drill sample rejects (from 2008 drilling) for the general area ‘Bajo de la Plomo-Filo de Plomo-Tailings Dam’. These composites were assayed but not tested metallurgically.

The metallurgical test work confirmed that concentrates can be produced from the Barite Hill deposit and the low-pyrite portion of the Galena Hill deposit that will be commercially valuable for their silver and copper or lead and silver contents. The detailed results were used to develop algorithms that have been used to calculate the estimated metal production and hence the predicted value of the Barite Hill deposit and the low-pyrite portion of the Galena Hill deposit.

18.5.3                                 Galena Hill High Pyrite Zone Variability Testwork and Results

The G&T KM2617 variability testwork was carried out on samples extracted from a high pyrite zone at Galena Hill. The main objective of the test program was to produce concentrate and tailing samples for environmental testing. Nine core intervals were used to create one master composite. Lead assays in the nine intervals ranged from 1.5 to 17.5% Pb, silver grades ranged from 50 to 900 g/t Ag, copper ranged from 0.01 to 0.08% Cu and zinc ranged from 0.3 to 1.5% Zn. Arsenic and antimony concentrations in the composite have the potential to produce high arsenic and antimony concentrations in the final bulk concentrate, depending on product and upgrade ratios for each. Approximately 15% of the feed lead in the composite was reported as lead oxide.

Approximately 80% of the feed lead was recovered into the lead concentrate assaying 59% Pb. The lead concentrate also assayed 7% Zn although no provision was made to recover or depress zinc in this test program. Silver recovery to the lead concentrate was about 25% with a silver grade of 570 g/t Ag. Lead rougher tail was floated to make a pyrite concentrate. Silver recovery to the pyrite concentrate was 60% with a grade of 1,200 g/t Ag.

18.5.4                                 Galena Hill Variability Testwork and Results

The G&T KM2662 variability testwork was carried out on 31 discrete variability samples made up from composites from outside the main zone of the Galena Hill deposit. Lead, copper, and zinc were present in each sample. Lead content in the feed ore ranged from 0.08 to 6.1% Pb. Copper content in the feed ore ranged from 0.01 to 0.15% Cu. Zinc content in the feed ore

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ranged from 0.05 to 0.6% Zn. The main silver minerals observed were native silver and acanthite/argentite. Lead oxide (cerussite) was observed in some of the samples. The samples had a variable but significant degree of oxidation which appeared to control the metallurgical performance.

In general, lead was poorly recovered to the final bulk concentrate in open circuit cleaner tests averaging only 21%. Lead grades in the final concentrate averaged 19% Pb. Silver recovery to the final bulk concentrate was variable and silver grade averaged 25,000 g/t Ag. On average 34% of the feed copper was recovered in the rougher concentrate. Copper grade in the final concentrate ranged from 1 to 29% Cu.

Minor element determinations were performed on the final bulk concentrates produced. Arsenic, antimony, cadmium, and mercury were elevated in some of the concentrates.

18.5.5                                 Calcite Hill Testwork and Results

The G&T KM2628 variability testwork was carried out on five composites made up from individual intervals of half core from the Calcite Hill deposit. Zinc content in the feed ore was generally low at approximately 0.03% Zn with one composite at 0.21% Zn. Copper content in the feed ore ranged from 0.06 to 0.2% Cu. The mode of occurrence of silver minerals was variable across the samples. Two of the five samples had between 35 and 45% of the silver present as native silver while the remaining three samples had no native silver observed. Galena was the dominant sulphide mineral in three of the samples while in the other two chalcopyrite was dominant.

For each of the five composites tested, a kinetic rougher test was carried out with and without a gravity pre-concentration step ahead of flotation. Gravity pre-concentration was tested using a Knelson batch concentrator. A comparison of silver assays in the rougher tailing indicates a potential benefit with gravity concentrate for samples with the highest silver feed grades.

Minor element determinations were performed on the final bulk concentrates produced. Arsenic, cadmium, and mercury were elevated in some of the concentrates.

18.5.6                                 Navidad Hill Variability Testwork and Results

The G&T KM2629 variability testwork was carried out on 28 discrete variability samples made up from composites from the Navidad Hill deposit. Lead, copper, and zinc were present in each sample. Lead content in the feed ore ranged from 0.1 to 14% Pb. Copper content in the feed ore ranged from 0.02 to 2.8% Cu. Zinc content in the feed ore ranged from 0.01 to 0.4% Zn. Zinc was observed as goethite (not sphalerite) in the feed. Native silver was observed in individual samples; however, most of the silver occurred as acanthite/argentite. Lead oxide (cerussite) was observed in some of the samples. The samples had a variable but significant degree of oxidation which appeared to control the metallurgical performance.

In general, lead was poorly recovered to the final bulk concentrate in open circuit cleaner tests averaging only 21% Pb. Lead grades in the final concentrate averaged 19% Pb. Silver recovery to the final bulk concentrate was variable and silver grade averaged 25,000 g/t Ag. On average

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34% of the feed copper was recovered in the rougher concentrate. Copper grade in the final concentrate ranged from 1 to 29% Cu.

Minor element determinations were performed on the final bulk concentrates produced. Arsenic, antimony, cadmium, and mercury were elevated in some of the concentrates.

18.5.7                                 Connector Zone Variability Testwork and Results

The G&T KM2664 variability testwork was carried out on 17 variability samples made up from half drill core from the Connector Zone deposit. Lead, copper, and zinc were present in each sample. Lead content in the feed ore ranged from 0.06 to 1.5% Pb. Copper content in the feed ore ranged from 0.01 to 0.56% Cu. Zinc content in the feed ore ranged from 0.03 to 0.84% Zn. The main silver minerals observed were native silver and acanthite/argentite. Lead and copper oxide are present in the samples. The samples had a variable but significant degree of oxidation, which appeared to control the metallurgical performance.

Silver recovery in the open circuit cleaner tests was highly variable. Silver recovery to the final bulk concentrate averaged 42%, with an average grade of 12,000 g/t Ag. Lead recovery ranged from 1 to 77% at lead grades ranging from 0.5 to 58.4% Pb. On average 44% of the feed copper was recovered in the rougher concentrate. Copper grade in the final concentrate ranged from 0.1 to 15% Cu.

Similar to samples from Navidad and Galena Hill, there was a relationship between acid soluble copper content in the feed and copper recovery. A relationship between copper and silver recovery was established. It may be possible to use acid soluble copper content as a rough predictor of silver recovery.

Minor element determinations were performed on the final bulk concentrates produced. Arsenic, antimony, cadmium, and mercury were elevated in some of the concentrates.

18.5.8                                 Summary of Testwork Results and Conclusions

Based on a review of testwork completed to date the basic mineralogy has been interpreted as copper-silver, lead-silver, and lead-pyrite ore.  The latter two will be combined into one ore type and as such the concentrator will treat two ore streams (on a campaign basis), those being copper-silver and lead-silver.

Optimized open cut designs were constructed using assumptions of the metallurgical matrix, and economics. The following averages of key results from the testwork, shown in Table 18-5, were used to establish the design criteria:

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Table 18-5: Key Metallurgical Results and Design Criteria Inputs

				Recovery		Grades
Ore Type	Stage	Mass Pull %	Ag Recovery %	Pb Recovery %	Cu Recovery %	Ag g/t	Pb %

Copper-Silver Ore	Rougher	6.7%	87.1%	83.6%	87.1%	—	—
	1st Cleaner	21.6%	92.8%	93.3%	94.8%	—	—
	2nd Cleaner	—	97.8%	—	98.6%	18,610	—
	3rd Cleaner	—	98.3%	—	98.9%	21,919	—

Lead-Silver Ore	Rougher	10.9%	59.4%	87.3%	72.5%	—	—
	1st Cleaner	—	94.7%	97.6%	95.9%	—	35.4
	2nd Cleaner	—	96.3%	98.4%	—	—	42.7
	3rd Cleaner	—	98.0%	98.8%	—	—	45.0

Lead-Pyrite Ore	Rougher	10.5%	55.5%	86.3%	73.3%	—	—
	1st Cleaner	—	45%	94%	62%	—	52.2
	2nd Cleaner	—	79.0%	96.7%	—	—	57.0
	3rd Cleaner	0.4%	75.9%	94.5%	—	—	62.0

18.6                                                METALLURGICAL MODEL DEVELOPMENT

During 2010, a large number of composites for metallurgical variability testing were completed, as both batch rougher and batch cleaner tests. The number of batch cleaning stages varied, usually limited by the available rougher concentrate mass.

The final test in many series was the locked cycle test, using the process variables identified in the preceding batch rougher and cleaning testwork. Typically one locked cycle test was completed for each major composite.

By directly comparing the batch rougher-cleaning tests to locked cycle tests as pairs on the same composite, with both tests using the same plant design variables; it was determined that the batch rougher-cleaner test results could be used in combination with the locked cycle and pilot plant test results to develop the Metallurgical performance models that are used in this PA.

From the overall Metallurgical database, specific batch cleaning, locked cycle, and the Loma de La Plata pilot tests were extracted. These specific tests were selected to support the Navidad plant design criteria.

The basic plant design criteria include:

Primary grind size: P80 of 100 to 120 µm,

Rougher flotation using Cytec 3418A as the collector and MIBC as the frother.

Rougher concentrate regrinding: P80 20 to 30 µm

3 stages of concentrate cleaning.

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Note: few of the completed flotation tests were completed with all three stages of cleaning. In these tests, the final test achieved concentrate grades and recoveries that were used for modelling.

Each deposit was considered as separate model.

For each deposit four basic performance models were generated:

1)             Cleaner concentrate mass pull derived from combined copper plus lead head grades;

2)             Silver recovery to cleaner concentrate derived from silver head grade;

3)             Lead recovery to cleaner concentrate derived from lead head grade;

4)             Copper recovery to cleaner concentrate derived from copper head grade.

The three modeled metal recoveries were subsequently reduced based upon one or both of two factors:

a)             Depth from surface, or an implied ‘oxidation’ effect; the amount being deposit specific; and/or

b)             Ore lithology; on an overall Navidad Property basis, lithology codes ‘13’ (mudstones) show reduced metal recoveries.

18.6.1                                 Metallurgical Performance Models

Shown in Figure 18-9 to Figure 18-16 are the cleaner mass and silver, lead, and copper metal recovery graphs for each deposit.

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Figure 18-9: Metallurgical Performance Models for Loma de La Plata & Valle Esperanza

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Figure 18-10: Metallurgical Performance Models for Calcite Hill

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Figure 18-11: Metallurgical Performance Models for Galena Hill, non-pyrite

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Figure 18-12: Metallurgical Performance Models for Galena Hill, pyrite

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Figure 18-13: Metallurgical Performance Models for Barite Hill

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Figure 18-14: Metallurgical Performance Models for Navidad Hill

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Figure 18-15: Metallurgical Performance Models for the Connector Zone

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Figure 18-16: Metallurgical Performance Models for Calcite North-West

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18.6.2                                     Discussion of Results

The effect of ‘oxidation’ upon metal recoveries was quantifiable in most deposits. The geology descriptions (oxidation codes 1, 2 & 3) of ‘ore’ oxidation, and/or sulphide mineral oxidations were tested against metallurgical performance. No consistent relationships exist.

Each tested metallurgical composite was identified by drill hole number and by intercept depths. The relationship of depth to metallurgical performance was generally consistent, by deposit.

The quantity of useful data (i.e. a sample of short interval length) varied with deposit.

The effect of ‘oxidation’ (depth) was a decrease in flotation recovery, with copper being the most affected, and silver the least affected.  Figure 18-17, as an example, displays Loma de La Plata metal recovery by tested sample start depth, the copper recovery curve is the steepest (orange), the silver recovery curve (blue) is the flattest, and the lead (grey) in between.

Figure 18-17: Loma de La Plata, Metal Recovery by Composite Start Depth

The ore grade mineralisation generally occurs in two lithology types. The majority in the latites or geology codes 7 to 7.5, and the minority in the mudstones or geology codes 13 to 13.3.

Source data is somewhat limited, as the tested sample ideally is only one lithology, from the same depth, and same deposit.

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Calcite Hill gave the most consistent trends, with copper and lead recoveries being reduced the most in lithology code 13 versus lithology code 7. Similar to ‘oxidation’ (depth) silver recoveries were least affected.

As an example, Figure 18-18 and Figure 18-19, display copper and lead recoveries versus head grades for the two lithology units.

Figure 18-18: Calcite Hill, Copper Recovery vs. Head Grade, by Lithology

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Figure 18-19: Calcite Hill, Lead Recovery vs. Head Grade, by Lithology

18.6.3                                     Metallurgical Recovery Matrix

The metallurgical recovery matrix is shown in Table 18-6.  PAS supplied the metallurgical model discussed in the previous section.  The metallurgical model has recovery and mass pull functions for each sub-defined mine area.  The recoveries are defined by a power law function, with two terms, the multiplier and a power.  The mass pull utilizes a linear function with a multiplier and a mantissa value. Below a depth of 50 m the recovery can be altered by a per metre depth multiplier (in this case always reduced or not used).  Also for non-latite ore, the recovery is reduced by 10%.  Minimums and maximums are applied after power law application and after depth and lithology applications.

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Table 18-6: Recovery and Mass Pull Functions — Navidad PA Base Case

Recovery and Mass Pull Functions - Navidad PEA Base Case

		BH	CH	CNW	CZ	GH	LP	NV	VE	GHp
	MINEC	1	2	3	4	5	6	7	8	5
	PROCC	1	1	1	1	1	1	1	1	2

Recovery
Ag	mult	0.0896	0.8700	0.6500	0.0008	0.2210	0.5585	0.2855	0.5585	0.2087
	power	0.3600	0.0000	0.0000	1.2738	0.1280	0.0753	0.1361	0.0753	0.0000
	min	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	max	0.9000	0.8700	0.6500	0.6500	0.9000	0.9200	0.8500	0.9200	0.2087
	Depth	-0.0025	-0.0025	0.0000	0.0000	0.0000	-0.0025	-0.0025	-0.0025	0.0000
	Litho	0.0000	-0.1000	0.0000	-0.1000	-0.1000	-0.1000	-0.1000	-0.1000	-0.1000

Pb	mult	4.4641	0.7434	0.4500	0.7000	0.7500	0.8700	0.4161	0.8700	0.7000
	power	1.0440	0.1160	0.0000	0.0000	0.1100	0.1695	0.6969	0.1695	0.0760
	min	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	max	0.6000	0.9000	0.4500	0.7000	0.9000	0.8500	0.9000	0.8500	0.8500
	Depth	0.0000	-0.0025	0.0000	0.0000	-0.0040	-0.0025	-0.0025	-0.0025	0.0000
	Litho	0.0000	-0.1000	0.0000	0.0000	-0.1000	-0.1000	-0.1000	-0.1000	-0.1000

Cu	mult	1.5957	0.9170	0.4500	4.0000	0.6500	1.0997	0.4000	1.0997	0.2000
	power	0.6040	0.0600	0.0000	0.6100	0.1000	0.2101	0.0000	0.2101	0.0000
	min	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	max	0.8500	0.9000	0.4500	0.7500	0.7000	0.9000	0.4000	0.9000	0.2000
	Depth	-0.0008	-0.0025	0.0000	0.0000	-0.0025	-0.0033	-0.0100	-0.0033	-0.0036
	Litho	0.0000	-0.1000	0.0000	0.0000	-0.1000	-0.1000	-0.1000	-0.1000	-0.1000

Zn	mult	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200
	power	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	min	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	max	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200
	Depth	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	Litho	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Mass Pull (Cu+Pb is used as base)
MP	mult	0.0076	0.0122	0.0240	0.0093	0.0126	0.0163	0.0152	0.0163	0.0126
	add	0.0019	0.0000	0.0000	0.0052	0.0000	0.0006	0.0000	0.0006	0.0000
	min	0.0001	0.0001	0.0001	0.0001	0.0001	0.0001	0.0001	0.0001	0.0001
	max	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
	depth<50	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	Litho 13	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Approx Pit Heads
m	depth	50	50	50	50	50	50	50	50	50
Ag		370	370	370	370	370	370	370	370	370
Pb		0.4000	0.4000	0.4000	0.4000	0.4000	0.4000	0.4000	0.4000	0.4000
Cu		0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000
Estimated Recoveries
Ag	Cut	75.3%	87.0%	65.0%	65.0%	47.1%	87.2%	63.8%	87.2%	20.9%
Pb	Cut	60.0%	66.8%	45.0%	70.0%	67.8%	74.5%	22.0%	74.5%	65.3%
Cu	Cut	39.7%	79.9%	45.0%	75.0%	51.6%	67.8%	40.0%	67.8%	20.0%
Estimated Concentrate
MP		0.57%	0.61%	1.20%	0.99%	0.63%	0.88%	0.76%	0.88%	0.63%
Ag	gpt	48751	52628	20042	54731	27622	36864	31165	36864	12237
Pb	%	42.0%	43.7%	15.0%	28.4%	43.0%	34.0%	11.6%	34.0%	41.4%
Cu	%	6.9%	13.1%	3.8%	7.6%	8.2%	7.7%	5.3%	7.7%	3.2%

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18.7                                                PROCESS REAGENTS

Reagent consumption rates for the full-scale plant operation have been estimated from the laboratory flotation tests. The grinding media consumption shown in Table 18-7 and Table 18-8 is estimated from test results and other similar operations.

Table 18-7: Reagent Consumptions

Reagent		Copper- Silver Ore	Lead- Silver Ore
3418A	kg/t mill feed	0.110	0.200
PAX	kg/t mill feed	—	—
MIBC	kg/t mill feed	0.050	0.150
Spare frother	kg/t mill feed	—	—
Gangue depressant	kg/t mill feed	—	—
Zinc Depressant	kg/t mill feed	—	—
Flocculant	kg/t mill feed	0.080	0.080
Antiscalant	kg/t mill feed	—	—

Table 18-8: Grinding Media and Wear Parts

		Copper- Silver Ore	Lead- Silver Ore
Primary Crusher Liners	sets/year	0.35	0.65
SAG Mill – Liners	sets/year	0.70	1.30
Ball Mill – Liners	sets/year	0.25	0.45
Regrind Liners	sets/year	0.35	0.65
SAG Mill Balls	kg/t mill fd	0.700	0.700
Ball Mill Balls	kg/t mill fd	0.800	0.800
Regrind Mill Balls	kg/t mill fd	0.100	0.100

Dry reagents will be stored under cover, then delivered to and mixed in reagent tanks and transferred to distribution tanks for process use.  Liquid reagents will be off-loaded to storage tanks and transferred to distribution tanks for process use.  The estimates for process reagent, grinding media and wear parts consumption were used as inputs as part of the calculation of the operating cost estimate for the process plant.

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19                                                         MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Summary information in this section describing resource estimates as of April 2009 has been sourced and updated from Snowden (2009).  None of the drilling results from the PAS 2010 drilling program have been used for the April 2009 resource estimates.

19.1                                                DISCLOSURE

Mineral Resources as of April 2009 reported in Section 19 were prepared by Ms. P. De Mark, a Senior Consultant of Snowden at that time and a Qualified Person as defined under NI 43-101. Snowden is independent of PAS.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No Mineral Reserves are reported in this Technical Report.

This report uses definitions from and follows the guidelines of the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2005), CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2003), and NI 43-101 Form F1. The Project has no mine design or defined economic parameters at this stage.

19.1.1                                     Known Issues that Materially Affect the Mineral Resources

The Province of Chubut passed a law in 2003 (Law 5001) that prohibits open cut mining and the use of cyanide in mineral processing in the entire province.  The law states that, in a period of 120 days, the Provincial Environment Committee (COPRAM) will determine the zoning of the Province for Mineral Resource exploitation with production methods authorized in each case.  This determination will also define areas which are to be excluded from the open cut and cyanide prohibition.  The law also requires that the proposed COPRAM zoning be passed as law.  To date COPRAM has not made a rezoning proposal.

PAS is unaware of any other issues that may materially affect the Mineral Resources in a detrimental sense. These conclusions are based on the following:

•                  The PAS exploration license has an approved environmental operating license.

•                  PAS has represented that the material mineral and surface rights have secure title.

•                  There are no known marketing, political, or taxation issues.

•                  PAS has represented that the Project has local community support.

•                  There are no known infrastructure issues.

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19.2                                                ASSUMPTIONS, METHODS AND PARAMETERS — 2009 MINERAL RESOURCE ESTIMATES

Mineral Resource estimates were prepared in the following steps:

•                  Data validation was undertaken by Aquiline and reviewed by Snowden.

•                  Data preparation, including importation to various software packages.

•                  Analysis of the QA/QC data.

•                  Geological interpretation and modelling of lithological and mineralisation domains was completed by Snowden based on interpretations provided by Aquiline.

•                  Coding of drillhole data within mineralised grade estimation domains.

•                  Samples were composited to 3 m lengths. For copper estimates for all deposits later prepared by PAS, samples were composited to 5 m lengths.

•                  Exploratory data analysis of silver and lead grades based on mineralised domains. PAS undertook data analysis of copper grades for all deposits.

•                  Indicator variogram analysis and modelling by domain for silver and lead grades, and correlogram analysis and modelling by domain for copper grades.

•                  Derivation of kriging plan and boundary conditions.

•                  Creation of block models and application of density values by domain.

•                  Grade estimation of Ag and Pb into blocks using multiple indicator kriging (MIK) and using ordinary kriging (OK) for estimates of Cu.

•                  Grade estimation of Ag and Pb into blocks using OK and nearest neighbour (NN) for MIK estimation validation.

•                  Validation of estimated block grades against input sample composite grades.

•                  Confidence classification of estimates with respect to CIM guidelines.

•                  Resource tabulation and Resource reporting.

19.3                                                DATA PREPARATION AND DATA VALIDATION

19.3.1                                     Data Preparation

Snowden prepared desurveyed drillholes from collar, survey, lithology, and assay data provided by Aquiline. A location map showing drillholes available for the April 2009 Mineral Resource

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estimate is shown in Figure 19-1. The number of drillholes used in the April 2009 estimate are also shown in Table 19-1.

Figure 19-1: Location Map Drillholes Available in the April 2009 Navidad Database

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Table 19-1: Number of Drillholes Used in the Navidad April 2009 Mineral Resource Estimates

Area	Number of drillholes	Metres of drilling
Calcite NW	111	16,440
Calcite Hill	81	14,973
Navidad Hill	105	12,394
Connector Zone	75	12,394
Galena Hill	92	17,221
Barite Hill	56	12,832
Loma de La Plata	210	45,918
Valle Esperanza	70	23,702
Total	800	155,872

19.3.2                                     Data Validation

Validation checks in Datamine mining software included searches for overlaps or gaps in sample and geology intervals, inconsistent drillhole identifiers, and missing data. No errors were noted.

Aquiline also provided Snowden with sample assay quality assurance/quality control (QA/QC) data for review. Analysis of QA/QC data is used to assess the reliability of sample assay data and the confidence in the data used for the resource estimation. The results of the QA/QC analyses are discussed in Section 16.1. Snowden and PAS consider the results of the standard, blank, and field duplicate samples submitted for the Navidad Project to be of industry standard and do not indicate any significant source of bias, cross contamination, or error.

19.4                                                GEOLOGICAL INTERPRETATION, MODELLING, AND DOMAINING

19.4.1                                     Geological Interpretation and Modelling

Snowden updated the 2007 geological interpretation to include recent drilling information, based on geological wireframes provided by Aquiline. Snowden created new digitised geological interpretations for Valle Esperanza, which had no previous geological interpretation, also based on geological wireframes provided by Aquiline. Three wireframes of north-northwest trending faults were provided by Aquiline, which were used to truncate mineralisation to the west of Galena Hill.

The geological interpretations were digitised on section and wireframed into lithological domains representing mudstone/limestone, conglomerate, latite, and volcaniclastic contacts. Mineralised domains were digitised around continuous areas of mineralisation generally greater than 25 g/t Ag and/or 1% Pb.

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No model of the oxidation surface has yet been prepared, as generally there is no well-developed oxidation zone present in the respective deposits except for a mixed zone comprised mostly of sulphides with oxidation along fractures. Recent metallurgical test work has suggested that oxidation may play a more important role in mineral processing than previously known. Staff geologists will be undertaking a more diligent study of the differences between the oxide and sulphide zones for modelling in future resource estimations.

19.4.2                                     Definition of Grade Estimation Domains

Grade estimation domains, which are subdivisions of the geological model and represented by subsets of the sample data, ensure that samples used for estimating a block grade are from the same population as the point of estimation. A grade population may be defined by attributes such as spatial location, lithology, mineralisation style, and structural boundaries.

The Navidad Mineral Resources have been estimated and reported individually for each deposit, including Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, Loma de La Plata, and Valle Esperanza.

Data for each deposit has been further divided into sub-domains according to lithological unit (mudstone/limestone, latite, conglomerate, and volcaniclastic units) and strength of mineralisation (high or low).

19.5                                                SAMPLE STATISTICS

19.5.1                                     Sample Compositing

Sample lengths were composited to ensure that the samples used in statistical analyses and estimations have similar support (i.e., length). Aquiline sampled drillholes at various interval lengths depending on the length of intersected geological features, and in geologically similar units, selected samples at 3 m lengths. Sample lengths were examined for each deposit and composited to 3 m according to the most frequently sampled length interval (3 m). The composited and raw sample data were compared to ensure no sample length loss or metal loss had occurred. For estimates of Cu, PAS composited drillhole sample lengths to 5 m.

19.5.2                                     Extreme Value Treatment

No top cuts of extreme values were applied to the input samples used in the MIK estimation, as the extreme values in the high grade mineralised domains are well supported by other extreme values, and are not the sole cause of the grade variability in the domain population. Extreme grade values are treated in the estimate using multiple indicator kriging.  No top cuts of Cu grade values for the OK estimates were necessary.

19.5.3                                     Input Sample Statistics

Mineralisation is associated with the mudstone and latite domains although minor occurrences of mineralised conglomerate and volcaniclastic rocks are present. High CV values and examination of the sample histogram suggest mixed populations within most domains. Future definition of

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grade estimation domains may be improved after collection of additional drillhole samples, improvement to the geological interpretation, and analysis of grade distributions.

19.6                                                VARIOGRAPHY

Variography was undertaken by grade estimation domain for each deposit. To improve variogram quality in the grade estimation domains at the Navidad Trend (Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, and Barite Hill), sample composites of the grade estimation domain for the deposit under consideration were combined with sample composites from corresponding grade estimation domains from the two deposits lying immediately to the northwest and southeast. For example, sample composites for the high grade latite estimation domain for Galena Hill were combined with high grade latite sample composites from Connector Zone to the northwest and Barite Hill to the southeast.

19.6.1                                     Continuity Analysis

Continuity analysis refers to the analysis of the spatial correlation of a grade value between sample pairs to determine the major axis of spatial continuity. As the mineralised domain has a long, wide, and relatively flat shape oriented to the northwest, only orientations close to the plane of the domain were considered. Indicator variograms were defined at percentile intervals chosen by grade estimation domain to best represent the grade distribution. Horizontal, across strike, and dip plane continuity directions for each domain were chosen by examining indicator variogram maps and their underlying variograms for Ag and Pb, and Cu at Loma de La Plata, rotated onto the plane of the mineralised domain.

19.6.2                                     Variogram Modelling

Directional variograms were modeled for the three principal directions for Ag and Pb based on the directions chosen from the variogram fans. Models were applied to omnidirectional correlograms for Cu.

19.7                                                ESTIMATION PARAMETERS

19.7.1                                     Kriging Parameters

A kriging neighborhood analysis (KNA) was performed to determine the optimum kriging parameters. KNA is the process of undertaking multiple ordinary kriged estimates using a variety of block sizes and search neighborhood parameters (such as minimum and maximum sample numbers) and comparing the slope of regression, kriging efficiency, and kriging variance values produced from the estimates. Kriging parameters were selected through examination of the results of the estimates in terms of slope of regression, kriging efficiency, kriging variance, and Snowden’s experience with similar deposits.

19.7.2                                     Block Size Selection

Block sizes were selected according to the average drillhole spacing, the results of the KNA and the dimensions of the mineralized envelopes. Snowden created block models with dimensions of

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12.5 m Easting, 12.5 m Northing, and 5 m Elevation, except at Barite Hill, where the block models had blocks with dimensions of 25 m Easting, 25 m Northing, and 5 m Elevation, based on the wider spacing of drillholes at Barite Hill.

19.7.3                                     Sample Search Parameters

The following search strategy was selected based on the results of the KNA:

•                  Search range equal to the maximum variogram range.

•                  A minimum of 10 samples per estimate.

•                  A maximum of 32 samples per estimate.

•                  Maximum of three samples per borehole.

Three search ellipses were employed. A second search equal to 1.5 times the maximum variogram range was used wherever the first search did not encounter enough samples to perform an estimate, if enough samples were still not encountered, a third search equal to two times the maximum variogram range was used. If the minimum number of samples required were not encountered in the third search, no estimate was made.

19.7.4                                     Block Model Set Up

Table 19-2 gives the block model parameters for the Navidad Mineral Resource models.

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Table 19-2: Navidad Block Model Parameters

Deposit	Direction	Minimum	Maximum	Increment (m)
Calcite NW	Easting	2,512,100	2,514,100	12.5
	Northing	5,304,600	5,306,100	12.5
	Elevation	800	1,300	5
Calcite Hill	Easting	2,513,800	2,514,700	12.5
	Northing	5,304,400	5,305,200	12.5
	Elevation	900	1,250	5
Navidad Hill	Easting	2,514,200	2,515,000	12.5
	Northing	5,304,100	5,304,900	12.5
	Elevation	900	1,250	5
Connector Zone	Easting	2,514,600	2,516,000	12.5
	Northing	5,303,900	5,304,525	12.5
	Elevation	700	1,250	5
Galena Hill	Easting	2,515,200	2,516,300	12.5
	Northing	5,303,000	5,304,300	12.5
	Elevation	700	1,200	5
Barite Hill	Easting	2,516,000	2,517,200	25
	Northing	5,302,300	5,303,400	25
	Elevation	700	1,200	5
Loma de La Plata	Easting	2,509,700	2,512,700	12.5
	Northing	5,302,600	5,303,900	12.5
	Elevation	700	1,700	5
Valle Esperanza	Easting	2,513,000	2,516,300	12.5
	Northing	5,302,000	5,304,900	12.5
	Elevation	500	1,300	5

19.7.5                                     Grade Interpolation and Boundary Conditions

Grade interpolation for Ag and Pb was undertaken in the selected grade percentile bins for each grade estimation domain using MIK. This interpolation method was selected in preference to ordinary kriging to represent the mixed populations in the grade estimation domains and to restrict the effect of extreme grade values, while honouring the extreme grade values present due to the style of mineralisation. Domain boundaries were treated as hard boundaries, so that samples lying in one domain were not used in the estimation of another, to prevent the smearing of grades from one domain to another. Grade interpolation for Cu was by OK.

Ordinary kriged estimates were also performed to assist with optimizing the grade estimation parameters and to assist with resource confidence classification by writing the kriging efficiency, kriging variance, and regression slope to the OK model. A nearest neighbour estimate was also undertaken to assist with estimation validation.

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19.8                                                SPECIFIC GRAVITY

Specific gravity values were applied by domain to the block model for the estimation of tonnes and contained metal. Table 19-3 gives statistics of the density determinations for each of the domains, and the mean value assigned to the block models.

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Table 19-3: Navidad Block Model Densities

Description	Domain	Count	Min	Max	Mean	CV
Unmineralised	115	27	2.18	2.66	2.45	0.07
conglomerate	215	4	2.43	2.56	2.49	0.03
	315	28	2.21	3.46	2.48	0.09
	615	149	2.03	2.58	2.32	0.04
	715	352	2.13	2.85	2.59	0.04
	815	196	2.22	2.70	2.46	0.04
Unmineralised	125	547	1.03	4.02	2.47	0.08
mudstone/limestone	225	123	2.07	3.18	2.46	0.07
	325	151	2.05	3.32	2.44	0.07
	425	56	1.98	2.65	2.36	0.06
	525	505	1.89	2.78	2.29	0.05
	625	648	1.10	3.59	2.28	0.08
	725	802	2.08	3.00	2.56	0.05
	825	182	1.76	2.96	2.46	0.06
Mineralised	126	163	2.04	3.67	2.50	0.08
mudstone/limestone	226	62	1.94	3.17	2.50	0.10
	326	65	2.12	2.78	2.44	0.05
	426	106	1.95	2.99	2.42	0.07
	526	184	1.87	3.04	2.41	0.07
	626	499	1.56	2.95	2.28	0.06
	726	104	1.87	4.18	2.62	0.09
Unmineralised latite	135	202	1.03	4.02	2.52	0.09
	235	148	2.11	3.19	2.43	0.06
	335	205	1.91	2.76	2.41	0.05
	435	211	2.15	2.93	2.51	0.05
	535	424	2.13	4.25	2.53	0.07
	635	304	2.00	2.88	2.38	0.06
	735	1,564	1.88	4.28	2.61	0.06
	835	777	2.18	3.99	2.55	0.05
Mineralised latite	136	105	2.04	3.45	2.52	0.08
	236	1,587	1.94	3.86	2.53	0.09
	336	352	1.95	3.34	2.39	0.06
	436	769	1.97	3.90	2.59	0.08
	536	1,204	1.88	3.92	2.58	0.06
	636	69	2.23	2.69	2.39	0.04

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Description	Domain	Count	Min	Max	Mean	CV
	736	970	1.79	3.86	2.61	0.06
	836	172	2.32	3.71	2.56	0.06
Unmineralised	145	26	2.36	3.83	2.61	0.11
volcaniclastic	245	44	1.90	2.58	2.38	0.05
	345	19	2.30	2.77	2.48	0.06
	445	41	2.23	3.20	2.46	0.06
	545	137	1.98	2.70	2.43	0.06
	645	23	2.37	2.63	2.48	0.03

19.9                                                ESTIMATION VALIDATION

Snowden validated the Navidad models using four techniques:

•                  Comparison of global mean declustered sample statistics with the mean estimated grade by domain.

•                  Visual inspection of block and sample composite grades in section, plan, and in three dimensions.

•                  Generation of slice validation plots of declustered sample composite grades with estimated block grades by domain, to compare sample and estimated grade trends.

•                  Comparison to previous estimates, where possible.

19.9.1                                     Domain Statistics and Visual Validation

Snowden validated the Navidad models by comparing the estimated grades by domain for each deposit with the declustered input samples. Snowden used a nearest neighbour estimate, which does a basic decluster of the input data into a grid defined by the block model, to make a direct comparison between the estimated mean grade values and the sample input data.

Global grade comparisons are within acceptable tolerances for most mineralised domains; for low grade and poorly sampled domains the percentage difference between input samples and estimated grades may be high. Because the nearest neighbour estimate uses a single sample to return a grade value to the block cell, global grade differences between the nearest neighbour and the MIK model, which uses between 10 and 32 samples to estimate block grades, may also be high. The global grade difference may be particularly high if the composite closest to the block cell happens to have an extreme grade value.

Areas with poor comparisons between estimated and input grades were examined again in detail in section and three dimensions. Snowden found that the distribution of estimated grades corresponds to the distribution of grades in the input data, and the grades are continuously

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distributed. The largest differences also appeared to be related to the sample support for the estimates and the declustering and location of the data.

19.9.2                                     Slice Validation Plots

Validation plots of estimated block grades and input sample data were made for all domains for Ag, Pb and Cu on easting, northing, and elevation. Estimated block grades generally correspond to input sample grades with the expected degree of smoothing from the kriging interpolation.

19.10                                         MINERAL RESOURCE CLASSIFICATION

Resource confidence classification considers a number of aspects affecting confidence in the Resource estimation, such as:

•                  Geological continuity (including geological understanding and complexity).

•                  Data density and orientation.

•                  Data accuracy and precision.

•                  Grade continuity (including spatial continuity of mineralisation).

•                  Estimation quality.

19.10.1                               Geological Continuity and Understanding

Staff geologists log drill core in detail including textural, alteration, structural, mineralisation, and lithological properties, and continue to develop a good understanding of the geological controls on mineralisation. Confidence in geological continuity is good in most cases and could be increased by creating a geological interpretation incorporating all available geological information, including surface mapping, geophysical information, and core logging detail in a digital, three-dimensional format.

19.10.2                               Data Density and Orientation

Aquiline drilled the Navidad deposits on a pattern roughly 50 m along strike, with closer spaced drilling in the Galena Hill and Navidad Hill areas. Geological confidence and estimation quality are closely related to data density and this is reflected in the classification of Resource confidence categories.

19.10.3                               Data Accuracy and Precision

Classification of Mineral Resource confidence categories are also influenced by the accuracy and precision of the available data. The accuracy and the precision of the data may be determined through QA/QC programs and through an analysis of the methods used to measure the data.

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At Navidad, as in most deposits, two important items to consider regarding data accuracy are the quality of the assay values and the specific gravity determinations. Field duplicate results indicate a level of precision that is within a normal range for such a deposit. Potential errors with the specific gravity determination methods in use at the Navidad Project have been discussed in Snowden (2007, 2009, and 2010) and in Section 14.3 of this PA, and are being addressed by PAS. It is Snowden’s opinion that the accuracy and precision of the assay and specific gravity data, as defined by the QA/QC and analysis of the methods used to measure the data, is acceptable for use in resource estimation. The confidence in the data is sufficient to support the assigned classifications of the Navidad Mineral Resources.

19.10.4                               Spatial Grade Continuity

Spatial grade continuity, as indicated by the variogram, is an important consideration when assigning Resource confidence classification. Variogram characteristics strongly influence estimation quality parameters such as kriging efficiency and regression slope. The nugget effect and short range variance characteristics of the variogram are the most important measures of continuity. At the Navidad deposits the variogram nugget effect for both Ag and Pb is on average a high proportion of the total population variance. In some cases, due to the characteristics of the data, confidence in the model of spatial continuity may be low. In some grade estimation domains, it was not possible to calculate reliable variograms, and variogram models from similar domains were “borrowed” for these domains. These factors have been considered while assigning Resource confidence classification categories.

19.10.5                               Estimation Quality

Estimation quality is influenced by the variogram, the scale of the estimation, and the data configuration. Estimations of small volumes have poorer quality than estimations of large volumes. Measures such as kriging efficiency, kriging variance, and regression slope quantify the quality of local estimations. Snowden used these estimation quality measures to aid in assignment of Resource confidence classifications. The classification strategy has resulted in the expected progression from lower to higher quality estimates when going from Inferred to Indicated.

19.10.6                               Classification Process

The Mineral Resource confidence classification of the Navidad Mineral Resource models incorporated the confidence in the drillhole data, the geological interpretation, geological continuity, data density and orientation, spatial grade continuity, and estimation quality. The Resource models were coded for Inferred, Indicated, and Measured categories according to CIM Standards (CIM, 2005). The process for classification is as follows:

•                  A three dimensional perimeter around three dimensionally continuous blocks containing estimates created during the first search ellipse was created, and the blocks within the perimeter coded as Inferred.

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•                  A three dimensional perimeter around three dimensionally continuous blocks containing kriging efficiencies greater than 40 were coded as Indicated.

•                  A three dimensional perimeter around three dimensionally continuous blocks containing kriging efficiencies greater than 60 were coded as Measured. Not all deposits have Measured Mineral Resources.

•                  A surface representing the base of drilling was created, and all blocks below this base were coded as unclassified.

•                  A perimeter representing the lateral extent of the drilling was created, and expanded by 25 m and 50 m. Any blocks outside of the 50 m perimeter were coded as unclassified. Any blocks outside of the 25 m perimeter were coded as Inferred. The effect of this process is to restrict the confidence classification in the dip direction, which has a less regular pattern of drilling and often does not define the down dip boundary of mineralisation (in other words, mineralisation remains open, and Mineral Resources may be increased through additional drilling).

19.11                                         MINERAL RESOURCE REPORTING

Mineral Resource estimates are reported for the Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, Loma de La Plata, and Valle Esperanza deposits at the Navidad Property (Table 19-4). Tonnes and grades have been reported above a cut-off grade of 50 g/t silver equivalent. To date, no analysis has been made to determine the economic cut-off grade that will ultimately be applied to the Navidad Project. Silver equivalence was calculated using three year rolling average prices for silver ($12.52 per oz) and an approximate ten year rolling average price for lead ($0.50 per lb). The following formula, which does not include any other factors such as variable metal recoveries, was applied to reach the silver equivalent value:

AgEQ (g/t) = Ag (g/t) + (Pb (%) × 10,000/365)

No Mineral Reserves have been estimated at this time. Additional studies will be required to determine technical, economic, legal, environmental, socio-economic, and governmental factors. These modifying factors are normally included in a mining Feasibility Study and are a pre-requisite for conversion of Mineral Resources to, and reporting of, Mineral Reserves. The CIM Standards (CIM, 2005) describe completion of a Preliminary Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

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Table 19-4: Navidad April 2009 Mineral Resources Reported Above a Cut-Off Grade of 50 g/t AgEQ

Deposit	Classification	Tonnes (Mt)	AgEQ g/t	Ag g/t	Pb%	Cu%	Contained Ag (Moz)	Contained Pb (Mlb)	Contained Cu (Mlb)
Calcite Hill NW	Measured	—	—	—	—	—	—	—	—
	Indicated	14.8	94	78	0.59	0.03	37	194	9
	Meas. + Ind.	14.8	94	78	0.59	0.03	37	194	9
	Inferred	14.6	74	52	0.82	0.02	24	265	6
Calcite Hill	Measured	—	—	—	—	—	—	—	—
	Indicated	17.5	115	100	0.55	0.06	56	212	24
	Meas. + Ind.	17.5	115	100	0.55	0.06	56	212	24
	Inferred	4.9	106	96	0.36	0.03	15	39	3
Navidad Hill	Measured	8.4	122	109	0.46	0.16	29	85	29
	Indicated	5.6	96	90	0.24	0.11	16	29	14
	Meas. + Ind.	14	112	101	0.37	0.14	45	114	42
	Inferred	1.8	81	70	0.41	0.08	4	16	3
Connector Zone	Measured	—	—	—	—	—	—	—	—
	Indicated	8.2	102	91	0.41	0.04	24	74	7
	Meas. + Ind.	8.2	102	91	0.41	0.04	24	74	7
	Inferred	9.9	88	74	0.49	0.03	24	107	13
Galena Hill	Measured	7	242	170	2.62	0.04	38	404	6
	Indicated	44.7	166	117	1.78	0.03	168	1,754	26
	Meas. + Ind.	51.7	176	124	1.89	0.03	206	2,158	33
	Inferred	1.7	116	80	1.35	0.01	4	50	1
Barite Hill	Measured	—	—	—	—	—	—	—	—
	Indicated	7.7	161	153	0.28	0.07	38	48	12
	Meas. + Ind.	7.7	161	153	0.28	0.07	38	48	12

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Deposit	Classification	Tonnes (Mt)	AgEQ g/t	Ag g/t	Pb%	Cu%	Contained Ag (Moz)	Contained Pb (Mlb)	Contained Cu (Mlb)
	Inferred	0.9	100	81	0.69	0.01	2	13	0
Loma de La Plata	Measured	—	—	—	—	—	—	—	—
	Indicated	29.1	172	169	0.09	0.04	158	58	26
	Meas. + Ind.	29.1	172	169	0.09	0.04	158	58	26
	Inferred	1.3	82	76	0.21	0.02	3	6	0
Valle Esperanza	Measured	—	—	—	—	—	—	—	—
	Indicated	12.2	178	172	0.21	0.03	68	56	9
	Meas. + Ind.	12.2	178	172	0.21	0.03	68	56	9
	Inferred	10.8	133	123	0.35	0.02	43	84	4
Total	Measured	15.4	177	137	1.44	0.10	67	489	35
	Indicated	139.8	147	126	0.79	0.04	565	2,425	127
	Meas. + Ind.	155.2	150	127	0.85	0.05	632	2,914	162
	Inferred	45.9	97	81	0.57	0.02	119	580	22

Notes:

The most likely cut-off grade for these deposits is not known at this time and must be confirmed by the appropriate economic studies.

Silver equivalent grade values are calculated without consideration of variable metal recoveries for silver and lead. A silver price of US$12.52/oz and lead price of US$0.50/lb was used to derive an equivalence formula of AgEQ = Ag + (Pb × 10,000 / 365). Silver prices are based on a three-year rolling average and lead prices are based on an approximate ten-year rolling average.

The estimated metal content does not include any consideration of mining, mineral processing, or metallurgical recoveries.

Tonnes, ounces, and pounds have been rounded and this may have resulted in minor discrepancies in the totals.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No Mineral Reserves have been estimated.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Estimates of Cu were updated by Pan American Silver Corp. for the purposes of this PA.

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20                                                          OTHER RELEVANT DATA AND INFORMATION

20.1                                                GEOTECHNICAL — SITE CONDITIONS AND FOUNDATION DESIGN

Golder has been commissioned to undertake geotechnical investigations for cut slope stability and plant foundation design.

20.2                                                TAILINGS STORAGE FACILITY (TSF)

20.2.1                                     Siting Study

A detailed evaluation was conducted of 12 potential TSF sites based on technical, environmental, economic and social factors (Golder 2010a, 2010b). The study identified one site as preferable, with an alternative site also identified should any unexpected flaws be detected during field investigations at the preferred site. The technical and economic factors were evaluated by Golder and included:

•                  Storage volume/dam volume ratio

•                  Distance from construction material sources

•                  Elevation relative to the plant site for pumping cost

•                  Ability for the storage volume to be expanded for long term capacity

•                  Surface area of basin for lining cost

•                  Relative complexity and cost for lining the basin of each site.

Environmental and other factors taken into consideration by PAS included:

•                  Proximity to sensitive aquifers

•                  Exposure to winds

•                  Availability of baseline data

•                  Presence of sensitive ecosystems

•                  Archeological/cultural issues

•                  Potential visual impacts

•                  Surface land ownership

•                  Exploration potential

20.2.2                                     Tailings Storage Facility Pre-Feasibility Study

Golder supervised drilling and undertook a complete field investigation of the proposed TSF Site 7a.  Field investigations included detailed geologic mapping, surface structural mapping, supervision of the drilling of ten diamond boreholes with geotechnical logging and hydraulic permeability testing, installation and monitoring of groundwater piezometers; and test pitting.  Golder also conducted a full desktop and field investigation into potential seismic hazard. MWH also participated in the design and review of field hydraulic investigations in the TSF area.

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On the basis of field investigation results, Golder proceeded to design a rock fill containment structure and development sequence, a tailings deposition plan, overall TSF water balance, hydraulic performance modelling and containment systems, quantity takeoffs, and a preliminary capital cost estimate for different construction options (+/-25%).

Environmental performance of the preferred TSF option will be evaluated in detail by Golder and MWH.  PAS is committed to an environmentally sustainable design that avoids negative impacts to surface and ground waters throughout the entire life cycle of the facility.

20.3                                                NON-ECONOMICAL MATERIAL STORAGE

Non-economical and subgrade material will be stored in several engineered, geotechnically stable structures located within the mine area.  These structures have been designed sympathetic to natural topography in the area and, if they remain sub-economic at plant closure, will be smoothed and fully reclaimed.  Detailed geochemical investigations and modelling will ensure that the rock in these structures will not generate negative impacts to surface and ground waters throughout their entire life cycle.

20.4                                                CUT SLOPES

Golder has provided initial geotechnical recommendations for cut slope design, and is completing further fieldwork and analysis to refine design slope profiles.

20.5                                                MINE PLAN

A sub-set of the Mineral Resources presented in Section 19 is the basis of the mine plan. This Mineral Resource sub-set is contained within economically optimized open cut designs which were defined based on certain design assumptions, cost and metal recovery information. A mine plan to deliver 15,000 tpd of ore to a primary crusher was developed based on the Resources within the optimized open cut designs.  Non-economic material is deposited in storage facilities located close to the open cuts, backfilled into completed cuts or used to build the downstream embankment of the tailings storage facility.  The mine equipment fleet requirements were determined to mine and deliver the materials to their appropriate destinations and the mine capital and operating costs were estimated.

The resource tonnage which has been determined to be economic to process based on the metal prices, recoveries and costs used in this PA is referenced as ore in this document versus the uneconomic material.  The use of this terminology is a means of separating the material types and it is not intended to imply that the material referenced as ore constitutes a mineral reserve.  The economic portion of the resource is summarized in Table 20-1.  For this PA, Inferred resource tonnage within the cut limits is included in the overall mine plan.  It is tabulated separately on Table 20-3, but is included in the ore tonnage within the production schedule.  This PA is preliminary in nature because of the inclusion of Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. No mineral reserves have been estimated and there is no certainty that the preliminary assessment will be realized.

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The anticipated process flowsheet treats copper-silver ore and lead-silver ore types on a campaign basis.  The mine plan tabulates three types of ore: copper-silver ore, lead-silver ore, and lead-pyrite ore (the latter two ore types are to be combined and processed together in the concentrator as the lead-silver ore).  The amount of each of these ore types mined in a year is not restricted to a specific percentage of the 15,000 tpd (5,475 kt/yr) delivered to the primary crusher, but is planned to be mined separately and not mixed anywhere in the handling or processing.

Table 20-1: Resource Tonnage and Grade Included in the PA Mine Plan

	kt	Silver, g/t	Lead, %	Copper, %
Measured
Copper-Silver Ore	2,560	172	0.26	0.27
Lead-Silver Ore	1,321	170	1.88	0.08
Lead-Pyrite Ore	3,968	229	3.41	0.05
Total	7,849	200	2.13	0.13

Indicated
Copper-Silver Ore	42,226	171	0.12	0.06
Lead-Silver Ore	19,878	102	2.02	0.02
Lead-Pyrite Ore	9,415	227	2.62	0.06
Total	71,519	159	0.98	0.05

Meas & Indicated
Copper-Silver Ore	44,786	171	0.13	0.07
Lead-Silver Ore	21,199	106	2.01	0.02
Lead-Pyrite Ore	13,383	228	2.86	0.06
Total	79,368	163	1.09	0.06

Inferred
Copper-Silver Ore	8,086	124	0.17	0.03
Lead-Silver Ore	1,992	105	0.79	0.02
Lead-Pyrite Ore	0
Total	10,078	120	0.29	0.03

This work was completed by IMC with the initial economic parameters and the cut definition Lerch Grossman algorithm (LG) runs being completed by PAS.

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20.5.1                                     Open Cut Design

The final limits of the open cuts and internal phases for some of the larger cuts are based on the block model, economic assumptions and cut slope recommendations.

Block Model

A single block model comprising the eight deposits of the Navidad Project area and updated for estimates of Cu was developed by PAS for the mining study based on the April 2009 resource estimates discussed in Section 19.  The block sizes were regularized to 12.5 by 12.5 m in plan and 5.0 m high.  The model covers distances of 4,700 m in the north-south direction (5,301,900N to 5,206,600N), 7,500 m in the east-west direction (2,510,300E to 2,517,800E) and 850 m vertically (from 600 m to 1,450 m in elevation).  In the April 2009 estimates, Snowden estimated silver and lead grades for all the deposits and PAS later added estimations for copper, zinc, calcium, sulphur, arsenic and iron for all the deposits.  A net value per block was estimated for all blocks in the model based on the following parameters:

•                  The block model metal values for silver, lead and copper

•                  The milling recovery matrix of silver, lead, copper and concentrate mass

•                  The metal prices used

•                  The smelting and refining recoveries

•                  The costs at Navidad for mining, milling and G&A (assuming a 15,000 tpd mill project)

•                  The cost of concentrate transportation, refining and royalties

•                  Silver Wheaton silver stream sales on the Loma de La Plata ores

The blocks that had a positive value were evaluated as to what type of ore category they would be classified as:  copper (a high grade copper-silver concentrate), lead (a lead-silver concentrate) and lead-pyrite ore (lead-silver concentrate that has associated pyrite).  Blocks with a negative value were assigned the negative cost of mining, which included a base mining cost plus a haul cost internal to each cut based on the elevation difference between the cut exit and the block being evaluated.  The net value per block was divided by the tonnes contained within the block to calculate a net value per tonne for the blocks below topography.

Cut Definition Economics

The economic inputs for the net value calculation per tonne include the metal prices, mill recoveries, smelting and refining recoveries, concentrate transportation and refining costs, royalties and Property operating costs.  The metal prices used for the net value per tonne calculations in the mine plan are:  $14.00/oz ($0.450/g) silver, $5,600/t ($2.54/lb) copper, $1,700/t ($0.77/lb) lead. The mill metallurgical model matrix for recovery and mass pull for the ore types is presented in Section 18.  There are different recoveries for the various cut areas and within the individual cuts depending on oxidation, grade, and lithology considerations.  The concentrate transportation and treatment costs, recoveries and payment terms along with the applicable royalties are included in the financial section of this report (Section 20.13).

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No economic benefit or detrimental value is included for any other elements.  The milling cost is $8.86/t plus an incremental additional cost of $0.7576/t times the combined head grade of lead plus copper.   The Property G&A cost used is $2.03/t ore and a non-mining sustaining capital cost of $1.04/t ore is included for defining the cut limits.

The mining cost is based on previous internal studies and the haulage portion of the mine cost varies by distance from the primary crusher or non-economic material storage facilities and by depth from potential cut exits.  The block model was divided into eight cut areas for the haul cost calculations.  An incremental additional cost is included for tonnage above and below the cut exits as a cost per tonne per metre above or below the exit:  for ore the incremental cost is $0.001/t/m (above exit) and $0.0018/t/m (below exit, and for non-economic material it is $0.001/t/m (above exit) and $0.0028/t/m (below exit).  The non-economic material increment below the cut exit includes an allowance for longer hauls to the storage facilities as material comes from deeper in the cuts.  The non-haul portion of the mine cost used for the cut definition routines is shown in Table 20-1.  The haul portion of the mine cost (excluding the in-cut incremental cost mentioned above) is shown in Table 20-3.

Table 20-2: Mine Cost Inputs for Cut Definition (excluding hauling)

Mining Cost Center	Ore, $/t	Non- Economic Material, $/t
Drill & Blast	0.492	0.304
Loading	0.181	0.181
Auxiliary	0.145	0.145
Cut Dewatering – Above cut exit	0.000	0.000
Cut Dewatering – Below cut exit	0.063	0.063
Mine G&A	0.370	0.370
Sustaining Capital	0.183	0.183
Total – Non-Haul Cost (above cut exit)	1.371	1.183
Total – Non-Haul Cost (below cut exit)	1.434	1.246

Table 20-3: Haul Portion of the Mine Cost Inputs for Cut Definition

Model Area	BH	CH	CN	CZ	GH	LP	NH	VE
Code	1	2	3	4	5	6	7	8
Exit Elevation	1125	1195	1195	1195	1155	1245	1195	1135
Ore Haul, $/t	0.607	0.269	0.269	0.269	0.354	0.373	0.269	0.419
Non-economic Material Haul, $/t	0.215	0.202	0.202	0.202	0.235	0.217	0.202	0.264

BH = Barite Hill CH = Calcite Hill CN = Calcite NW CZ = Connector Zone GH = Galena Hill LP = Loma de La Plata NH = Navidad Hill VE = Valle Esperanza

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Cut Slope Recommendations

The cut slope angles used for the cut definition runs and for the cut design work are based on the results of Golder’s geotechnical assessment for open cut mining at the Project (Golder, 2010a, 2010b).  The Golder work focused on the slope angles for the Loma de La Plata cut and to a lesser extent for the remaining cut areas.  For Loma de La Plata, the design slope angle recommendations are for a maximum inter-ramp slope angle (IRA) of 43° with 38° used in the upper 40 m of pelite.  Much of the west wall of Loma de La Plata is defined by the dip of the ore deposit which is less than the 43° IRA.  For the remaining cuts, the maximum IRA slope angle of 43° recommended for Loma de La Plata is to be used for this PA study, with the exception of Barite Hill when there is uncertainty with respect to weathering.

Golder recommended IRA plus previous design work were combined to select overall slope angles (OSA) as input to the cut definition LG run PAS.  The OSA angles used were 41° for all cuts except Barite Hill where a 35° OSA was used for cut definition runs.  The 41° slope assumes one ramp width in the final cut walls for most cuts.

IMC applied the Golder slope recommendations for the PA cut designs as follows:

•                  Maximum OSA = 41.5° except in Barite Hill where maximum OSA is 35.0°.

•                  Maximum ISA = 43.0°, except in soft pelite where ISA = 35.0°.

•                  Bench face angle = 65.0°.

Cut Definition Runs

A series of cut definition runs were completed by PAS and included the base case, variations in metal prices (from -50% to +40% in 10% increments), plus and minus 20% changes in costs, flatter slopes and limiting the cut bottom elevations to reflect potential underground mining.  The changes to metal prices had the largest impact on percentage change to the Project cashflow per percentage change of the metal price, with all other changes having lesser impacts. The LG cut shell using metal prices that decreased by 20% appears to be a robust choice in respect to maximization of value at the base case input parameters whilst not exposing the mine development to adverse cost estimation risk.  The incremental difference in undiscounted cashflow between the -20% metal price shell and the base case metal price shell is only 4.5%.  Table 20-4 summarizes the tonnage contained in the -20% LG shell by cut area.  The ore tonnage is the combination of all ore types.

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Table 20-4: Cut Definition Leach Grossman Shell Used for Cut Design Guidance

Cut Area	Ore, Millions tonnes	Silver, g/t	Copper,%	Lead, %	Non- Economic Material Millions tonnes	W/O ratio	Profit $/t ore
LP	22.3	180	0.043	0.07	114.1	5.12	38.84
CH-East	5.6	94	0.054	0.20	5.3	0.95	14.94
CH-West	9.6	111	0.056	0.76	24.5	2.56	22.30
CN	2.2	129	0.033	0.41	9.5	4.34	8.50
VE	15.3	156	0.032	0.17	164.0	10.72	17.17
GH	30.1	163	0.033	2.43	16.5	0.55	16.15
CZ	1.1	169	0.062	0.63	2.2	2.1	16.10
NH	7.3	131	0.189	0.37	7.9	1.09	13.35
BH	3.5	193	0.106	0.17	47.5	13.44	11.57
Total	97.0	155	0.053	0.93	391.5	4.04	21.52

BH = Barite Hill   CH = Calcite Hill   CN = Calcite NW   CZ = Connector Zone

GH = Galena Hill  LP = Loma de La Plata   NH = Navidad Hill   VE = Valle Esperanza

20.5.2                                     Open Cut and Phase Design

IMC used the -20% metal price LG shell as a guide to the designs of the various cuts.  The Calcite Hill, Navidad Hill, Loma de La Plata and Valle Esperanza cuts were sub-divided into two mining phases each.  Phase 2 of Navidad Hill included the Connector Zone.  The cut and phase design parameters in addition to the Golder cut slope interramp angles presented earlier are:

•                  Haul road width = 28 m (including berms and ditches) for two way traffic.

•                  Haul road width = 20 m (including berms and ditches) for one way traffic.

•                  Maximum grade on haul ramps = 10%.

•                  One way traffic ramp width can be used for the bottom benches in a cut.

•                  Minimum cut base width or length = 25 m.

•                  Minimum inside bench toe radius = 12.5 m.

The mining phase designs were completed to match as closely as possible the LG shell limits taking into consideration the additional design limitations.  Haulage ramps were incorporated into the phase designs with particular attention given to the haul ramp exits from the cuts, the mining width geometries, and good ramp alignments to maximize safety and reduce costs.  The non-economic material is a significant portion of the total tonnage mined in many of the mining phases, thus cut exits were designed to provide the shortest non-economic material hauls and if possible also for the ore.  For many of the cuts on the east side of the Project, there is an ore haul exit on the west side of the cut and a non-economic material haul exit on the east or south side of the cut.

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The general layout of the open cuts is shown on Figure 20-1 and the Loma de La Plata cut on the west side of the projects is shown in more detail on Figure 20-2.  The eastern and southern cuts are shown on Figure 20-3.  The mill and infrastructure area is located between the Loma de La Plata cut and the eastern cuts.  The primary crusher is located west of the Calcite Hill cut with the truck discharge into the crusher at the 1191 m elevation.

Three ore types are tabulated from the mine plan:  copper-silver ore, lead-silver ore and lead-pyrite ore.  The lead-silver and lead-pyrite will be blended into one ore type for feed to the concentrator, resulting in only two ore type streams for the concentrator, those being copper-silver and lead-silver.   The cuts and mining phases present different aspects requiring different considerations for inclusion within the overall mining plan.  For example, some have a mix of the ore types while some areas like Loma de La Plata and Valle Esperanza being very low in lead -silver ore, are primary sources of the copper-silver ore type.  Galena Hill has almost no copper-silver ore, but contains all of the pyrite ore.  Galena Hill and the Calcite Hill cut have 87% of the lead-silver ore.  The non-economic material to ore ratios vary from 0.71 in the Galena Hill cut to 13.22 in the Valle Esperanza cut.

The ore tonnage is tabulated using a net value cutoff of $0.10/t.  The net value is based on the metal prices ($14.00/oz (0.450/g) silver, $5,600/t ($2.54/lb) copper, $1,700/t ($0.77/lb) lead) plus all recoveries, post Property costs for concentrate and all Property operating costs (processing, G&A and mining cost of the ore).  The tonnages and relative percentage of the ore types by mining phase are shown on Table 20-5.  The tonnages of ore and non-economic material by mining phase are shown on Table 20-6.

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Table 20-5: Ore Tonnage and Relative Percent by Ore Type in Phase Designs

		Ore Type Tonnage (kt)				Percent of Each Ore Type by Phase
Cut Area	Phase	Copper- Silver	Lead- Silver	Lead- Pyrite	Total	Copper- Silver	Lead- Silver	Lead- Pyrite
Loma de La Plata	Road Fill	0	0	0	0
Loma de La Plata	Phase 1	11,519	42	0	11,561	99.64%	0.36%	0.00%
Loma de La Plata	Phase 2	8,700	157	0	8,857	98.32%	1.77%	0.00%

Calcite Hill	Phase 1	1,142	2,178	0	3,320	34.40%	65.60%	0.00%
Calcite Hill	Phase 2	10,433	2,928	0	13,361	78.09%	21.91%	0.00%
Navidad Hill	Phase 1	1,997	702	0	2,699	73.99%	26.01%	0.00%
Navidad Hill	Phase 2	2,827	678	0	3,505	80.66%	19.34%	0.00%

Calcite Northwest	Phase 1	1,304	581	0	1,885	69.18%	30.82%	0.00%

Galena Hill	Phase 1	342	14,978	13,383	28,703	1.19%	52.18%	46.63%

Barite Hill	Phase 1	2,660	271	0	2,931	90.75%	9.25%	0.00%

Valle Esperanza	Phase 1	5,058	459	0	5,517	91.68%	8.32%	0.00%
Valle esperanza	Phase 2	6,890	217	0	7,107	98.23%	3.05%	0.00%

All Cuts		52,872	23,191	13,383	89,446	59.11%	25.93%	14.96%

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Table 20-6: Summary of Phase Tonnage

		Phase	Copper-Silver Ore (>= 0.10/t net value)				Lead-Silver Ore (>= 0.10/t net value)				Lead-Pyrite Ores (>= 0.10/t net value)
Location	Description	name	kt	Ag, ppm	Pb, %	Cu, %	kt	Ag, ppm	Pb, %	Cu, %	kt	Ag, ppm	Pb, %	Cu, %

Northeast
Calcite Northwest	one Phase	cn01tr09	1,304	148.2	0.35	0.04	581	96.9	0.58	0.02	0
Calcite Hill	Phase 1	ch01tr09	1,142	185.3	0.37	0.08	2,178	98.3	1.94	0.05	0
Navidad Hill	Phase 1	nv01tr09	1,997	166.9	0.31	0.19	702	179.3	1.51	0.14	0
Calcite Hill	Phase 2	ch02tr09	10,433	100.3	0.13	0.07	2,928	71.8	1.14	0.03	0
Navidad Hill	Phase 2	nv02tr09	2,827	148.3	0.18	0.23	678	153.9	0.72	0.05	0
East
Galena Hill	one phase	gh01tr09	342	260.9	0.48	0.04	14,978	109.4	2.29	0.01	13,383	227.5	2.86	0.06
Barite Hill	one Phase	bh01tr09	2,660	207.8	0.13	0.12	271	106.5	0.54	0.03	0
South
Valle Espranza	Phase 1	ve01tr09	5,058	114.9	0.14	0.03	459	92.4	0.47	0.01	0
Valle Espranza	Phase 2	ve02tr09	6,890	210.6	0.18	0.04	217	92.0	0.41	0.02	0
West
Loma del Plata		lp01S1	0				0				0
Loma del Plata	Phase 1	lp01tr09	11,519	203.2	0.06	0.04	42	68.4	0.31	0.02	0
Loma del Plata	Phase 2	lp02tr09	8,700	164.0	0.07	0.05	157	85.1	0.43	0.02	0

Total			52,872	163.5	0.13	0.07	23,191	106.0	1.91	0.02	13,383	227.5	2.86	0.06

		Phase	All Ore Types (>= 0.10/t net value)				Non-Econ.	Total	W/O
Location	Description	name	ktonnes	Ag, ppm	Pb, %	Cu, %	ktonnes	ktonnes	Ratio

Northeast
Calcite Northwest	one Phase	cn01tr09	1,885	132.4	0.42	0.03	10,096	11,981	5.36
Calcite Hill	Phase 1	ch01tr09	3,320	128.3	1.40	0.06	16,463	19,783	4.96
Navidad Hill	Phase 1	nv01tr09	2,699	170.1	0.62	0.18	6,668	9,367	2.47
Calcite Hill	Phase 2	ch02tr09	13,361	94.0	0.35	0.06	27,704	41,065	2.07
Navidad Hill	Phase 2	nv02tr09	3,505	149.4	0.29	0.20	5,638	9,143	1.61
East
Galena Hill	one phase	gh01tr09	28,703	166.3	2.53	0.03	20,326	49,029	0.71
Barite Hill	one Phase	bh01tr09	2,931	198.4	0.17	0.12	47,499	50,430	16.21
South
Valle Espranza	Phase 1	ve01tr09	5,517	113.1	0.17	0.03	95,568	101,085	17.32
Valle Espranza	Phase 2	ve02tr09	7,107	207.0	0.19	0.04	71,306	78,413	10.03
West
Loma del Plata		lp01S1	0				2,175	2,175
Loma del Plata	Phase 1	lp01tr09	11,561	202.7	0.06	0.04	31,932	43,493	2.76
Loma del Plata	Phase 2	lp02tr09	8,857	162.6	0.08	0.04	82,708	91,565	9.34

Total			89,446	158.2	1.00	0.05	418,083	507,529	4.67

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Figure 20-1: Layout of Open Cuts

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Figure 20-2: West Cut, Loma de La Plata

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5,305,000 N
5,304,000 N
5,303,000 N
2,514,000 N
2,515,000 N
2,516,000 N
2,517,000 N
Calcite Northwest
Calcite Hill
Navidad
Connector Zone
Galena Hill
Valle de Espranza
Barite Hill
N
0
100
200
300
400
500
METERS

Figure 20-3: East and South Cuts (Calcite NW, Calcite Hill, Navidad Hill, Galena Hill, Barite Hill, Valle Esperanza)

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20.5.3                                     Mine Production Schedule

A mine production schedule was developed to provide continuous ore feed to the mill at a rate of 15,000 tpd.  For the mine schedule there are three ore types tabulated (copper-silver ore, lead-silver ore and pyrite ore) which will be processed either jointly or on a campaign basis.   The lead-silver and pyrite ores are assumed to be processed jointly in this schedule and are referred to as the lead-silver ore.  This approach may be modified as the metallurgical test work continues.  The copper-silver ore is 59% of the total ore tonnage over the life of the mine and the balance (41%) is a combination of the lead-silver and lead-pyrite ores.  Each of the ore types (copper-silver versus lead-silver) will be processed for several days or weeks depending on the availability of that ore type in the mining phases which are actively being mined (plus tonnage in a run of mine stockpile near the primary crusher) and the availability of the other ore type.  Galena Hill is the primary source for the pyrite ore whereas Loma de La Plata and Valle Esperanza are predominately copper-silver ore.  The other cuts generally have both ore types which are discretely available as the mining develops.  While one ore type is being crushed and processed, the other ore type will either be left in the cut or mined and stockpiled near the primary crusher. Stockpiling of the ore above the mill cutoff grade will only be done for ore areas in cuts with a close association of both ore types.  It is preferred to minimize the stockpiling of ore which will be processed in the future.

The mine schedule is based on the criteria listed below.

•                  Maintain the ore to the mill at 15,000 tpd for 365 days per year (5.475 Mt per year) after the year 1 ramp-up period.

•                  Have both types of ore available in the cuts being actively mined.

•                  There is no annual restriction of ore percentages, but the ore values and non-economic material to ore tonnage ratios require a blend of ore types be delivered to the primary crusher on an annual basis (but the ore types will be processed on a campaign basis).

•                  Mine the highest value ore as early as possible in the mine life.

•                  Maintain a consistent total tonnage mining rate.

•                  Have a reasonable descent rate within the mining phases (number of benches mined per year).

•                  Balance the haulage distances from one year to the next as much as possible.

The mine production schedule lasts 14.9 years after a pre-production and construction period with an additional 1.6 years of re-handling ore from a low grade stockpile for plant feed for additional time after the mining is completed.  The year 1 mill tonnage is 4,544 kt (combined tonnage mined in pre-production and year 1) which is 83% of a full year’s production rate.  This production rate reduction is an allowance for mill commissioning and start up.  There are 6,349 kt of non-economic material mined during pre-production of which the majority is used to construct the initial embankment for the tailings storage facility.  The balance is used to build the base for the stockpile area near the primary crusher and an upper fill ramp in the Loma de La Plata cut.

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A series of trial mine production schedules were completed and compared on a simplistic cashflow basis.  Schedules with a flat net value cutoff grade approach and schedules with an elevated cutoff grade (and stockpiling of the lower grade material) were compared.  The best net present value (NPV) schedule is one that used an elevated cutoff grade during years 4 through 11 during which 12.56 Mt of lower grade material was stockpiled for processing during years 13 through 17 of the plan.

The total mining tonnage rate reaches its maximum of 40 Mt per year in year 4 and this rate is maintained through year 13 after which the non-economic material stripping tonnage rate drops off.  The non-economic material is placed in storage facilities as close as possible to the cut exits.  The Galena Hill cut is mined out by the end of year 11 and backfilling of it with non-economic material from Valle Esperanza occurs during year 12 through 15.  A summary of the mine production schedule is presented on Table 20-7 and the ore and non-economic material production by phase by year is shown on Table 20-8.

The cut and non-economic material storage facility configurations for selected years of the mine plan are shown on Figure 20-4 (end of year 1), Figure 20-5 (end of year 3), Figure 20-6 (end of year 5), Figure 20-7 (end of year 10), Figure 20-8 (end of year 15, end of cut mining) and Figure 20-9 (end of year 17, completion of low grade stockpile reclaim).

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Table 20-7: PA Mine Production Schedule

Net Value/tonne Cutoff	Year -1 0.10	Year 1 0.10	Year 2 0.10	Year 3 0.10	Year 4 10.00	Year 5 6.00	Year 6 6.00	Year 7 10.00	Year 8 10.00	Year 9 10.00	Year 10 2.00	Year 11 2.00	Year 12 0.10	Year 13 0.10	Year 14 0.10	Year 15 0.10	Year 16 0.10	Year 17 0.10	Total

DIRECT MILL FEED (PIT TO CRUSHER)
Copper-Silver Ore Mined
kt	520	3,079	2,995	3,589	2,601	2,755	2,945	3,547	3,882	4,388	2,447	1,677	496	1,759	4,353	4,743	0	0	45,776
Ag, ppm	209.3	253.2	238.7	170.3	166.3	192.3	149.3	143.5	155.6	168.3	106.0	110.1	141.2	190.4	209.9	200.1			178.7
Pb,%	0.17	0.08	0.08	0.07	0.19	0.23	0.10	0.15	0.13	0.12	0.14	0.12	0.11	0.12	0.20	0.21			0.14
Cu,%	0.02	0.04	0.03	0.06	0.11	0.21	0.06	0.05	0.05	0.07	0.04	0.04	0.05	0.04	0.05	0.08			0.07

Lead-Silver Ore Mined
kt	131	731	1,480	1,216	1,862	1,526	1,337	1,351	1,044	625	1,556	2,155	2,725	294	526	356	0	0	18,915
Ag, ppm	71.5	149.0	110.7	87.8	154.7	149.2	133.4	116.4	99.5	122.9	114.7	99.8	88.9	102.5	96.4	100.2			114.9
Pb,%	0.62	2.14	2.24	1.85	2.46	2.33	2.21	1.65	2.13	2.02	2.26	2.36	2.09	1.21	0.56	0.50			2.07
Cu,%	0.00	0.01	0.01	0.04	0.06	0.04	0.02	0.04	0.02	0.02	0.01	0.01	0.02	0.03	0.02	0.02			0.03

Lead - Pyrite Ore Mined
kt	0	83	999	669	1,012	1,194	1,193	577	549	462	1,473	1,643	2,253	83	0	0	0	0	12,190
Ag, ppm		220.6	258.2	289.5	309.8	301.1	279.4	282.9	261.3	251.8	224.9	173.3	119.0	82.5					228.9
Pb,%		4.32	2.25	2.68	3.22	3.02	3.25	3.74	3.83	3.78	3.07	3.01	2.70	3.10					3.03
Cu,%		0.01	0.07	0.07	0.07	0.07	0.07	0.06	0.06	0.06	0.06	0.04	0.02	0.01					0.05

Total Ore Mined as Mill Feed
kt	651	3,893	5,474	5,474	5,475	5,475	5,475	5,475	5,475	5,475	5,476	5,475	5,474	2,136	4,879	5,099	0	0	76,881
Ag, ppm	181.6	232.9	207.7	166.5	188.9	204.0	173.8	151.5	155.5	170.2	140.5	125.0	106.0	174.1	197.7	193.1			171.0
Pb,%	0.26	0.56	1.06	0.78	1.52	1.42	1.30	0.90	0.88	0.65	1.53	1.87	2.16	0.39	0.24	0.23			1.07
Cu,%	0.02	0.03	0.03	0.06	0.09	0.13	0.05	0.05	0.05	0.06	0.04	0.03	0.02	0.04	0.05	0.08			0.05

TO LOW GRADE STOCKPILE
Copper-Silver Low Grade Mined & Stockpiled
kt					986	797	709	1,262	1,136	1,896	239	73							7,098
Ag, ppm					77.8	95.5	70.3	61.3	59.4	53.7	49.2	51.0							65.5
Pb,%					0.12	0.12	0.03	0.08	0.10	0.08	0.07	0.06							0.09
Cu,%					0.07	0.18	0.10	0.04	0.06	0.07	0.03	0.03							0.08

Lead-Silver Low Grade Mined & Stockpiled
kt					937	380	447	1,060	786	381	125	158							4,274
Ag, ppm					69.9	71.3	87.0	64.7	59.0	63.5	50.0	48.1							66.6
Pb,%					1.53	1.29	1.04	0.99	1.10	1.14	1.36	1.32							1.20
Cu,%					0.03	0.02	0.02	0.02	0.02	0.02	0.01	0.01							0.02

Lead - Pyrite Low Grade Mined & Stockpiled
kt					325	124	105	178	195	160	41	64							1,192
Ag, ppm					248.8	201.9	197.3	215.5	211.7	214.8	166.7	110.0							213.5
Pb,%					1.05	1.31	0.88	1.02	1.07	1.11	0.94	1.32							1.08
Cu,%					0.08	0.06	0.08	0.07	0.08	0.08	0.06	0.04							0.07

Total Low Grade Mined & Stockpiled
kt	0	0	0	0	2,248	1,301	1,261	2,500	2,117	2,437	405	295	0	0	0	0	0	0	12,564
Ag, ppm					99.2	98.6	86.8	73.7	73.3	65.8	61.3	62.2							79.9
Pb,%					0.84	0.58	0.46	0.53	0.56	0.31	0.56	1.01							0.56
Cu,%					0.05	0.12	0.07	0.03	0.05	0.06	0.03	0.02							0.06

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Net Value/tonne Cutoff	Year -1 0.10	Year 1 0.10	Year 2 0.10	Year 3 0.10	Year 4 10.00	Year 5 6.00	Year 6 6.00	Year 7 10.00	Year 8 10.00	Year 9 10.00	Year 10 2.00	Year 11 2.00	Year 12 0.10	Year 13 0.10	Year 14 0.10	Year 15 0.10	Year 16 0.10	Year 17 0.10	Total

LOW GRADE STOCKPILE RECLAIM
Copper-Silver Low Grade Mill Feed
ktonnes														1,843	328	207	3,126	1,594	7,098
Ag, ppm														70.4	70.4	70.4	63.3	62.3	65.5
Pb,%														0.10	0.10	0.10	0.08	0.08	0.09
Cu,%														0.06	0.06	0.06	0.08	0.08	0.08

Lead-Silver Low Grade Mill Feed
ktonnes														1,114	198	125	1,879	958	4,274
Ag, ppm														72.0	72.0	72.0	64.2	63.1	66.6
Pb,%														1.34	1.34	1.34	1.14	1.11	1.20
Cu,%														0.02	0.02	0.02	0.02	0.02	0.02

Lead - Pyrite Low Grade Mill Feed
ktonnes														381	68	43	472	228	1,192
Ag, ppm														241.0	241.0	241.0	197.0	188.2	213.5
Pb,%														1.14	1.14	1.14	1.04	1.02	1.08
Cu,%														0.08	0.08	0.08	0.07	0.07	0.07

Total Low Grade Mill Feed
ktonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	3,338	595	375	5,476	2,780	12,564
Ag, ppm														90.5	90.5	90.5	75.1	72.9	79.9
Pb,%														0.63	0.63	0.63	0.53	0.51	0.56
Cu,%														0.05	0.05	0.05	0.06	0.06	0.06

Total Mill Feed (Pit Ore + Low Grade Stockpile Reclaim)
ktonnes	651	3,893	5,474	5,474	5,475	5,475	5,475	5,475	5,475	5,475	5,476	5,475	5,474	5,474	5,474	5,474	5,476	2,780	89,445
Ag, ppm	181.6	232.9	207.7	166.5	188.9	204.0	173.8	151.5	155.5	170.2	140.5	125.0	106.0	123.1	186.0	186.1	75.1	72.9	158.2
Pb,%	0.26	0.56	1.06	0.78	1.52	1.42	1.30	0.90	0.88	0.65	1.53	1.87	2.16	0.54	0.28	0.26	0.53	0.51	1.00
Cu,%	0.02	0.03	0.03	0.06	0.09	0.13	0.05	0.05	0.05	0.06	0.04	0.03	0.02	0.05	0.05	0.07	0.06	0.06	0.05

Non-Economic, kt	6,349	11,107	14,526	24,526	32,277	33,224	33,264	32,025	32,408	32,088	34,119	34,230	34,526	37,864	22,393	3,157	0	0	418,083
Low Grade to Stkpile, kt					2,248	1,301	1,261	2,500	2,117	2,437	405	295							12,564
Total, kt	7,000	15,000	20,000	30,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	27,272	8,256	0	0	507,528
Rehandle Ore from Stockpile to Mill, kt														3,338	595	375	5,476	2,780	12,564

Ore Percentage
Copper Ore	79.9%	79.1%	54.7%	65.6%	47.5%	50.3%	53.8%	64.8%	70.9%	80.1%	44.7%	30.6%	9.1%	65.8%	85.5%	90.4%	57.1%	57.3%	59.1%
Lead Ore	20.1%	18.8%	27.0%	22.2%	34.0%	27.9%	24.4%	24.7%	19.1%	11.4%	28.4%	39.4%	49.8%	25.7%	13.2%	8.8%	34.3%	34.5%	25.9%
Lead-Pyrite Ore	0.0%	2.1%	18.2%	12.2%	18.5%	21.8%	21.8%	10.5%	10.0%	8.4%	26.9%	30.0%	41.2%	8.5%	1.2%	0.8%	8.6%	8.2%	15.0%

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Table 20-8: PA Production Schedule – Ore and Non-Economic Material Tonnage by Mining Phase

Location		Year -1 ktonnes	Year 1 ktonnes	Year 2 ktonnes	Year 3 ktonnes	Year 4 ktonnes	Year 5 ktonnes	Year 6 ktonnes	Year 7 ktonnes	Year 8 ktonnes	Year 9 ktonnes	Year 10 ktonnes	Year 11 ktonnes	Year 12 ktonnes	Year 13 ktonnes	Year 14 ktonnes	Year 15 ktonnes	Total ktonnes

Northeast
Calcite Northwest	ore															678	1,207	1,885
	low grade																	0
	waste														1,865	8,129	103	10,097
	total														1,865	8,807	1,310	11,982
Calcite Hill - ph 1	ore	213	0	0	626	990	1,114											2,943
	low grade					338	40											378
	waste	4,057	6,167	1,269	4,251	652	66											16,462
	total	4,270	6,167	1,269	4,877	1,980	1,220											19,783
Navidad Hill - ph 1	ore				178	1,386	443											2,007
	low grade					571	119											690
	waste				2,254	4,092	324											6,670
	total				2,432	6,049	886											9,367
Calcite Hill - ph 2	ore						23	0	2,206	2,688	3,131	766	240					9,054
	low grade						99	9	1,193	1,174	1,715	101	14					4,305
	waste						570	6,222	11,469	3,351	4,870	1,197	27					27,706
	total						692	6,231	14,868	7,213	9,716	2,064	281					41,065
Navidad Hill - ph 2	ore						1,288	665	242									2,195
	low grade						645	601	61									1,307
	waste						2,091	2,638	912									5,641
	total						4,024	3,904	1,215									9,143
East
Galena Hill	ore		884	2,633	1,282	1,723	2,170	2,219	1,030	1,000	858	2,993	3,658	4,930	198			25,578
	low grade					831	330	327	432	450	374	165	217					3,126
	waste		2,841	5,672	2,208	3,530	1,902	1,123	513	378	243	382	501	884	148			20,325
	total		3,725	8,305	3,490	6,084	4,402	3,669	1,975	1,828	1,475	3,540	4,376	5,814	346			49,029
Barite Hill	ore														300	1,130	1,496	2,926
	low grade									6								6
	waste								4,089	4,115	0	0	7,808	9,498	13,710	6,570	1,708	47,498
	total								4,089	4,121	0	0	7,808	9,498	14,010	7,700	3,204	50,430
South
Valle de Espranza phase 1	ore								130	323	412	1,716	1,577	544				4,702
	low grade								111	253	249	138	64					815
	waste								6,055	20,936	23,344	31,969	11,526	1,738				95,568
	total								6,296	21,512	24,005	33,823	13,167	2,282				101,085
Valle de Espranza phase 2	ore														1,638	3,071	2,397	7,106
	low grade																	0
	waste										2,778	573	14,368	22,406	22,141	7,695	1,345	71,306
	total										2,778	573	14,368	22,406	23,779	10,766	3,742	78,412
West
Loma del Plata road fill	ore																	0
	low grade																	0
	waste	2,175																2,175
	total	2,175																2,175
Loma del Plata phase 1	ore	438	3,009	2,842	3,388	1,375												11,052
	low grade					509												509
	waste	117	2,099	7,584	15,813	6,319												31,932
	total	555	5,108	10,426	19,201	8,203												43,493
Loma del Plata phase 2	ore						436	2,590	1,866	1,464	1,074							7,430
	low grade						68	323	701	235	99							1,426
	waste					17,684	28,272	23,283	8,990	3,627	853							82,709
	total					17,684	28,776	26,196	11,557	5,326	2,026							91,565
TOTAL	ore	651	3,893	5,475	5,474	5,474	5,474	5,474	5,474	5,475	5,475	5,475	5,475	5,474	2,136	4,879	5,100	76,878
	low grade	0	0	0	0	2,249	1,301	1,260	2,498	2,118	2,437	404	295	0	0	0	0	12,562
	waste	6,349	11,107	14,525	24,526	32,277	33,225	33,266	32,028	32,407	32,088	34,121	34,230	34,526	37,864	22,394	3,156	418,089
	Total	7,000	15,000	20,000	30,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	27,273	8,256	507,529

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Figure 20-4: PA Mine Schedule — End of Year 1

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Figure 20-5: PA Mine Schedule End of Year 3

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Pan American Silver Corp.
Navidad Project
End of Year 5
Pit and Dump Advances
PEA Schedule
1:10000
22801
N
0
250
500
1000
METERS
1:10000

Figure 20-6: PA Mine Schedule — End of Year 5

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Pan American Silver Corp.
End of Year 10
Pit and Dump Advances
PEA Schedule
1:10000
22801
N
METERS
1:10000
0
250
500
750
1000

Figure 20-7: PA Mine Schedule — End of Year 10

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Pan American Silver Corp.
End of Year 15
Pit and Dump Advances
PEA Schedule
1:10000
22801
N
0
250
500
750
1000
METERS
1:10000

Figure 20-8: PA Mine Schedule — End of Year 15 (end of cut mining)

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Pan American Silver Corp.
Nov. 2010
End of Year 17
Pit and Dump Advances
PEA Schedule
1/10000
22801
2,511,000 N
2,512,000 N
2,513,000 N
2,514,000 N
2,515,000 N
2,518,000 N
8,306,000 N
8,304,000 N
8,302,000 N
N
0
250
500
750
1000
METERS
1/10000

Figure 20-9: PA Mine Schedule — End of Year 17 (end of low grade stockpile reclaim)

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20.5.4                                     Non-Economical Material Storage Facilities

The non-economical material is to be stored on the Property with consideration to a number of criteria.  Non-economical material not used for construction material at the tailings storage facility or to construct the base for the run of mine stock pile area is placed in storage facilities close to the cut exits.  A limited amount of storage of non-economic material in mined out cuts has been modelled; however, the environmental and economic benefits and the possibility of sterilizing areas of future exploration potential require further review.  The design criteria for the facility construction are:

•                  Avoid the major drainage east of the eastern cuts.

•                  Minimize the impoundment of runoff if storage facilities are placed in low or valley areas.

•                  Place external storage facilities as close to the cut exits as possible to minimize land area impact and maintain short hauls.

•                  Design external storage facilities on 30 m lifts with set-backs between the lifts sufficient that when dozed, the overall slope of the pile will be about 20°.

•                  The material swell from in-situ in the cut to the settled volume in the storage facility was estimated at 30%.

The non-economical material tonnages mined by year and placed in the various storage areas is shown on Table 20-8 in the previous report section.  The non-economical material tonnage by year and mining phase and its destinations are shown on Table 20-9.   The location of the non-economical material storage facilities is shown on the maps included at the end of the previous section in this report.

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Table 20-9: Non- Economic Material Tonnage by Year and by Storage Facility Locations

Source Location	Year -1 ktonnes	Year 1 ktonnes	Year 2 ktonnes	Year 3 ktonnes	Year 4 ktonnes	Year 5 ktonnes	Year 6 ktonnes	Year 7 ktonnes	Year 8 ktonnes	Year 9 ktonnes	Year 10 ktonnes	Year 11 ktonnes	Year 12 ktonnes	Year 13 ktonnes	Year 14 ktonnes	Year 15 ktonnes	Total ktonnes

Northeast
Calcite Northwest														1,865	8,129	103	10,097
Calcite Hill - ph 1	4,057	6,167	1,269	4,251	652	66											16,462
Navidad Hill - ph 1				2,254	4,092	324											6,670
Calcite Hill - ph 2						570	6,222	11,469	3,351	4,870	1,197	27					27,706
Navidad Hill - ph 2						2,091	2,638	912									5,641
East
Galena Hill		2,841	5,672	2,208	3,530	1,902	1,123	513	378	243	382	501	884	148			20,325
Barite Hill								4,089	4,115	0	0	7,808	9,498	13,710	6,570	1,708	47,498
South
Espranza - ph 1								6,055	20,936	23,344	31,969	11,526	1,738				95,568
Espranza - ph 2										2,778	573	14,368	22,406	22,141	7,695	1,345	71,306
West
Loma del Plata -road	2,175																2,175
Loma del Plata - ph1	117	2,099	7,584	15,813	6,319												31,932
Loma del Plata - ph2					17,684	28,272	23,283	8,990	3,627	853							82,709
Total	6,349	11,107	14,525	24,526	32,277	33,225	33,266	32,028	32,407	32,088	34,121	34,230	34,526	37,864	22,394	3,156	418,089

Destination Location	Year -1 ktonnes	Year 1 ktonnes	Year 2 ktonnes	Year 3 ktonnes	Year 4 ktonnes	Year 5 ktonnes	Year 6 ktonnes	Year 7 ktonnes	Year 8 ktonnes	Year 9 ktonnes	Year 10 ktonnes	Year 11 ktonnes	Year 12 ktonnes	Year 13 ktonnes	Year 14 ktonnes	Year 15 ktonnes	Total ktonnes

Loma Rd fill	2,175																2,175
Stockpile Base	2,102	123															2,225
Tailing Dam	1,956	1,665			3,815				2,913								10,349

Northwest Dump	116	2,099	7,584	15,814	20,188	28,272	23,283	8,990	3,626	853							110,825

Northeast Dump		4,379	1,269	6,505	4,742	3,049	8,859	12,380	3,351	4,870	1,198	27	6,035				56,664
Northeast - South								6,054	18,027								24,081
North Dump														1,865	8,128	103	10,096

Southeast Dump								4,089	4,121			7,808	18,552	13,710	6,570	1,709	56,559

South Valle Dump		2,841	5,672	2,207	3,532	1,904	1,124	515	369	26,365	32,923	26,395	9,939	148			113,934

Galena Hill Backfill														22,141	7,696	1,344	31,181

Total	6,349	11,107	14,525	24,526	32,277	33,225	33,266	32,028	32,407	32,088	34,121	34,230	34,526	37,864	22,394	3,156	418,089

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20.5.5                                     Mine Equipment

The mining will be done by conventional open cut mining methods with the ore and associated non-economic material being mined on 5 m high benches and the non-economic material only tonnage being mined on 10 m high benches.  The ore and non-economic material will be drilled and blasted,  then loaded into 150 t trucks by a combination of backhoe loaders (17.0 m3 bucket size) and hydraulic front shovels (23.2 m3).  The mine equipment fleet has been sized to accomplish the following tasks:

•                  Drill and blast the ore and non-economic material tonnage on a combination of 5 and 10 m benches.

•                  Load ore and non-economic material using either the backhoes (ore and associated non-economic material on 5 m benches) or the hydraulic shovels (non-economic material on 10 m benches).

•                  Haul the ore to the primary crusher or adjacent run of mine ore stockpile.

•                  Haul non-economic material to its final destination, including hauling non-economic material to the 7A tailing impoundment area (but not construction of the embankment).

•                  Construct and maintain all roads used by the mine equipment, including berms and ditches.

•                  Maintain all non-economic material storage locations.

•                  Clean up in active mining areas.

•                  Other activities as needed to maintain a good working environment in the mine areas.

The mine fleet requirements are calculated based on the productivity of the individual equipment pieces, the mine shift schedule (two 10 hour shifts per day, 360 days per year, an allowance of five days per year lost for weather impacts), and mechanical availability and use of the mechanical availability.  The haul truck requirements are based on a haul simulation over the haul road system shown on the cut and storage facility advance maps.  The haul profile for ore and non-economic material from each mining area to each destination was measured for each of the mining years.

The ten hour (600 minutes) production shift is reduced by 80 minutes for scheduled non-productive time (10 minutes for travel time, shift change and blasting; 10 minutes for equipment inspection, and 60 minutes for meals and breaks).  The remaining 520 minutes is equipment operating time to which an efficiency factor of 83.3% (50 minute hour) is applied to account for unscheduled delays impacting the operator and machine (discussions with the supervisor, waiting for other equipment which might be an obstruction, change of work locations, etc).  This results in 443 minutes (7.38 hours) of productive time per 10 hour shift.

The equipment calculations are based on average dry bulk density of 2.54 for ore and 2.50 for non-economic material.  The moisture content is assumed to be 3% and the material handling swell is 40%.

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The equipment manufacturers shown on the accompanying tables are not recommendations for purchase, but are representative of the equipment type and size for the Navidad Project and were used to determine the number of units required and operating hours for cost estimation.

The total fleet requirements throughout the life of the mine are shown on Table 20-10.

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Table 20-10: Mine Equipment Fleet Requirements and Equipment Fleet on the Property

Required Mine Fleet	Time Periods (years)
Equipment Type	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
IR DM45 Blasthole Drill	1	2	3	4	5	5	5	5	5	5	5	5	4	4	4	2	0	0
23.2 cu. m. Hyd. Shovel	1	1	2	2	3	3	3	3	3	3	3	3	3	3	2	1	0	0
RH 120 Backhoe Loader	1	1	1	2	2	2	2	2	2	2	2	2	1	2	1	1	1	1
Cat 785C Haul Truck	4	7	7	9	13	16	18	17	20	17	20	19	23	21	15	7	2	2
D10T Track Dozer	4	4	4	4	4	4	5	5	4	4	4	4	3	3	3	3	1	2
834H Wheel Dozer	2	2	2	2	3	3	3	3	3	3	3	3	3	2	2	2	1	1
16M Motor Grader	2	2	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	1
777F Water Truck	2	2	1	1	1	2	1	2	2	2	1	1	2	1	2	2	1	1
992K Loader	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
773F Haul Truck	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1
ROCL8 Rock Drill	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
329D Excavator	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Total	22	26	28	32	39	43	45	45	47	44	46	45	47	44	37	26	13	12

Mine Fleet On Property	Time Periods (years)
Equipment Type	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
IR DM45 Blasthole Drill	2	2	3	4	5	5	5	5	5	5	5	5	5	5	5	5	5	5
23.2 cu. m. Hyd. Shovel	1	1	2	2	3	3	3	3	3	3	3	3	3	3	3	3	3	3
RH 120 Backhoe Loader	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 785C Haul Truck	4	7	7	9	13	16	18	18	20	20	20	20	23	23	23	23	23	23
D10T Track Dozer	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4
834H Wheel Dozer	2	2	2	2	3	3	3	3	3	3	3	3	3	3	3	3	3	3
16M Motor Grader	2	2	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
777F Water Truck	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
992K Loader	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
773F Haul Truck	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1
ROCL8 Rock Drill	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
329D Excavator	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Total	23	27	30	33	40	43	45	45	47	47	47	47	50	50	50	50	50	50

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

20.5.6                                     Mine Personnel

The mine hourly and salaried staff requirements were determined from the equipment requirements for the mine production schedule and the associated activities of equipment maintenance, engineering and geology. The mine operating schedule is two 10 hour shifts per day, seven days per week, 52 weeks per year which requires four crews to provide full coverage.

The number of mine equipment operators along with the other operations personnel for running the other support equipment (service crew), blasting, dispatch operators and general labourers peaks at 157 persons in year 8.  The maintenance crew has 111 persons in year 8.  It is assumed that there is some cross-training of job skills and operating personnel are trained to operate more than one piece of equipment.  There is an allowance of 10% to cover vacations, sick leave and absenteeism.

The salaried staff requirements are 45 persons in most years for mine operations (12 people), mine maintenance (11 people), mine engineering (12 people) and geology (10 people).

20.6                                                15,000 MTPD CONCENTRATOR

Please refer to M3 drawings in Section 26:

•                  Overall Process Flow Diagram 000-FS-200

•                  Overall Site General Arrangement 000-GA-002

•                  Partial Site Plan 000-GA-003

A processing plant with a capacity of 15,000 tpd has been selected as the optimum size given the separate open cut configuration.  The Navidad plant will be designed to process two distinct ore types in campaigns at a total annual rate of 5.475 Mt to produce two distinct and separate flotation concentrates described as a copper-silver concentrate and a lead-silver concentrate. The processing facilities are centered between the Loma de La Plata cut in the west and the Navidad Hill cuts in the east.  Tailings dam location 7A has been selected and is 5 km south of the mill. The Loma de La Plata cut and parts of others will provide primarily a copper-silver ore. The Galena Hill cut and parts of others are primarily a lead-silver ore.

The Overall Process Flow Diagram prepared by M3 is shown in Figure 20-10.

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ROCK BREAKER
PRIMARY CRUSHER 54x74
PRIMARY CRUSHING DISCHARGE FEEDER
CONVEYOR
COARSE ORE STOCKPILE FEED STACKER
COARSE ORE BIN
COARSE ORE STOCKPILE Cu-Ag 15,000 MT LIVE
COARSE ORE STOCKPILE Pb-Ag 15,000 MT LIVE
COARSE ORE RECLAIM FEEDER (3)
COARSE ORE FEEDER
SAG MILL
SAG MILL DISCHARGE SCREEN
FUTURE PEBBLE CRUSHER SURGE BIN
FUTURE PEBBLE CRUSHER
CONCRETE BUNKER
BALL MILL
RUBBER LINED
CYCLONE FEED PUMPS
CYCLONE CLUSTER
TRASH SCREEN
GRAVITY FEED SCALPING SCREEN
CONC
TAIL
GRAVITY CONCENTRATE
GRAVITY CONCENTRATE TREATMENT
SAMPLER
CONDITIONER TANK
ROUGHER FLOTATION CELLS (6) 250 M3
DISTRIBUTION BOX
CLEANER FLOTATION CELLS (8) 8.5 M3
3rd CLEANER
2nd CLEANER
1st CLEANER
CONCENTRATE REGRIND
CONCENTRATE THICKENER
CONCENTRATE FILTER
CONCENTRATE BIN
DRYER
OIL HEATER
HOLD
PACKAGING SYSTEM
20,000 MT
BULK WET CONCENTRATE
TRUCK SCALE
TO PORT
BULK CONCENTRATE STORAGE
TAILING THICKENER
TO DISTRIBUTION
"NET" EVAPORATION
PROCESS WATER/EVENT POND
COLLECTION SYSTEM RETURN POND AND PUMP
TAILING POND
SETTLED SOLIDS
NOTE:
1. SAMPLERS FOR LOCATION ONLY.
LEGEND
MAIN PROCESS FLOW
INTERMITTENT FLOW
EQUIPMENT PACKAGE
FUTURE

DO NOT SCALE 11x17 DRAWINGS

PRELIMINARY
NOT FOR CONSTRUCTION

15,000 MTPD - PEA

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE: NONE	DATE
DESIGNED BY LT	JUL 10
DRAWN BY TC	JUL 10
CHECKED BY	
PROJECT MGR	
CLIENT APPR.	

m3 — ARCHITECTURE, ENGINEERING, CONSTRUCTION MANAGEMENT

Minera Argenta, S.A.

NAVIDAD PROJECT
OVERALL PROCESS
FLOW SHEET

PROJECT NO.	
DWG NO.	000-FS-200
REV NO. P5	DATE 21 DEC 10

Figure 20-10: Overall Process Flow Diagram (000-FS-200)

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PRELIMINARY ASSESSMENT

Crushing

Run of mine ore is dumped directly into a 54-inch gyratory crusher, or stockpiled on the crusher bench.  The crusher is housed in a 23 m high steel building. The rock size is reduced to a P80 of 150 to 200 mm and is then conveyed for stockpiling and feed to the SAG mill.

Dust is contained at the truck dump location by the building walls and water sprays.  A dry dust collector within this building is used to control dust at the crusher discharge area.

The conveyor from the crusher discharge to the stacker is enclosed.  The stacker has both slewing and luffing capability so that the crushed ore will not be dropped from a great height, thus minimizing dust generation. Additionally, the area was chosen for shelter from the strong prevailing westerly winds. The stacker will normally discharge to a coarse ore bin. The coarse ore storage bin will have 3,000 t live capacity. Reclaim will be by one apron feeder under the bin that feeds onto the SAG mill feed conveyor. The stacker may be moved radially to create two different stockpiles for ore that will be segregated and campaigned through the milling circuit. Each coarse ore stockpile will have a 15,000 t live capacity. Dead storage may be recovered by bulldozer and/or a front end loader. Reclaim feeders in the tunnels beneath the coarse ore stockpiles are arranged to recover ore to the mill circuit. A “wet spray” system will be installed to suppress dust in ore feed streams, transfer points, and dump pocket.

Crushing production rate will be monitored by a belt scale mounted on the stacker. Tramp iron will be removed using a magnet at the discharge of conveyor ahead of the stacker.

Grinding

The grinding circuit will be designed to process an average of 15,000 tpd at 91% availability on a 24 hour per day, 365 days per year basis. Ore will be ground to a final product size of 80% passing 100 to 150 microns in a SAG primary and ball mill secondary grinding circuit.

Primary grinding will be performed in a 9.8 m diameter by 5.2 m (effective grinding length) long SAG mill with two 4,474 kW motors. The SAG mill will operate in closed circuit with a SAG mill discharge screen.

SAG mill discharge screen oversize will report to a series of belt conveyors that will transport the oversize back to the SAG mill feed. The pebbles may be discharged directly to the SAG mill feed or they may be diverted to a pebble pile. SAG mill screen undersize will flow by gravity to the grinding sump where it is combined with ball mill discharge.

Secondary grinding will be performed in a 6.7 m diameter by 9.5 m (effective grinding length) long ball mill powered by two 4,474 kW motors operated in closed circuit with hydrocyclones. The ball mill will discharge over a trommel screen. Ball chips will be rejected out the end of the trommel into a tote bin. Ball mill discharge will be split with a portion feeding the gravity concentrator. The remaining ball mill discharge will be combined with SAG mill discharge screen undersize and gravity concentrator tails in a grinding sump and will be pumped to hydrocyclones for classification. The combined slurry is pumped using variable speed horizontal

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PRELIMINARY ASSESSMENT

centrifugal slurry pumps to the primary cyclone cluster. Hydrocyclone underflow is recycled back to the ball mill for further grinding. Hydrocyclone overflow (final grinding circuit product) will flow by gravity to a vibrating trash screen for removal of tramp material. Trash screen oversize will discharge into a tote bin to be periodically removed for disposal. Trash screen undersize will flow by gravity to the rougher conditioner tank. Cyclone overflow will be sampled prior to rougher flotation.

A separate, dedicated slurry pump will feed ball mill discharge to a scalping screen ahead of the continuous gravity machine. The coarse gravity concentrate will be pumped directly to the concentrate thickener. The gravity concentrate will be sampled prior to being combined with concentrate from the cleaner flotation cells.  The gravity circuit tails will be returned to the ball mill.

A belt weigh scale will monitor the SAG mill discharge screen oversize recycle back to the mill. The belt scale on the SAG mill feed conveyor will provide a signal for adjusting belt feeder speeds and makeup water addition.

Flotation reagents may be added to the SAG mill feed and may be added to the cyclone feed sump prior to flotation.

The grinding and flotation circuit is enclosed. A metal clad mill building of approximately 7,425 m2 (45 m x 165 m) will house the electrical, SAG and ball mill area, flotation facility and reagents. The floor will be concrete on grade with curbs to contain spills within the floor area. The floor will be sloped to sumps and pumps that will pump the contained liquids and solids back to the mill feed. Steel framed maintenance platforms with steel grating will be provided. An overhead crane is provided for maintenance.

Flotation and Regrind

The flotation circuit will consist of one train of rougher cells and two trains of cleaner cells. When copper-silver ore is being processed one cleaner train will be required. When lead-silver ore is being processed both cleaner trains will be required.

The rougher circuit will consist of one train of six 257 m3 tank type, forced air cells, with a drop between each cell and a conditioning tank ahead the first cell. The six cells will be used to float silver, copper and/or lead from the ore. Copper and lead flotation is expected to occur at a natural pH.

Each cleaner train will consist of: a regrind mill, regrind cyclones, a conditioning tank, and one train of eight flotation cells, four first cleaner cells, two second cleaner cells, and two third cleaner cells.

Cyclone overflow at approximately 30% solids will flow by gravity from the primary grinding circuit to the rougher conditioner tank. Slurry from the conditioner tank will overflow by gravity to the first rougher flotation cell.  Rougher flotation tailings from the final rougher cell will be pumped to a high-rate tailings thickener.

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Rougher flotation concentrate will be sent to the rougher concentrate distribution box. From the distribution box, the concentrate will flow by gravity to the regrind cyclone feed pump box. The slurry will be pumped from the pump box using variable speed horizontal centrifugal pumps (one operating and one stand by) to the regrind mill(s) hydrocyclone cluster(s), or may be bypassed directly to the cleaner conditioner cell. Underflow from the regrind cyclone cluster(s) will be returned, by gravity, to the regrind mill(s). Cyclone overflow from the regrind mill cyclone cluster(s) will flow by gravity to the cleaner conditioning tank(s) via the cleaner feed sampler(s).

Rougher concentrate will be reground to a final product size of 80% passing 20 microns in the regrinding circuit.  Reground or bypassed concentrate will flow by gravity from the cleaner conditioning tank to the first cleaner flotation cells. The first cleaner concentrate is pumped using froth pumps (one operating and one standby) into the second cleaner flotation cells and the tailing is pumped (one operating and one standby) back to the rougher circuit or may be bypassed directly to the tail thickener. The second cleaner concentrate will be pumped using froth pumps (one operating and one standby) to the third cleaner flotation cells. The third cleaner concentrate will be pumped using froth pumps (one operating and one standby) to a concentrate thickener.

Automatic samplers and an on-stream analyzer will be provided to sample and monitor designated streams.

Flotation reagents may be added into the rougher conditioning tank and/or may be stage added to the rougher flotation cells. In addition, flotation reagents may be added into the cleaner conditioning tanks ahead of each row and/or may be stage added as needed into the cleaner cells.

Concentrate Dewatering and Filtration

Concentrate from the third cleaner flotation cells will be pumped to a concentrate thickener. There will be two concentrate thickeners, one for each cleaner line. When processing copper-silver ore one cleaner line and one concentrate thickener will be used. When processing lead-silver ore both cleaner lines and both thickeners will be used. Concentrate thickener overflow from each thickener will flow by gravity and be combined in a single tank and will be pumped to the grinding sump for re-use in the process or may be bypassed to the process water pond. Concentrate thickener underflow from each thickener will be pumped (one operating pump and one standby) to individual agitated storage tanks and then to individual pressure filters. Flocculant will be added as needed to aid in solids settling in the thickeners. There will be two concentrate filters, one for each cleaner line.

Filter cake from each filter will drop onto a discharge conveyor that will feed a concentrate bin feed conveyor. Concentrate from the discharge conveyors may be bypassed to a bulk concentrate storage area. Concentrate from the bin feed conveyor will discharge to a diverter gate and may be directed to a bagging system or to a bulk concentrate storage area. The copper-silver concentrate may be dried before bagging for shipment. Loaders will be used to load lead-silver concentrate in bulk trucks for shipping.

A truck scale will be located near the concentrate load out area.

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PRELIMINARY ASSESSMENT

A metal clad concentrate handling building of approximately 4,600 m2 (40 m x 115 m) will house filters, thickeners, concentrate packaging, electrical, and bulk concentrate storage and load out. The floor will be concrete on grade with curbs to contain spills within the floor area. The floor will be sloped to sumps and pumps that will pump the collected liquids and solids back to the process. Steel framed maintenance platforms with steel grating will be provided.

Flotation Tailing Treatment

The rougher flotation tailings will be pumped to a high rate tailings thickener. Flocculant and dilution water will be added to the thickener feed to aid in settling.

The withdrawal rate of settled solids will be controlled by a variable speed thickener underflow pump to maintain either thickener underflow density or thickener solids loading. Underflow from the tailing thickener will be pumped using three horizontal centrifugal slurry pumps (two fixed speed, one variable speed, three operating, three standby), at 50 to 60% solids, to the TSF.

The thickener overflow will be pumped, using fixed speed horizontal centrifugal pumps, to the process water pond.

The tails thickener, a high rate thickener, will be mounted on steel legs on foundations. A concrete containment area with slab on grade and cast-in-place curbs will contain rain runoff and process spills. A sump pump will transfer the containment water and/or spills back to the thickener.

Sampling

An on-stream analyzer will be utilized to perform real time process evaluation.

Samples will be taken at the following locations:

•                  Discharge from trash screen prior to the feed of the rougher conditioner tank.

•                  At the tails discharge of the rougher flotation cells prior to the rougher tail pump box.

•                  Overflow of the regrind cyclone prior to the cleaner conditioner tank.

•                  At the tails discharge of the cleaner flotation cells prior to the 1st cleaner tail pump box.

•                  Discharge of the 3rd cleaner concentrate pump prior to the concentrate thickener.

•                  Discharge of the rougher tail pump prior to the tailings thickener.

The on-stream analyzer will be located in the flotation area. Once samples have been analyzed, they will be returned to the process stream by vertical sump pumps. The on-stream analyzer will include two multiplexers and one de-multiplexer to maintain individual samples where required.

In addition, a particle size monitor will be used to monitor the grind size in the secondary and regrind circuits.

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PRELIMINARY ASSESSMENT

Reagent Storage and Mixing

In flotation concentration, the mineral is generally transferred (collected) to the froth fraction, leaving the gangue in the tailing. Air bubbles can only stick to the collected mineral particles if they can displace water from the mineral surface, which can only happen if the mineral is to some extent water repellent, or hydrophobic. Having reached the surface, the air bubbles can only continue to support the mineral particles if they can form a stable froth, otherwise they will break, thus dropping the mineral particles. To achieve these conditions it is necessary to use flotation reagents, frothers and collectors.

The basic purpose of a collector is to selectively form a hydrophobic layer on a given mineral surface in the flotation pulp and thus provide conditions for attachment of the hydrophobic particles to air bubbles and recovery of such particles in the froth product.

Production of a persistent froth of desired selectivity is very important in successful flotation operations. Frothing involves the introduction of small air bubbles into the flotation pulp, and collection of the unbroken mineral-laden bubbles on the pulp surface. This is accomplished by the introduction of a frothing agent or frother, into the ore pulp.

Depressing agents assist in the separation of one mineral from another, when floatability of the two minerals to be separated is quite similar.

Flocculant is used to aid in settling fine particles.

Antiscalant is used to minimize scale formation in pumps and pipes.

Reagents requiring handling, mixing, and distribution system include:

•                  Collector (Aerophine 3418A and PAX)

•                  Frother (MIBC and spare)

•                  Gangue Depressant

•                  Zinc Depressant

•                  Flocculant

•                  Antiscalant

Dry reagents will be stored under cover, then transported to and mixed in reagent tanks and transferred to distribution tanks for process use.

Liquid reagents will be off-loaded to storage tanks and transferred to distribution tanks for process use.

Water System

PAS is committed to optimization of water use and recycling at the mine in order to avoid effects on local groundwater and eliminate the generation of effluent.

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PRELIMINARY ASSESSMENT

Process water will be recycled from the tailings thickener and TSF. The reclaimed water will be pumped to the process water pond located close to the plant.

Water recycle will be supplemented with make-up water supplied mainly from cut dewatering wells. Make up water is introduced to the system to account for evaporation losses.  Additional water wells will be located to the southeast and used intermittently to supplement makeup water from mine dewatering whenever necessary. Make up water will be pumped to a fresh/fire water tank. The fresh/fire water tank will supply the requirements for reagents, crushing area dust suppression, and for use as makeup water in ore processing. In addition, fresh water will be delivered to the truck shop, the truck wash, and the warehouse, laboratory, and administration buildings.

Potable water for use at the Navidad Project facilities will come from the fresh/fire water tank.  The water will be distributed from a 30 m3 capacity storage tank following treatment (filtering and chlorinating) in a potable water treatment plant.

Compressed Air

An air compressor and air receiver will be installed for operation and maintenance at the primary crushing area.

Plant air compressors will provide service and instrument air for the plant. An air dryer will remove moisture from the plant air for use as instrument air. Plant air and instrument air receivers will be provided.

Individual low pressure blowers will be located in the flotation area to provide air to the rougher flotation and cleaner flotation cells.

A tank mounted reciprocating air compressor will be installed for operation and maintenance at the truck shop and at the primary crusher area.

20.7                                                OFF SITE INFRASTRUCTURE

20.7.1                                     Roads

The Project site is accessible via Provincial Route No. 4, which is a gravel road that connects Puerto Madryn with the site and with the nearby towns of Gastre and Gan Gan.   Limited upgrading of the highway will be needed for the Project.

20.7.2                                     Ports

For the purposes of this PA, it is assumed that the copper-silver concentrates will be loaded in bags and placed in shipping containers at site. Shipping containers may be sent to Puerto Madryn port via Provincial Route No 4.  Puerto Madryn is located about 360 km to the east of the Project site. PAS (Minera Argenta) will lease a piece of land at the port to be used for concentrate container storage and handling.

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Also for the purposes of this PA, it is assumed that the lead-silver concentrates may be shipped in bulk from the site via Provincial Highway #4 to a port with bulk handling facilities.  For example, the port of Punta Colorada is currently being used by the Sierra Grande mine to ship bulk iron concentrates, which has facilities to load 2,000 t per hour. This PA includes provisions to modify an existing port’s loading facilities to accommodate the lead-silver concentrate ship loading.

Ports on the Chilean Pacific coasts were also studied for concentrate shipping.  Lead concentrate will either leave from ports in Argentina or Chile.

20.7.3                                     Power

An existing 330 kV double circuit power line runs from the Futalefu power plant on the west side of Chubut Province to Puerto Madryn. This power line is the best technical and economical option to connect the Navidad Project to the Argentine national power grid.  A preliminary electrical study has been performed by SPT S.R.L., an Argentinean electrical consultant, to model the Navidad Project within the national electrical system.  Their study suggests opening one of the 330 kV power lines at the El Escorial area, south of Navidad, installing a new 330-132 kV step down substation, and taking a feeder from this new substation to feed a new 132 kV power line to the Navidad Project.  Depending on terrain and permitting, the power line may be up to 100 km long.

20.7.4                                     Transportation

The mine site is located just south of Provincial Route No. 4.  Approximately 360 km to the east, Route No. 4 connects to the national north/south road system Route No. 3 at Puerto Madryn.  There are also various other connections to secondary roads in the area.

Daily flights are also available from Buenos Aires to Trelew, located about 370 km by road from the site to the southeast near the coast. The nearest airport, which also has regularly scheduled flights, is located in Esquel, about four hours’ drive to the southwest by gravel road. The provincial capital of Rawson is located 20 km east of Trelew.

20.8                                                ON-SITE INFRASTRUCTURE

20.8.1                                     Power

At site, a new step-down substation will be constructed for power distribution.  132 kV power will be stepped down to the distribution voltage levels of 33 kV and 13.2 kV. 33 kV will be used to supply power to the camps, primary crusher, ancillary buildings, tailing and reclaim water system and well field. Additionally, provisions will be made at the substation to allow for an additional bay in the event additional areas are to be fed from this substation.  Process areas like grinding, flotation and concentrates will be fed at 13.2 kV.

20.8.2                                    Roads

Dirt roads will be built around the process and ancillary areas to allow for proper access.

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PRELIMINARY ASSESSMENT

20.8.3                                     Domestic Sewage

All domestic sewage will be treated in package treatment plants and either recycled, used for dust suppression, or used in small scale irrigation projects.

20.8.4                                     Communications

A microwave connection to Argentina’s communication system is planned.  This will facilitate all normal voice and data link requirements.  A private automatic branch exchange (PABX) will be installed for normal national and international telephone service.  The existing mobile radio system will be expanded to cover the area.

20.8.5                                     Construction Camp

A temporary construction camp area will be provided within walking distance of the process facilities.  It will have all services and utilities provided as well as a “comedor” or cafeteria.

20.8.6                                     Owner’s Camp

It is expected that many employees will live in surrounding communities and ranches.  For the remainder of the permanent employees, a modern campsite is planned 4 km to the east of the site to house rotational staff from other cities in Chubut and to a lesser extent from other cities elsewhere in Argentina.

20.8.7                                     Mine Site Airstrip

No airstrip is included in this study.

20.8.8                                     Medical Clinic

A medical clinic will be constructed at the mine site adjacent to the administration office.

20.8.9                                     Fire Protection

A fire truck will be stationed next to the medical clinic and office.  A fire water ring main with hydrants is also provided. The pump and distribution system is provided with standby diesel power.

20.9                                                PERMITS

Depending on overall Project timing, PAS plans to finalize the EIA report for Navidad for presentation to the Chubut Government in 2011. While the Government has publicly indicated its support for the Navidad Project as part of the economic development matrix in the Central Plateau, the modification of the existing provincial law banning open cut mining, or a rezoning under that law, would need to occur before permits for the mine can be applied for.  The Project will require permits for the construction and operation of the mine and a separate permit for construction of the power line, both from the Chubut Ministry of the Environment and Control of

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PRELIMINARY ASSESSMENT

Sustainable Development.  A permit for use of public water will be required from the Provincial Institute of Water.  The mining properties will need to be registered as “mines” and the mine Feasibility Study must be presented to the Provincial Mining Directorate for evaluation and to establish fiscal stability.  Other permits for hazardous materials handling, dangerous and pathogenic material generation, explosives handling, and hygiene will also be required from provincial and national authorities. A permit may be required from national authorities for connection to the power network in El Escorial.

20.10                                         ENVIRONMENTAL CONSIDERATIONS

PAS is completing environmental and social baseline studies for the Project and work has commenced on the EIA for the operation of the future mine. MWH Argentina has been engaged to undertake this work in conjunction with Chubut-based specialists, Argentine sub-consultants, and international consultants including Golder, Schlumberger Water Services (SWS), and SENES Consultants.  All fieldwork for the baseline has been completed.

Key studies currently being finalized include:

Climate

PAS operates four meteorological stations in and around the Project site and has over six years of site specific climate data.  The climate baseline has been completed using site data correlated to records from nearby government-run stations with over 30 years of records.

Air quality

Air quality studies commenced in February 2007 and the current baseline includes records of dust fall, total suspended particulates (TSP), metals in TSP, PM10, PM2.5, and relevant gases. Monitoring has been conducted according to USEPA Reference Methods and validated by specialists subcontracted by MWH. Air quality modelling is being undertaken for the EIA to ensure that the future mine will comply with applicable air quality criteria.

Surface Water and Groundwater

Groundwater baseline investigations were significantly advanced in 2010 with over 4,000 m of new water bores and packer tested diamond holes drilled in the mine, borefield, and TSF areas.   PAS has invested heavily in these studies which are also being verified independently by the Chubut provincial government authorities.

MWH and Hidroar (an Argentine hydrogeology specialist consultant) are compiling data collected in 2010, combined with previous fieldwork and hydrogeology studies from 2005, 2006 and 2008, plus water quality, level and flow monitoring which has continued uninterrupted since 2003.

The draft baseline document provides a state of the art characterization of the surface and groundwater water quality and resources in the Project area and central region of the Central

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Plateau of northern Chubut.  A three dimensional numerical groundwater model based on this data is currently being calibrated for use in the EIA and Project designs.

Water Resources

The extensive hydrology field work conducted in 2010 combined with GIS-based recharge modelling of the water catchments in the Project area using remote sensing data has confirmed the presence of significant groundwater resources in the mine area and surrounding alluvial aquifers.  The future process water supply will be derived principally from thickener and TSF recycle and mine dewatering with a backup supply from a borefield located to the southeast of the Project.  Conservative estimates indicate that the future mine will utilize less than 5% of the natural recharge to the basin.

The investment and opportunities created by the mine development are expected to improve local community access to the large groundwater resources which had not previously been identified. The company contributed to the installation of new water bores in three nearby communities in 2010 for improved drinking water supply and irrigation projects.

Geo-Environmental Characterization and Metal Leaching and Acid Rock Drainage (MLARD) Modelling

SWS commenced an international best practice geo-environmental characterization of the non-economical material rock and tailings materials in 2007.  This program was expanded in 2010 in order to better reflect the current mine plan. Over 300 new samples were sent for static and kinetic testing to Maxxam Laboratories (ex-Cantest) in Vancouver, Canada.  Results generally confirm previous sampling and testing which identified large volumes of neutral and alkaline (acid-consuming) materials associated with the predominance of limestone and calcite in the Navidad deposits. Golder is currently preparing detailed metal leaching and acid rock drainage (MLARD) models for each facility in the future mine plan.  The future mine design and materials handling plan will ensure that water quality in the mine and surrounding area is not adversely affected by acid or metal drainage during operation or closure scenarios.

Flora, fauna, limnology and ecosystem characterization

MWH directed a team of recognized Argentine ecologists who conducted four seasons of field campaigns between 2009 and 2010.  This work covered the Project area in detail and included regional surveys that provide necessary context in an area where only limited scientific investigation had previously been undertaken.  The studies have confirmed that all species and ecological units present within the mine area are well represented within the region.

Archaeology and Paleontology

Previous archaeological studies identified an indigenous burial site and a cave painting on Galena Hill (Navidad Trend) and at Sector Z (northern Argenta Trend). The Galena Hill burial site was relocated to a nearby indigenous community at Blancuntre, and the Sector Z sites are outside the mine area. In 2008 and 2010 additional archaeological fieldwork identified several

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regionally important sites in nearby areas that would not be affected by mining and can be conserved.  No new sites of any significance have been located within the mine area.

MWH subcontracted Chubut´s Egidio Feruglio Paleontological Museum to complete the paleontological baseline study. No significant fossils were located in the Project area, however the study contributes to regional scientific knowledge with several important finds located some 50 km to the south east.

Soils, geomorphology and landscape

A complete update of the geomorphology and soils baseline, including a new field campaign and laboratory testing, was conducted by MWH in 2010. Further field investigations and GIS-based analysis were employed to define the landscape units present in the Project and study areas as well as the visual catchments relevant to the design of the future mine.  None of this work has identified any significant limitations to the Project, however some minor road diversions may be incorporated into the final mine proposal to further reduce potential views of the project and reduce safety risks, depending on the outcome of discussions with the Chubut provincial government.

Seismic

Golder was contracted in 2010 to complete a seismic baseline study for the Project.  Navidad is located within the lowest seismic risk zone in Argentina, as defined by the national seismic authority INPRES.  Golder´s exhaustive review of all historical and instrumental seismic records, combined with field investigations, has shown the absence of active faults within at least 200 km of the Project and confirms the INPRES zoning.

Community Health

MWH has prepared a full characterization of existing community health in the study area prior to mining. Investment in the Project will improve local health services and accessibility for the rural population. The company collaborates with local health services and intends to integrate the mine´s emergency services with the local community services wherever possible.

Noise, Vibration and Transport

MWH completed field monitoring and data compilation for the noise, vibration and transit baselines at the mine site and along potential transport routes in 2010.  These aspects are not expected to provide significant limitations to the Project development, however opportunities may emerge for improving road construction in and around towns to provide a net reduction compared to current recorded impacts.

Socioeconomic Baseline and Community Relations

A complete socioeconomic baseline was prepared in 2010 including fieldwork and community interviews. PAS´s community relations management has also collected a wealth of baseline data that is used principally to guide the community relations programs.  The company is currently

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engaged in a wide range of social programs with the local communities and government authorities including training courses, irrigation and forested wind breaks, technology access, farmer support, environmental committees, and municipal waste management support. PAS preferentially employs local residents (currently 79% of the workforce are from Chubut) and uses local suppliers and service providers.  The company is one of the main contributors to the local economy through wages and purchasing and these contributions stand to substantially increase with a positive responsible development.  The Navidad Project will require local development of a very diversified and highly educated workforce with emphasis in the areas of safety, environmental, human resources, accounting, computers, laboratory, business, community relations, engineering, earth sciences, mechanics, welders, plumbers, carpenters, cooks, janitors, mechanics, surveyors, heavy equipment operators, control room operators, logistics, marketing, security, and others. This development brings a high quality and capable resource to the region for sustaining a suite of diversified businesses well beyond the life of the mine.

20.11                                         RECLAMATION AND CLOSURE

PAS has developed a comprehensive closure plan for the Navidad mine site.   This plan has been fully costed as outlined in Section 20.13. The mine plan includes the backfilling of the Galena Hill cut. Non-economical material storage facilities will be recontoured to maximum 3:1 slope and topsoil will be applied before revegetation with native seed and seedlings collected on the site.  The plan includes the following activities that will be carried out from construction to final closure:

1.               Topsoil stripping of cut, plant, tailings storage facility, non-economical material storage facilities, stockpile, road and camp areas;

2.               Revegetation of topsoil storage sites during the mine life;

3.               Decommissioning and salvage of the plant and facilities;

4.               Progressive non-economical material facility re-contouring;

5.               Progressive topsoil placement and spreading on all disturbed areas;

6.               Progressive revegetation of all areas;

7.               Post closure monitoring of vegetation, surface water and groundwater, and

8.               Closure and post-closure engineering and administration.

20.12                                         MARKETS AND CONTRACTS

20.12.1                               Markets

At the time of this report no agreements have been entered into with any smelters for the treatment of Navidad concentrates. The commercial terms and ocean freight cost assumptions

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related to the expected concentrate production from Navidad were developed using in-house concentrate marketing experts who are currently engaged in marketing similar products at other Company mines and an external concentrate logistics consulting firm.

Several direct discussions have taken place with various lead and copper smelters in order to gauge the market appetite and to gain an understanding of the broad commercial terms for the treatment of the concentrate qualities that are anticipated to be produced at Navidad. In addition, PAS is continually active in the concentrates market as part of its existing mining operations in Argentina, Peru, Bolivia and Mexico and has developed a comprehensive understanding of the markets for high grade copper-silver concentrates and lead-silver concentrates. These considerations were all used to determine the overall marketing estimates used for this PA.

The concentrates from Navidad will be treated by overseas smelters as no smelting facilities are currently available in Argentina. Currently the overseas smelters can be further divided into Asian, North American and European markets. Selmar International Services Ltda (Selmar) conducted a preliminary study on ocean freight and container rates with respect to potential production from the Navidad Project (Selmar, 2010). In preparing this study, Selmar looked at the history of freight rates over recent years as well as current freight rates in order to arrive at estimates. The findings of that report formed the basis for estimates of the cost of transporting concentrates from a port in southern Argentina to smelters in Europe and Asia. For the purpose of the study, it is assumed that all copper-silver concentrate will be transported to smelters in Europe in 2-tonne bags loaded into 20-foot containers and all lead-silver concentrate will be shipped in sealed bulk lots of 10,000 wet metric tonnes to smelters in Asia.

The smelter terms assumed in this report for the lead-silver concentrate represent “typical” terms for the market. They represent a forecast of terms based on historical averages with due consideration for projected supply and demand over the foreseeable future. Given the unusual nature of the high-grade copper-silver concentrate, smelter terms assumed for that concentrate are based on terms for a limited number of comparable concentrates and broad discussions with copper smelters.

20.12.2                               Contracts

Mining and mill operating costs, as discussed later, are derived from engineering estimates based on the current level of information available.

They are not based on contract prices obtained from third parties. The rates used are viewed as being within the typical range for operations of this size. As noted in the previous section, no smelting, refining or transportation contracts have yet been entered into.

20.13                                         ECONOMICS

20.13.1                               Introduction

The financial evaluation presents the determination of the NPV, payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (IRR) for the Project.  Annual cash flow projections were estimated over the life of the mine based on the estimates of

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capital expenditures and production cost and sales revenue.  The sales revenue is based on the production of copper-silver and lead-silver concentrate. The estimates of capital expenditures and site production costs have been developed specifically for this Project and have been presented in earlier sections of this report.

20.13.2                               Mine Production Statistics

Mine production is reported as copper-silver and lead-silver ore and non-economic material from the mining operation.  The annual production figures were obtained from the mine plan as reported earlier in this report.

The life of mine ore and non-economic material quantities and ore grade are presented in Table 20-11 below.

Table 20-11: Life of Mine Ore, Non-Economic Material Quantities, and Ore Grade

	Tonnes (kt)	Copper %	Lead %	Silver g/t
Copper-Silver Ore	52,873	0.07%	—	163.5
Lead-Silver Ore	36,569	—	2.26%	150.5
Non-Economic Material	418,083	—	—	—
Total Material Mined	507,525	—	—	—

20.13.3                               Plant Production Statistics

Ore will be processed using crushing, grinding, and flotation technology to produce metals in a flotation concentrate.  Two concentrate products will be produced, copper-silver concentrate and lead-silver concentrate.

The estimated metal recoveries in the concentrates are presented in Table 20-12 below.

Table 20-12: Metal Recovery Factors

	Copper %	Lead %	Silver %
Copper-Silver Concentrate	56.5	—	77.5
Lead-Silver Concentrate	—	75.5	33.8

Estimated life of mine production for copper-silver concentrate is approximately 183,000 t containing 216.1 Moz of silver and 18,200 t of copper.  The lead-silver concentrate production is estimated at 1.064 Mt containing 59.4 Moz of silver and 631,500 t of lead.

Table 20-13 summarizes the annual recovered metal production from the operation in terms of silver, lead, and copper.

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Table 20-13: Navidad Project Annual Metal Production

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9

Silver Ounces Produced	23,226,466	21,401,010	18,982,822	17,783,847	17,686,522	15,781,391	17,386,264	19,385,429	22,442,041
Lead Tonnes Produced	12,501	38,767	29,644	60,586	54,975	53,005	33,791	34,568	23,974
Copper Tonnes Produced	610	503	1,162	1,270	1,444	965	1,167	1,348	2,230

	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Total

Silver Ounces Produced	11,377,178	9,683,869	6,766,384	14,421,154	25,093,165	24,130,066	6,695,600	3,272,594	275,515,803
Lead Tonnes Produced	64,078	80,594	93,117	18,408	3,889	2,483	18,199	8,939	631,516
Copper Tonnes Produced	598	441	152	1,156	1,385	2,227	1,059	527	18,243

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20.13.4                               Smelter Return Factors

Both concentrates will be shipped from the site to copper and lead smelting and refining companies.  Smelter and refining treatment charges are negotiable at the time of agreement. It should be noted that, at the time of this report, no agreements have been made with any smelters and no discussions have been had with concluding any agreements.

A smelter may impose a charge for deleterious elements in the concentrate either expressed in higher treatment charges or in metal deductions to treat concentrates that contain higher than specified quantities of certain elements.  It is expected that this Project will produce relatively clean concentrates and the evaluation reflects a charge of $20/t of concentrate.

The smelting and refining charges calculated in the financial evaluation include charges for smelting copper and lead concentrates, refining precious metal and a charge for deleterious elements in the concentrate for both concentrates.  Also included in these charges will be the transportation of concentrate from the site to the smelter.  The off-site charges that will be incurred are presented in Table 20-14 below.

Table 20-14: Smelter Return Factors

Copper-Silver Concentrate
Payable copper in concentrate	100.0%
Payable silver in concentrate	96.5%
Copper deduction (minimum)	1.1%
Silver deduction (g/dt)	50
Treatment charge ($/t)	$150.00
Refining charge — Cu ($/lb.)	$0.15
Refining charge — Ag ($/oz.)	$0.50
Transportation Charges ($/wmt)	$241.00
Moisture (%)	8.0%
Charge for Deleterious Elements in the Concentrate ($/t)	$20.00

Lead-Silver Concentrate
Payable lead in concentrate	95.0%
Payable silver in concentrate	95.0%
Lead deduction (minimum)	3.0%
Silver deduction (g/dmt)	50
Treatment charge ($/t)	$170.00
Refining charge — Ag ($/oz.) <2kg	$0.50
Refining charge — Ag ($/oz.) <2kg<4kg	$1.00
Refining charge — Ag ($/oz.) >4kg<6kg	$1.50
Refining charge — Ag ($/oz.) >6kg	$2.00
Transportation Charges ($/wmt)	$205.00
Moisture (%)	8.0%
Charge for deleterious elements in the concentrate ($/t)	$20.00

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Capital Expenditure Initial Capital

The base case financial indicators have been determined with 100% equity financing of the initial capital.  Any acquisition cost or expenditures prior to start of the full Project period have been treated as “sunk” cost and have not been included in the analysis.

The total capital carried in the financial model for new construction and pre-production mine development is $759.7 million expended over a three year period.  The initial capital includes costs and contingency.  The capital expenditures are shown being expended in the years before production and a small amount carried over into the first production year. A summary of the capital costs are shown in Table 20-15.

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Table 20-15: Total Project Capital Cost Summary

	Pan American Silver Corporation/Minera Argenta SA
	15,000 MTPD-Preliminary Economic Assessment Capital Cost Estimate
	TOTAL PROJECT COST SUMMARY SHEET
	Navidad Project M3 PN 100019 October 27, 2010 Rev P-3

Plant			Plant				Construction
Area	Description	Man-hours	Equipment	Material	Labor	Subcontract	Equipment	Total
	***DIRECT COST***

000	Site General	66,532	$6,495,830	$2,083,717	$2,560,155	$2,792,400	$5,831,104	$19,763,206
100	Mine (Equip.& Preproduction In Indirects)	15,461	$0	$165,274	$604,169	$1,625,712	$17,965	$2,413,121
160	Mine Waste Stockpiles	1,981	$0	$0	$75,010	$0	$375,000	$450,010
200	Open Pit Primary Crusher & Storage	607,768	$11,191,482	$15,368,578	$23,332,202	$448,128	$1,596,674	$51,937,064
250	SAG Feed Conveyors)	26,391	$1,223,476	$470,627	$1,149,151	$105,730	$18,338	$2,967,323
300	Grinding, Classification	571,339	$28,256,791	$19,467,055	$22,211,645	$2,115,603	$1,454,398	$73,505,491
400	Flotation & Regrind	250,413	$13,606,848	$12,793,944	$9,655,399	$0	$1,104,464	$37,160,654
500	Concentrate Thickening & Filtering	245,421	$5,457,083	$9,606,122	$9,253,597	$0	$770,619	$25,087,421
600	Tailings System	193,191	$5,568,854	$7,805,960	$7,515,449	$275,178	$2,595,609	$23,761,051
650	Fresh Water	62,981	$2,314,245	$2,384,130	$2,502,331	$500,000	$160,408	$7,861,114
700	Main Substation	28,252	$5,033,400	$1,538,087	$1,130,189	$100,000	$151,096	$7,952,772
750	Utility Substation & Power Lines	27,023	$6,649,000	$1,595,760	$1,097,085	$10,000,000	$166,225	$19,508,070
800	Reagents	17,689	$1,350,958	$353,396	$716,325	$0	$111,346	$2,532,024
900	Ancillary Facilities	42,458	$0	$4,469,397	$1,650,062	$16,725,595	$679,010	$23,524,065
910	Lab	2,082	$0	$2,274,826	$82,293	$1,338,235	$38,718	$3,734,071
940	Owner’s Camp Facilities	86,949	$0	$7,286,601	$3,227,686	$80,000	$1,282,325	$11,876,612
950	Construction Camp Facilities	14,481	$0	$8,604,480	$578,800	$1,979,258	$0	$11,162,538
960	Puerta Madryn	4,000	$550,000	$150,000	$151,432	$125,000	$100,000	$1,076,432
970	Bulk Port Facilities	200,000	$10,214,000	$0	$7,571,600	$0	$199,400	$17,985,000
	Freight (8% domestic/materials 15% Import/equipment)		$14,686,795	$7,713,436				$22,400,231
	Import Duties & Custom Fees 1.5%		$1,468,680	$1,446,269				$2,914,949
	Subtotal DIRECT COST	2,464,412	$114,067,442	$105,577,658	$95,064,580	$38,210,840	$16,652,700	$369,573,220

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NOTES:
(1)

Specific Indirect Field Costs have been added to the direct labor rates listed for each area. Indirects added contractor operating overheads and profit at 15%. Mobilization 0.5% of Total Direct Cost without Mine.

(2)	Camp & Busing Costs included in Owner’s Cost.
(3)	Contractors’ fee included in labor rates and Subcontract unit cost.
(4)	Engineering, Procurement & Construction Management included at 15% of Total Constructed Cost. Does not include Owner’s management team.
(5)	Mine & Mining Equipment costs provided by owner.
(6)

Operating spare parts included at 4.5% of Plant Equipment. Commissioning spares are included at 0.5% of plant equipment. Vender Commissioning at 1.5%. Initial fills and construction power in owner’s cost.

(7)	Contingency is included at 25% of Total Contracted cost & Commission/spare parts. Contingency is included at 15% of mine equipment, mine cost, tailings dam and owner’s costs.
(8)	Added Owners Cost - number provided by Owner.
(9)	IVA is not included in estimate.
(10)	All costs are in end of 3rd quarter 2010 US dollars with no escalation
(11)	Total Evaluated Project Cost is projected to be in the range of -10% to +30%.
Note: Construction Man-hours do not include subcontract hours.
Conversion Rates used for the estimate are as follows:
1 US$ Dollar = 4 ARS

TOTAL DIRECT FIELD COST	$369,573,220

TOTAL INDIRECT FIELD COST (1)	$1,847,866
CAMP & BUSING COSTS (2)	$0

FEE - CONTRACTOR (3)	$0

TOTAL CONSTRUCTED COST	$371,421,086

EPCM (4)	$55,713,163

TOTAL CONTRACTED COST	$427,134,249

MINE EQUIPMENT COST (5)	$41,353,312
MINE COST (5)	$21,205,000
TAILINGS DAM	$46,300,000
COMMISSIONING AND SPARE PARTS (6)	$7,414,384
Subtotal	$543,406,945

ADDED OWNER’S COST (8)	$79,383,333
CONTINGENCY (7)	$136,873,405
TOTAL CONTRACTED & OWNER’S COST	$759,663,682
IVA (9)	$0
ESCALATION (10)	$0
TOTAL EVALUATED PROJECT COST (11)	$759,663,682

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Capital Expenditure Sustaining Capital

A schedule of capital cost expenditures during the production period was estimated and included in the financial analysis under the category of sustaining capital.  These expenditures include ramping up of and replacement of mining equipment, tailing dam expansion and other miscellaneous sustaining and replacement capital expenditures. The total life of mine sustaining capital is estimated to be $160.6 million.  This capital will be expended during a 14 year period, starting in Year 1 and ending in Year 14.

Working Capital

A 30 day delay of receipt of revenue from sales is used for accounts receivables.   In addition, working capital allowance of $20.0 million for plant consumable inventory is estimated in year   -1 and year 1.  All the working capital is recaptured at the end of the mine life and the final value of these accounts is $0.

Salvage Value

An allowance for salvage value has been included in the cash flow analysis of $14.0 million.

20.13.5                               Revenue

Annual revenue is determined by applying estimated metal prices to the annual payable metal estimated for each operating year.  Sales prices have been applied to all life of mine production without escalation or hedging.  The revenue is the gross value of payable metals sold before treatment charges and transportation charges. Metal sales prices used in the evaluation are as follows:

Silver	$18.00 / oz
Copper	$6,500 / t
Lead	$1,950 / t

20.13.6                               Staffing

Staffing for the site administration is expected to be 96 people in the Health, Safety and Environment Area (15 people), Human Resources and Camp (51 people), the Purchasing, Accounting and IT group (28 people), and senior Site Management (2 people).

For the concentrator operations, 127 people will be required in Operations (42 people), Maintenance (51), Laboratory (21) and Supervision/Process Technology (13 people).

20.13.7                              Cash Operating Cost

The average Cash Operating Cost over the life of the mine is estimated to be $27.40 per tonne of ore processed, excluding the cost of the capitalized pre-stripping.  Cash Operating Cost includes mine operations, process plant operations, general administrative cost, smelting and refining

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charges and shipping charges.  Table 20-16 below shows the estimated cash operating cost by area per tonne of ore processed.

Table 20-16: Operating Cost Over Life of Navidad Operations

Operating Cost	$/ore tonne
Mine*	$8.08
Process Plant	$9.86
General Administration	$2.00
Smelting/Refining Treatment	$7.46
Total Operating Cost	$27.40

*Based on a mining cost of $1.52 per tonne of material mined.

Table 20-17 illustrates the costs from a typical year of operation, in this case using year 2 as an example.

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Table 20-17: Operating Cost —Summary

Minera Argenta, S.A. - Navidad Project

Operating Cost - Cost Summary

Typical Year of Operation - Year 2

Cu-Ag Ore Tonnes (Processed)	2,996,000

Pb-Ag Ore Tonnes (Processed)	2,479,000

Total Tonnes - Mined	20,001,000

Mine Cost Area	Annual Cost - $	$/Total Tonnes Mined	$/total tonnes ore
Mining Operations
Drilling	$2,243,000	$0.11	$0.41
Blasting	$4,690,000	$0.23	$0.86
Loading	$3,108,000	$0.16	$0.57
Hauling	$6,053,000	$0.30	$1.11
Road & Dumps	$4,927,000	$0.25	$0.90
Mining General	$9,425,000	$0.47	$1.72
Subtotal Mining	$30,446,000	$1.52	$5.56

Processing Operations
Mill Operations
Primary Crushing & Conveying	$2,173,848		$0.40
Grinding	$25,697,867		$4.69
Flotation	$15,984,232		$2.92
Concentrate Thickening,Filtration	$1,772,219		$0.32
Tailings System	$1,751,392		$0.32
Ancillary	$6,549,673		$1.20
Subtotal Processing	$53,929,231		$9.85

Supporting Facilities
Laboratory	$919,824		$0.17
General and Administrative	$10,345,223		$1.89
Corporate Charges	$2,000,000		$0.37
Subtotal Supporting Facilities	$13,265,047		$2.42

Total Operating Cost	$97,640,278		$17.83

Concentrate Transportation			$/ tonne conc.
Container Concentrate Shipments			$241.00
Bulk Concentrate Shipments			$205.00

20.13.8                               Total Cash Cost

The average Total Cash Cost over the life of the mine is estimated to be $35.09 per tonne of ore processed.  Total Cash Cost is the Total Cash Operating Cost plus royalties, reclamation and closure and salvage value.

Over the mine life, the average cash cost equates to $6.96 per ounce silver, ranging from a low of $5.53 in Year 2 to a high of $12.89 in the final year of operation (Year 17).

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Royalty

The export tax is based on revenues less downstream costs (treatment charges, refining charges, transportation and penalties) at a rate of 10%.  The estimated export tax is $537.6 million for the life of the mine.  Also a provincial royalty is based on the operating margin at a rate of 3%.  The estimated provincial royalty is estimated to be $129.5 million for the life of the mine.

A Silver Wheaton silver stream sales is also included in the cash flow which has an upfront payment by Silver Wheaton of $32.4 million and then sales to Silver Wheaton as described in detail in Section 1.6.5 of this report.

Taxes and royalties to be paid to government organizations over the life of the operation are estimated as follows (in US$ millions):

Export Tax	$537.6
Provincial Royalty	$129.5
Argentine Corporate Tax	$704.8
TOTAL	$1,371.9

Reclamation & Closure

The cost of reclamation and closure of the Property has been included in the cash flow projection it is estimated to be $35.1 million and assumed to be expended at the end of the mine life.

Tax Depreciation

Tax Depreciation is calculated using the straight-line method starting with first year of production.  The initial capital and the sustaining capital are depreciated using a rate of 12.5% per year.

20.13.9                              Taxation

Corporate Income Tax

The Navidad Project is evaluated with a 35% corporate tax based on the revenue less applicable deductions.  Corporate income taxes paid is estimated to be $704.8 million for the life of the mine.

20.13.10                         Project Financing

No financing considerations have been included in this PA.

20.13.11                         Net Income After Tax

Net Income after Tax amounts to $1.3 billion for the life of the mine.

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20.13.12                         NPV and IRR

The base case economic analysis indicates that the Project has an IRR of 14.2% with a payback period of 5.5 years.

Table 20-18 compares the base case project financial indicators with the financial indicators for the upside case, which has the metal prices as follows:

Silver $25.00 / oz.
Lead $ 2,150 / t
Copper $8,150 / t

Table 20-18: Sensitivity Analysis ($000)

	NPV @ 0%	NPV @ 5%	IRR	Payback
Base Case ($ million)	$1,089	$524	14.2%	5.5
Upside Case ($ million)	$2,019	$1,157	23.6%	3.7

Table 20-19 shows sensitivities for other factors such as capital cost, operating cost, and silver recovery.

Table 20-19: Sensitivity Analysis for Capital Cost, Operating Cost and Silver Recovery

Sensitivities on Base Case	NPV @ 0%	NPV @ 5%	IRR	Payback
+10% Capital	$1,039,804	$467,758	12.6%	6.0 yrs.
-10% Capital	$1,138,430	$580,444	16.1%	5.1 yrs.
+10% Operating Cost	$954,827	$433,466	12.8%	5.9 yrs.
-10% Operating Cost	$1,223,408	$614,737	15.6%	5.2 yrs.
+2% Silver Recovery	$1,140,596	$559,620	14.8%	5.4 yrs.
-2% Silver Recovery	$1,036,821	$488,004	13.6%	5.7 yrs.

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

20.14                                         RISKS AND OPPORTUNITIES

20.14.1                               Risks

1.               The province of Chubut has a law prohibiting open cut mining and the use of cyanide. There are indications that the ban on open cut mining may be lifted as the Chubut Plateau economy and the local communities can substantially benefit from a mining project such as Navidad.

2.               Inflation is a serious problem in Argentina, following the 2001 liquidity crises. Current annual wage increases are in the range of 20 to 25%. Potential impacts from continued significant inflation and escalation effects have not been considered in this PA.

3.               All of the requirements for transporting lead concentrate have not been fully defined.

4.               Smelting and refining contracts are currently being investigated. There is no assurance that the more or less standard terms and conditions assumed in this study can be attained. Thus the financials shown in this study cannot be relied on conclusively.

5.               The long-term silver price assumption may not be realized.

20.14.2                               Opportunities

1.               Process testing is not complete, as such, the process plant metal recoveries and operating costs have not yet been optimized.

2.               The Mineral Resource estimate does not yet incorporate 2010 drilling results. There may be cost advantages to the new model and mine production plan.

3.               Additional geological resources may be discovered.

4.               PAS is investigating silver concentrate treatment options, including constructing a new treatment plant in Argentina.

5.               The long-term price of silver may be higher than the assumed value in this PA.

6.               Lifting of the provincial ban on the use of cyanide could provide for additional Project optimizations.

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

21                                                          INTERPRETATION AND CONCLUSIONS

The silver, lead and copper deposits at Navidad have sufficient value, and the technical and economic evaluation in this PA confirms the Project should advance to a Feasibility Study.  The decision to proceed to construction will be contingent on the results of the Feasibility Study.

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

22                                                          RECOMMENDATIONS

1.               Continue the discussions with interested smelters.

2.               Continue to support efforts for open cut mining to be legally recognised as a valid and sustainable form of economic development in the central plateau of Chubut Province.

3.               Complete EIA permit applications that can be submitted when mining becomes permissible.

4.               Further refine the geological interpretation to incorporate all available geological information, including surface mapping (including the position of outcropping mineralisation), geophysical information, structural information, and core logging detail in digital, three dimensional format.

5.               Continue the modelling of fault interpretations for use in future resource estimations.

6.               Continue with the work currently underway to update the April 2009 mineral resource estimate to include the results of the 2010 drilling and the interpretations described above, and revise the mine production plan.

7.               Continue exploration in the company’s land package in the Navidad district.

8.               Continue the metallurgical testing program to improve in particular silver recoveries in all ore types. Local concentrate treatment is also being investigated.

9.               Finalize engineering work for development of water and utility networks.

The following budget is approved and recommended by PAS for advancing the Project to a feasibility study level:

Table 22-1: Recommended Feasibility Study Budget

Capital Spending	US$ 1.6 Million
Human Resources	US$ 2.9 Million
Admin and Support	US$ 4.7 Million
Feasibility Study	US$ 5.0 Million
Geology and Exploration Drilling	US$ 6.1 Million (including 3.0 Million for diamond drilling)
Project Management and Technical Services	US$ 2.3 Million
Environmental Work	US$ 1.1 Million
Safety	US$ 1.3 Million
TOTAL	US$ 25.0 Million

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

The decision to proceed to construction will be contingent on the results of the Feasibility Study.

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

23                                                          REFERENCES

Amtel Ltd., 2010. Silver Development in the Navidad (Hill) Ore Types for Pan American Silver, ATTN: Trevor Yeomans. Internal report prepared for PAS, September, 2010.

CIM, 2003. CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003.

CIM, 2005. CIM DEFINITION STANDARDS - For Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by CIM Council on December 11, 2005.

G&T Metallurgical Services,2010a.  Bench Scale and Pilot Plant Testing Loma de La Plata, Navidad Project for Pan American Silver Corporation. KM2592. Internal report prepared for PAS, June 2010.

G&T Metallurgical Services, 2010b. Variability Testing on Samples from Barite and Galena Hill Deposit, Navidad Project for Pan American Silver. KM2593. Internal report prepared for PAS May 2010.

G&T Metallurgical Services, 2010c. Production of Environmental Samples Galena Hill High Pyrite Ore, Navidad Project for Pan American Silver.  KM2617. Internal report prepared for PAS May 2010.

G&T Metallurgical Services, 2010d. Variability Metallurgical Testing, Calcite Hill Deposit, Navidad Project for Pan American Silver.  KM2628. Internal report prepared for PAS June 2010.

G&T Metallurgical Services, 2010e. Variability Metallurgical Testing, Navidad Hill Deposit, Navidad Project for Pan American Silver.  KM2629. Internal report prepared for PAS July 2010.

G&T Metallurgical Services, 2010f. Variability Metallurgical Testing, Galena Hill Deposit, Navidad Project for Pan American Silver. KM2662.Internal report prepared for PAS July 2010.

G&T Metallurgical Services, 2010g. Variability Metallurgical Testing, Connector Zone, Navidad Project for Pan American Silver.  KM2664.Internal report prepared for PAS July 2010.

Golder Associates,2010a.  Order of Magnitude Siting Study for Pan American Silver. Internal report prepared for PAS February 2010.

Golder Associates, 2010b.  Minera Argenta — Navidad Project Stage 1 Tailings Storage Facility — Scoping Study. Internal report prepared for PAS September 2010.

Lang, J.R., 2003. Petrographic descriptions and SEM analyses of 11 samples from the Navidad Property, Argentina. Internal report prepared for IMA Exploration Inc., by Lang Geoscience Inc., 6 March 2003.

Lortie, R.B., Clark, A. H., 1987 Strata-bound cupriferous sulphide mineralisation associated with continental rhyolite volcanic rocks, northern Chile; I, The Jardin copper silver deposit, Economic Geology, May 1987;v.82;no.3;p.546-570;DOI:10.2113/gsecongeo.82.3.546.

Selmar International Services LTDA., 2010. Preliminary Study on Ocean Freight and Container Rates with Respect to Potential Production from the Navidad Project. Internal report prepared by Selmar for PAS, August 2010.

SGS Mineral Services Chile, 2010. Grinding Testwork with Ore Samples from Minera Argenta, S.A. Internal report prepared for PAS, February 2010.

Sillitoe, R., 2007 Geologic model and exploration potential of the Navidad silver-lead deposit, Chubut Province, Argentina, December 2005. Internal report prepared for Aquiline Resources.

Smee, B. W., 2003 Results of an Audit of Alex Stewart and ALS Chemex Laboratories Argentina and Chile. Report prepared by Smee, June, 2003.

Smee, B.W., 2005a A Review of Field and Laboratory Quality Control Data, Navidad Project, Chubut Province, Argentina. Internal report for IMA Exploration prepared by Smee for Aquiline, April 2005.

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

Smee, B.W., 2005b A Review of Field and Laboratory Quality Control Data, Navidad Project, Chubut Province, Argentina. Report prepared by Smee for Aquiline, December, 2005.

Smee and Associates, 2007 Results of Laboratory Audits: Peru, Chile and Argentina, South America. Report prepared by Smee and Associates Consulting Ltd. November 2007.

Smee and Associates, 2008 A Review of Quality Control Methods, Quality Control Data, Drill Core Sampling Protocol and Geochemistry, Navidad Silver Project, Chubut Province, Argentina. Report prepared by Smee and Associates Ltd. For Aquiline, March, 2008.

Snowden, 2006a Mineral Resource Estimate, Navidad Project, Chubut Province, Argentina. Technical report prepared by Snowden for IMA Exploration Inc., February 2006, amended May 2006.

Snowden, 2006b Resource Estimate and Drill Spacing Study, Galena Hill Project, Chubut Province, Argentina. Report prepared by Snowden for IMA Exploration Inc., September 2006.

Snowden, 2007 Technical Report Navidad Project, Chubut Province, Argentina. Report prepared by Snowden for Aquiline Resources Inc., November, 2007

Snowden, 2008 Preliminary Economic Assessment of Loma de La Plata. Report prepared by Snowden for Aquiline Resources Inc., October 2008, amended 16 October 2008.

Snowden, 2009 Technical Report Navidad Project, Chubut Province, Argentina. Report prepared by Snowden for Aquiline Resources Inc., May 2009, amended June 2009.

Snowden, 2010 Technical Report Navidad Project, Chubut Province, Argentina. Report prepared by Snowden for Pan American Silver, February 2010.

Southmark Logistics, 2010.  Concentrate Shipping Study, Navidad Project. Internal report prepared for PAS, July 2010.

Von Gosen, W., Loske, W., 2004 Tectonic history of the Calcatapul Formation, Chubut Province, Argentina, and the “Gastre fault system”, Journal of South American Earth Sciences, 18 (2004), 73-88.

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

24                                                          DATE AND SIGNATURES PAGE

Preliminary Assessment

Pan American Silver Corp.

Navidad Project

Chubut, Argentina.

14 January 2011

Doug Austin

/s/ Doug Austin	14-Jan-2011
(Signature)	(Date)

Tom Drielick

/s/ Tom Drielick	14-Jan-2011
(Signature)	(Date)

Michael Steinmann

/s/ Michael Steinmann	14-Jan-2011
(Signature)	(Date)

Martin Wafforn

/s/ Martin Wafforn	14-Jan-2011
(Signature)	(Date)

Pamela De Mark

/s/ Pamela De Mark	14-Jan-2011
(Signature)	(Date)

Herb Wellhener

/s/ Herb Wellhener	14-Jan-2011
(Signature)	(Date)

M3-PN100019 14 January 2011

CERTIFICATE OF QUALIFIED PERSON

I, Dr. Michael Steinmann, P.Geo., Ph.D., Executive Vice President Geology and Exploration for Pan American Silver Corp., 1500-625 Howe Street, Vancouver, BC, Canada, V6C 2T6 do hereby certify that:

1.                                       I am one of the authors of the technical report for the Navidad Property entitled “Pan American Silver Corp., Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011 (the “Technical Report”).

2.                                       I graduated with a degree of Master of Science in Geology from the University of Zurich in 1993. In addition, I earned a Doctor of Natural Science in Geology from the Swiss Federal Institute of Technology, Zurich, Switzerland.

3.                                       I am a Professional Geoscientist in good standing in the Province of British Columbia in the areas of mining geology and exploration.

4.                                       I am currently employed as Executive Vice President of Geology and Exploration for Pan American Silver Corp. and by reason of my employment, am not independent of Pan American Silver Corp. as described in Section 1.4 of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

5.                                       I have worked as a geologist for a total of seventeen years since my graduation from the University of Zurich.

6.                                       I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.                                       Pan American Silver Corp. is a “producing issuer” as defined in NI 43-101.

8.                                       I am responsible for Sections 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17, 21 and 22 of the Technical Report and for figures, tables, and graphs contained in Sections 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17, 21 and 22 of the Technical Report. A detailed description of the responsible author for each Section of the Technical Report is found on Page  22 of the Technical Report.

9.                                       I have visited the Navidad Property, most recently on October 2010 for 3 days.

10.                                 I have read NI 43-101 and NI 43-101F and the Technical Report has been prepared in compliance with NI 43-101 and NI 43-101F.

11.                            As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 14th day of January, 2011

/s/ Michael Steinmann
Michael Steinmann, P.Geo., Ph.D.

CERTIFICATE OF QUALIFIED PERSON

I, Martin Wafforn, P.Eng, Vice President, Technical Services for Pan American Silver Corp., 1500-625 Howe Street, Vancouver, BC, Canada, V6C 2T6, do hereby certify that:

1.                                       I am one of the authors of the technical report for the Navidad Property entitled “Pan American Silver Corp., Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011 (the “Technical Report”).

2.                                       I graduated with a degree in Bachelor’s of Science in Mining from Camborne School of Mines in Cornwall, England in 1980.

3.                                       I am a Professional Engineer in good standing in the Province of British Columbia in the areas of Mining engineering. I am a Chartered Engineer in good standing in the United Kingdom.

4.                                       I am currently employed as Vice President of Mine Engineering for Pan American Silver Corp. and by reason of my employment, am not independent of Pan American Silver Corp. as described in section 1.4 of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

5.                                       I have worked as an engineer in the mining industry for a total of twenty-six years since my graduation from Camborne School of Mines.

6.                                       I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.                                       Pan American Silver Corp. is a “producing issuer” as defined in NI 43-101.

8.                                       I am responsible for Sections 3, 4, 20, 21 and 22 of the Technical Report and for figures, tables, and graphs contained in Sections 3, 4, 20, 21 and 22 and the Golder drawings in Section 26 of the Technical Report. A detailed description of the responsible author for each Section of the Technical Report is found in on Page 22 of the Technical Report.

9.                                       I have visited the Navidad Property, most recently in December 2008 for 3 days.

10.                                 I have read NI 43-101 and NI 43-101F and the Technical Report has been prepared in compliance with NI 43-101 and NI 43-101F.

11.                                 As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 14th day of January, 2011

/s/ Martin Wafforn
Martin Wafforn, P. Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Herbert E. Welhener of 5650 E. 3rd Street, Tucson, Arizona, do hereby certify that:

1.                                       I am one of the authors of the technical report for the Navidad Property entitled “Pan American Silver Corp., Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011 (the “Technical Report”).

2.                                       I graduated with the following degree from the University of Arizona: Bachelors of Science — Geology, 1973.

3.                                       I am a Qualified Professional Member (Mining and Ore Reserves) in good standing with the Mining and Metallurgical Society of America (#01307QP), a professional association as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). As well, I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM).

4.                                       I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.

5.                                       I have worked as a mining engineer or geologist for 37 years since my graduation from the University of Arizona.

6.                                       I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. (since 1983).

1.                                       I am responsible for Sections 3 and 20 of the Technical Report and for figures, tables, and graphs contained in Sections 3 and 20 of the Technical Report. I have not visited the Navidad Property. A detailed description of the responsible author for each Section of the Technical Report is found in Section 4.3 on page 22 of the Technical Report.

7.                                       I am independent of the issuer as described in Section 1.4 of NI 43-101.

8.                                       I have not visited nor had any prior involvement with the Navidad Property.

9.                                       I have read NI 43-101 and NI 43-101F1 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.                                 As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 14th day of January, 2011 at Tucson, Arizona

/s/ Herbert E. Welhener
Herbert E. Welhener, MMSA-QPM

CERTIFICATE OF QUALIFIED PERSON

I, Douglas Austin, of 9632 E. Baker St, Tucson, AZ 85748, do hereby certify that:

1.                                       I am one of the authors of the technical report for the Navidad Property, entitled “Pan American Silver Corp., Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011 (the “Technical Report”).

2.                                       I am a graduate of the University of Saskatchewan (1963) and hold a B.Sc. degree in Electrical Engineering.

3.                                       I have been a Licensed Professional Engineer in Arizona since 1988. I am also a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, and the Association of Professional Engineers and Geoscientists of Ontario.

4.                                       I am presently employed as a Project Manager with M3 Engineering and Technology Corp. of 2440 W. Ruthrauff Rd., Suite 170, Tucson AZ. (“M3”). I am currently a Senior Vice President and Director; I was also President and C.E.O. of M3 from 1991 to 2002.

5.                                       I was a Plant Engineering Superintendent with Noranda. Since 1974 I have been a Project Manager or Project Director for various engineering companies for a number of mining projects worldwide including a number in Latin America. I have been employed by M3 since 1988.

6.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.                                       I am responsible for Sections 3, 4, 20, 21, 22, and 26 of the Technical Report utilizing data summarized in the “References” Section of the Technical Report and for figures, tables, and graphs contained in Sections 3, 4, 20, 21, 22, and 26 of the Technical Report. A detailed description of the responsible author for each Section of the Technical Report is found in Section 4.3 on page 22 of the Technical Report.

8.                                       I am independent of the issuer as described in Section 1.4 of NI 43-101.

9.                                       I have visited the Navidad Property, most recently on March 2, 2010 for two days. I have otherwise had no direct involvement with the Navidad Property.

10.                                 I have read NI 43-101 and NI 43-101F1 and the Technical Report has been prepared in compliance with NI 43-101 and NI 43-101F1.

11.                                 As at the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 14th day of January, 2011 at Tucson, Arizona

/s/ Douglas Austin
Douglas Austin P.E.

CERTIFICATE OF QUALIFIED PERSON

I, Thomas L. Drielick, P.E. of 2051 W. Sunset Road, Tucson, AZ 85704 do hereby certify that:

1.                                       I am one of the authors of the technical report for the Navidad Property entitled entitled “Pan American Silver Corp., Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011 (the “Technical Report”).

2.                                       I am a graduate of Michigan Technology University, Bachelor of Science in Metallurgical Engineering, 1970 and Southern Illinois University, Master of Business Administration, 1973.

3.                                       I am a Registered Professional Engineer in the State of Arizona (No. 22958), a Registered Professional Engineer in the State of Michigan (No. 6201055633) and a Member in good standing of the Society for Mining, Metallurgy and Exploration, Inc. (No. 850920).

4.                                       I am employed as a Sr. Vice President by M3 Engineering & Technology Corporation, 2051 West Sunset Road, Suite 101, Tucson, AZ 85704, USA.

5.                                       I have practiced metallurgical engineering for 40 years. I worked for the U.S. Army, Metallurgical Engineer (3 years); Kennecott Corporation, Process Engineer, Plant Metallurgical Engineer, Operations Foreman (7 years); Newmont Mining Corporation, Project Manager and Project Engineer (8 years); M3 Engineering & Technology, Project Manager and Metallurgist (22 years).

6.                                       I have read the definition of “qualified person” set out in National Instrument I 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.                                       I am responsible for the preparation of Sections 3, 18, 20, 26 and M3 drawings of the Technical Report and for figures, tables and graphs contained in Sections 3, 18, 20, 26 and M3 drawings of the Technical Report. A detailed description of the responsible author for each Section of the Technical Report is found in Section 4.3 on page 22 of the Technical Report.

8.                                       I am independent of the issuer as described in Section 1.4 of NI 43-101.

9.                                       I have not visited nor had any prior involvement with the property that is the subject of the Technical Report.

10.                                 I have read NI 43-101 and NI 43-101 Fl and I certify that the Technical Report has been prepared in compliance with NI 43-101 and NI 43-101F1.

11.                                 As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 14th day of January, 2011

/s/ Thomas L. Drielick
Thomas L. Drielick, P.E.

CERTIFICATE OF QUALIFIED PERSON

I, Pamela De Mark, P. Geo., of 546 Beatty Street, Vancouver, BC do hereby certify that:

1                                          I am one of the authors of the technical report for the Navidad Property entitled “Pan American Silver Corp., Navidad Project, Chubut Province, Argentina: Preliminary Assessment” dated January 14, 2011 (the “Technical Report”).

2.                                       I graduated with a Bachelor of Applied Science (Honours) Degree in Applied Geology from the University of Technology, Sydney (Australia) in 1994. I am a Member of the Australasian Institute of Mining and Metallurgy and am a member of The Association of Professional Engineers and Geoscientists of the Province of British Columbia (License #33050).

3.                                       I am a Professional Geoscientist in good standing in the Province of British Columbia in the areas of mining geology and resource estimation.

4.                                       I am currently employed as Director, Resources for Pan American Silver Corp. as of December 2010 and by reason of my employment, am currently not independent of Pan American Silver Corp. as described in Section 1.4 of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). I was previously employed by Snowden Mining Industry Consultants Inc. and prepared the most recent mineral resource estimates at the Navidad Property for Aquiline Resources Inc. and disclosed in a technical report dated May 2009, as amended in June 2009, as well as a technical report dated February 2010, and the current Technical Report. At the time of the preparation of the most recent mineral resource estimates, I was independent of both Aquiline Resources Inc. (the prior owner of the Navidad Project) and Pan American Silver Corp. as described in Section 1.4 of NI 43-101.

5.                                       I have worked as a mining and mineral resource geologist for a total of 16 years since my graduation from university.

6.                                       I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.                                       Pan American Silver Corp. is a “producing issuer” as defined in NI 43-101.

8.                                       I am responsible for Sections 3, 16, and 19 of the Technical Report and for figures, tables, and graphs contained in Section 3, 16, and 19 of the Technical Report. A detailed description of the responsible author for each Section of the Technical Report is found on Page 22 of the Technical Report.

9.                                       I have had prior involvement with the Property that is the subject of the Technical Report. I was the co-author of the technical report titled “Aquiline Resources Inc.: Navidad Project, Chubut Province, Argentina” and dated November 2007 and co-author of the amended technical report titled “Aquiline Resources Inc.: Navidad Project, Chubut Province, Argentina” and dated May 2009 and amended June 2009, and co-author of the technical report titled “Pan American Silver Corp.: Navidad Project, Chubut Province, Argentina” and dated 4 February 2010. I have visited the Navidad Property, most recently on 10 September to 13 September 2007 and from 28 April to 30 April 2009 for a total of 7 days.

10.                                 I have read NI 43-101 and NI 43-101F and the Technical Report has been prepared in compliance with NI 43-101 and NI 43-101F.

11.                                 As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 14th day of January, 2011

/s/ Pamela De Mark
Pamela De Mark, P.Geo.,

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

25                                                          ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the Project is not at a development or production stage, this section is not relevant to the Report.

M3-PN100019 14 January 2011

NAVIDAD PROJECT
PRELIMINARY ASSESSMENT

26                                                          ILLUSTRATIONS

M3 Drawings

000-FS-200	Overall Process Flow Sheet

000-GA-201	General Site Location Plan

000-GA-202	General Site Plan

000-GA-203	Process Area Site Plan

000-GA-204	Process Area Site Plan Sections

000-GA-205	Process Area G.A.

700-EL-201	Navidad Main Substation — One Line

750-EL-201	EL Escorial Substation

Golder Drawings

1018-1000-C-DWG-006	Tailings Prefeasibility Study TSF7a-Stage 1-27MT-General Arrangement

1018-1000-C-DWG-007	Tailings Prefeasibility Study TSF7a-Stage 2-70MT-General Arrangement

IMC Drawings

All relevant drawings from IMC have been incorporated into the text of this report.

M3-PN100019 14 January 2011

ROCK BREAKER
PRIMARY CRUSHER
PRIMARY CRUSHING DISCHARGE FEEDER
CONVEYOR
COARSE ORE STOCKPILE FEED STACKER
COARSE ORE STOCKPILE Cu-Ag 15,000 MT LIVE
COARSE ORE BIN
COARSE ORE FEEDER
COARSE ORE STOCKPILE Pb-Ag 15,000 MT LIVE
COARSE ORE RECLAIM FEEDER (3)
COARSE ORE RECLAIM FEEDER (3)
SAG MILL
SAG MILL DISCHARGE SCREEN
FUTURE PEBBLE CRUSHER
BALL MILL
CYCLONE FEED PUMPS
CYCLONE CLUSTER
TRASH SCREEN
GRAVITY FEED SCALPING SCREEN
GRAVITY CONCENTRATE TREATMENT
SAMPLER
CONDITIONER TANK
ROUGHER FLOTATION CELLS
DISTRIBUTION BOX
CLEANER FLOTATION CELLS
3rd CLEANER
2nd CLEANER
1st CLEANER
CONCENTRATE REGRIND
CONCENTRATE THICKENER
CONCENTRATE FILTER
BULK CONCENTRATE STORAGE
CONCENTRATE BIN
DRYER
OIL HEATER
HOLD
PACKAGING SYSTEM
TO PORT
BULK WET CONCENTRATE
TRUCK SCALE
TAILING THICKENER
PROCESS WATER/EVENT POND
TO DISTRIBUTION
COLLECTION SYSTEM RETURN POND AND PUMP
TAILING POND
SETTLED SOLIDS
LEGEND
MAIN PROCESS FLOW
INTERMITTENT FLOW
EQUIPMENT PACKAGE
FUTURE
DO NOT SCALE 11x17 DRAWINGS
PRELIMINARY
NOT FOR CONSTRUCTION
15,000 MTPD - PA
REFERENCES
REVISIONS
SCALE: NONE
DESIGNED BY LT
DRAWN BY
CHECKED BY
PROJECT MGR
CLIENT APPR.
Minera Argenta, S.A.
NAVIDAD PROJECT
OVERALL PROCESS
FLOW SHEET
000-FS-200

RIO NEGRO
PUERTO SAN ANTONIO
SAN CARLOS DE BARILOCHE
PUNTA COLORADA
PROJECT LOCATION
SHIP LOADOUT
CHILE
CUSHAMEN
GASTRE
GAN GAN
PUERTO MADRYN
PASO DEL SAPO
ESQUEL
FUTALEUFU
330 kV ELECT. LINES
TRELEW
RAWSON
LAS PLUMAS
PASO DE INDIOS
RIO PICO
CHUBUT
CAMARONES
SARMIENTO
RIO MAYO
COMODORO RIVADAVIA

CHILE
URUGUAY
ATLANTIC OCEAN
CHUBUT

DO NOT SCALE 11x17 DRAWINGS

PRELIMINARY
NOT FOR CONSTRUCTION

15,000 MTPD - PA

REFERENCES		REFERENCES		REVISIONS						REVISIONS							
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	SCALE: NONE	DATE
																DESIGNED BY JS	SEP 10
																DRAWN BY MAQ	SEP 10
																CHECKED BY	
																PROJECT MGR	
																CLIENT APPR.	

m3 — ARCHITECTURE / ENGINEERING / CONSTRUCTION MANAGEMENT

Minera Argenta, S.A.

NAVIDAD PROJECT
GENERAL SITE
GENERAL ARRANGEMENT
SITE LOCATION PLAN

DWG NO.	REV NO.	DATE
000-GA-201	P3	14 JAN 11

WASTE DUMP
LOMA PIT
PLANT
LANDFILL
VALLE ESPERANZA PIT
GALENA HILL PIT
EXISTING ACCESS ROAD
ACCESS ROAD
TAILINGS AND RETURN WATER LINE
TO CAN CAN
WELL FIELD

LEGEND:

- EXISTING ROADS
- LIGHT VEHICLE ROAD
- MINE TRUCK HAUL

NOTES:

1. DIMENSIONS IN MILLIMETERS
2. ELEVATIONS IN METERS ACCORDING TO CIVIL DWGS.
3. LEGEND
   T.O.C.= TOP OF CONCRETE
   T.O.S.= TOP OF STEEL
   T.O.G.= TOP OF GRATING
   F.G.= FINISH GRADE
   N.G.= NATURAL GRADE
   W.P.= WORK POINT
   T.O.T.= TOP OF TANK
   L.H.P.= LOW HEIGHT PARTITION
4. WORK THIS DRAWING WITH ISSUED FOR CONSTRUCTION CIVIL AND CONCRETE DRAWINGS
5. FIELD VERIFY COORDINATES AND NATURAL GRADE ELEVATION

GENERAL SITE PLAN

SCALE 1:15,000

CONTOUR INTERVAL = 14 METERS

1:30,000

DO NOT SCALE 11x17 DRAWINGS

PRELIMINARY
NOT FOR CONSTRUCTION

15,000 MTPD - PA

Minera Argenta, S.A.

NAVIDAD PROJECT
GENERAL SITE
GENERAL ARRANGEMENT
SITE PLAN

DWG NO. 000-GA-202

DATE 14 JAN 11

TRUCK SHOP
TIRE SHOP
WAREHOUSE
KITCHEN / DINING HALL
CONSTRUCTION CAMP
PRIMARY CRUSHER
EXPLOSIVE MAGAZINE
PROCESS WATER RESERVOIR
COARSE ORE STOCKPILES
CONSTRUCTION LAYDOWN AREA
WATER TREATMENT PLANT
WASTE WATER LEACH PAD
WASTE DUMP
RADIAL STACKER
LANDFILL
EMERGENCY/ STORM POND
FRESH WATER TANK
HAZARDOUS WASTE STORAGE
TOP SOIL STORAGE
LABORATORY
PROCESS PLANT
MILL MAINTENANCE BUILDING
FLOTATION
TAILS THICKENER
FILTRATION BLDG.
ADMINISTRATION OFFICES BLDG.
CLINIC
MAIN SUBSTATION
PUMP HOUSE
CONCENTRATE STORAGE BLDG.
REAGENTS
TAILINGS LINE
ACCESS ROAD
TAJO VALLE ESPERANZA
TO TAILINGS POND
NOTES:
1. DIMENSIONS IN MILIMETERS
2. ELEVATIONS IN METERS.
3. LEGEND
4. FIELD VERIFY COORDINATES AND NATURAL GRADE ELEVATION
DO NOT SCALE 11x17 DRAWINGS

PARTIAL SITE PLAN

SCALE 1:2,000

1:2,000

70 · 37.5 · 0 · 70

SCALE IN METERS

PRELIMINARY

NOT FOR CONSTRUCTION

15,000 MTPD - PA

SCALE	1:2,000
DESIGNED BY	SEP 10
DRAWN BY MAO/PG	SEP 10
CHECKED BY	
PROJECT MGR	
CLIENT APPR.	

m3 — ARCHITECTURE, ENGINEERING, CONSTRUCTION MANAGEMENT

Minera Argenta, S.A.

NAVIDAD PROJECT
PARTIAL SITE PLAN
GENERAL ARRANGEMENT PLAN

DWG NO. 000-GA-203

REV NO. P2 — DATE 14 JAN 11

COARSE ORE STOCKPILE STACKER
PRIMARY CRUSHER DISCHARGE CONVEYOR
EXISTING GRADE

SECTION A
SCALE: 1:750

SAG MILL FEED CONVEYOR
SAG MILL BALL LOADING SYSTEM
SAG MILL
EXISTING GRADE

SECTION B
SCALE: 1:750

NOTES:

1. DIMENSIONS IN MILLIMETERS
2. ELEVATIONS IN METERS -ACCORDING TO CIVIL DWGS.
3. LEGEND
   T.O.C.= TOP OF CONCRETE
   T.O.S.= TOP OF STEEL
   T.O.G.= TOP OF GRATING
   F.G.= FINISH GRADE
   N.G.= NATURAL GRADE
   W.P.= WORK POINT
   T.O.T.= TOP OF TANK
   L.H.F.= LOW HEIGHT FUNCTION
4. READ THIS DRAWING WITH ISSUED FOR CONSTRUCTION CIVIL AND CONCRETE DRAWINGS
5. FIELD VERIFY COORDINATES AND NATURAL GRADE ELEVATION

SCALE IN METERS

DO NOT SCALE 11x17 DRAWINGS

PRELIMINARY
NOT FOR CONSTRUCTION

15,000 MTPD - PA

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE: 1:750		DATE
DESIGNED BY		SEP 10
DRAWN BY	PG	SEP 10
CHECKED BY		
PROJECT MGR		
CLIENT APPR.		

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

Minera Argenta, S.A.

NAVIDAD PROJECT
PARTIAL SITE
GENERAL ARRANGEMENT
SECTIONS

DWG NO. 000-GA-204
REV NO. P2
DATE 14 JAN 11

DO NOT SCALE 11x17 DRAWINGS

PRELIMINARY
NOT FOR CONSTRUCTION

15,000 MTPD PA

REFERENCES		REFERENCES		REVISIONS						REVISIONS				
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APPD	DATE	CLIENT	NO.	DESCRIPTION	BY	APPD	DATE

		DATE
SCALE	1:100	
DESIGNED BY		SEP 10
DRAWN BY		SEPT 10
CHECKED BY		
PROJECT MGR		
CLIENT APPR.		

m3

Minera Argenta, S.A.

NAVIDAD PROJECT
OVERALL PLAN
GENERAL ARRANGEMENT

DWG NO. 000-GA-205

DATE 14 JAN 11

DO NOT SCALE 11x17 DRAWINGS

PRELIMINARY
NOT FOR CONSTRUCTION

15,000 MTPD - PA

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT
[illegible]	[illegible] SINGLE LINE DIAGRAM														
[illegible]	[illegible] SINGLE LINE DIAGRAM														
[illegible]	[illegible] SINGLE LINE DIAGRAM									P3	FOR INTERNAL/CLIENT REVIEW	[illegible]	[illegible]	12 JAN 11	-
										P2	FOR INTERNAL/CLIENT REVIEW	[illegible]	[illegible]	[illegible] 10	-
										P1	FOR INTERNAL/CLIENT REVIEW	[illegible]	[illegible]	[illegible] 10	-

SCALE	SIN ESCALA	DATE
DESIGNED BY	[illegible]	[illegible]
DRAWN BY	[illegible]	[illegible]
CHECKED BY		
PROJECT MGR		
CLIENT APPR.		

Minera Argenta, S.A.

NAVIDAD PROJECT
MAIN SUBSTATION
ELECTRICAL
SINGLE LINE DIAGRAM

DWG NO. 700-EL-201

REV NO. P3

DATE 12 JAN 11

EXISTING
EXISTING
SPARE
TO NAVIDAD

DO NOT SCALE 11x17 DRAWINGS

PRELIMINARY
NOT FOR CONSTRUCTION

15,000 MTPD - PA

REFERENCES		REFERENCES	
DWG. NO.	TITLE	DWG. NO.	TITLE
750-EL-201	132kV SINGLE LINE DIAGRAM		

REVISIONS					
NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT
P3	FOR INTERNAL/CLIENT REVIEW	MJR	AB	12 JAN 11	-
P2	FOR INTERNAL/CLIENT REVIEW	MJR	AB	[illegible] NOV 10	-
P1	FOR INTERNAL/CLIENT REVIEW	MJR	AB	27 SEP 10	-

SCALE: SIN ESCALA		DATE
DESIGNED BY	AB	SEP 10
DRAWN BY	MJR	SEP 10
CHECKED BY		
PROJECT MGR		
CLIENT APPR.		

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

Minera Argenta, S.A.

NAVIDAD PROJECT
EL ESCORIAL SUBSTATION
ELECTRICAL
SINGLE LINE DIAGRAM

DWG NO. 750-EL-201
REV NO. P3
DATE 12 JUL 11

INTAKE STRUCTURE
WATER DIVERSION CHANNEL A
WATER DIVERSION CHANNEL C
DISCHARGE PIPELINE WITH DROP BOXES OR SIMILAR (SEE NOTE 8)
WATER DIVERSION CHANNEL C (SEE NOTE 7)
WATER DIVERSION CHANNEL A (SEE NOTE 7)
TO/FROM PROCESS PLANT
STAGE 1 – 27 Mt TAILINGS FOOTPRINT
DIVERSION CHANNEL DISCHARGE
INTAKE STRUCTURE
WATER RECLAIM BARGE (BY OTHERS)
OPERATIONAL POND APROX. 200,000m
SEEPAGE COLLECTION POND
WATER DIVERSION CHANNEL B (SEE NOTE 7)
DIVERSION CHANNEL DISCHARGE

LEGEND

- TAILINGS
- WATER
- DAM
- WATER COURSES
- WATER DIVERSION CHANNEL
- TAILINGS PIPELINE (BY OTHERS)
- DROP BOXES OR SIMILAR
- WATER RECLAIM PIPELINE (BY OTHERS)
- WATER RECLAIM BARGE (BY OTHERS)
- TAILINGS SPIGOTS
- POTENTIAL TAILINGS SPIGOTS

NOTES

1. ELEVATIONS ARE REFERENCED TO GEODETIC DATUM (m.a.s.l.)
2. COORDINATE SYSTEM IS IN THE GAUSS KRUGGER "CAMPO INCHAUSPE FRANJA 2" SYSTEM.
3. SURVEY PROVIDED BY ARGENTA PROJECT AREA TO 2m ACCURACY, REGIONAL AREA TO 50m ACCURACY.
4. ALL DIMENSION IN METERS (m), UNLESS INDICATED.
5. PREFEASIBILITY DESIGN ONLY. NOT FOR CONSTRUCTION.
6. DETAILS OF ALL STAGES ARE INDICATED IN DRAWINGS 1018-1000-G-006 TO 1018-1000-G-011.
7. WATER DIVERSION CHANNEL DESIGN SHOWN ON DRAWINGS 1018-1000-H-013 TO 1018-1000-H-018.
8. THE WESTERN TAILINGS PIPELINE WILL REQUIRE DISCHARGE PIPES WITH ENERGY DISSIPATION STRUCTURES SUCH AS DROP BOXES OR SIMILAR.

DRAFT

TSF 7a - STAGE 1 - 27 Mt - GENERAL ARRANGEMENT

SCALE 1:12500

250 125 0 125 250

SCALE 1:12500

CLIENT				GOLDER ASSOCIATES S.A.			
	NAME	SIGN	DATE		NAME	SIGN	DATE
ENGINEERING LEADER	.		.	DESIGNED BY			OCT. 2010
PROJECT DIRECTOR	.		.	DRAWN BY			OCT. 2010
GENERAL MANAGER	.		.	QUALITY CONTROL	.		.
				PROJECT MANAGER			OCT. 2010
				PROJECT DIRECTOR	.		.

MINERA ARGENTA
PROYECTO NAVIDAD

PROJECT TITLE

DRAWING NUMBER	1018-1000-G-DWG-005
PROJ. #	10921C1018
SCALE 1:12500	REV. B

SIZE FORMAT A3

INTAKE STRUCTURE
WATER DIVERSION CHANNEL A
WATER DIVERSION CHANNEL C
DISCHARGE PIPELINE WITH DROP BOXES OR SIMILAR (SEE NOTE 8)
WATER DIVERSION CHANNEL C (SEE NOTE 7)
WATER DIVERSION CHANNEL A (SEE NOTE 7)
TO/FROM PROCESS PLANT
STAGE 2 – 70 Mt TAILINGS FOOTPRINT
DIVERSION CHANNEL DISCHARGE
INTAKE STRUCTURE
WATER RECLAIM BARGE (BY OTHERS)
WATER DIVERSION CHANNEL B (SEE NOTE 7)
OPERATIONAL POND
SEEPAGE COLLECTION POND
DIVERSION CHANNEL DISCHARGE

LEGEND

- TAILINGS
- WATER
- DAM
- WATER COURSES
- WATER DIVERSION CHANNEL
- TAILINGS PIPELINE (BY OTHERS)
- DROP BOXES OR SIMILAR
- WATER RECLAIM PIPELINE (BY OTHERS)
- WATER RECLAIM BARGE (BY OTHERS)
- TAILINGS SPIGOTS
- POTENTIAL TAILINGS SPIGOTS

NOTES

1. ELEVATIONS ARE REFERENCED TO GEODETIC DATUM (m.a.s.l.)
2. COORDINATE SYSTEM IS IN THE GAUSS KRUGGER "CAMPO INCHAUSPE FRANJA 2" SYSTEM.
3. SURVEY PROVIDED BY ARGENTA PROJECT AREA TO 2m ACCURACY, REGIONAL AREA TO 50m ACCURACY.
4. ALL DIMENSION IN METERS (m), UNLESS INDICATED.
5. PREFEASIBILITY DESIGN ONLY, NOT FOR CONSTRUCTION.
6. DETAILS OF ALL STAGES ARE INDICATED IN DRAWINGS 1018-1000-C-006 TO 1018-1000-C-011.
7. WATER DIVERSION CHANNEL DESIGN SHOWN ON DRAWINGS 1018-1000-H-013 TO 1018-1000-H-018.
8. THE WESTERN TAILINGS PIPELINE WILL REQUIRE DISCHARGE PIPES WITH ENERGY DISSIPATION STRUCTURES SUCH AS DROP BOXES OR SIMILAR.

DRAFT

TSF 7a - STAGE 2 - 70 Mt - GENERAL ARRANGEMENT

SCALE 1:12500

MINERA ARGENTA
PROYECTO NAVIDAD

CLIENT	GOLDER ASSOCIATES S.A.

Golder Associates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)

Date:	January 18, 2011	By:	/S/ ROBERT PIROOZ
			Name:	Robert Pirooz
			Title:	General Counsel and Director